

California Water Service Group
2022 SUMMARY ANNUAL REPORT

Steady at the helm

02 Steady at the helm

22 Business at a glance

24 Letter to stockholders

30 CWT 20-year total return on investment

32 Eight-year financial review

34 Retiring crew members

36 Board of directors

38 Corporate officers

40 Corporate information

California Water Service Group (NYSE: CWT) is the third-largest publicly traded water utility in the United States, providing high-quality water and wastewater services to more than two million people through four regulated subsidiaries: California Water Service (Cal Water), Hawaii Water Service (Hawaii Water), New Mexico Water Service (New Mexico Water), and Washington Water Service (Washington Water). A fifth subsidiary, Texas Water Service, invests in water and wastewater infrastructure in Texas through a joint venture with BVRT Utility Holding Company.

We are committed to improving the quality of life for our customers, communities, employees, and stockholders. We do this by living our core values and delivering on our promise to provide quality, service, and value.

Established in 1926,

our company has seen good times and bad. We rejoiced when America rebounded after the Great Depression, WWII ended, the Civil Rights Movement gained momentum, and the first man walked on the moon. We mourned when President John F. Kennedy and Dr. Martin Luther King Jr. were assassinated, astronauts were lost in the Challenger and Columbia disasters, terrorists took thousands of American lives on 9/11, and, most recently, the world suffered a heartbreaking global pandemic.

Through it all, we have survived and thrived by focusing day in and day out on our mission: to provide the safe, reliable water supply that is the lifeblood of our communities, while also seizing every opportunity to enhance the quality of life for our customers, communities, employees, and stockholders.

Staying the course

Challenging times threaten to take us off course. To stay on track, we prioritize the things that are core to the business: water quality, public health and safety, customer service, and infrastructure investment.



Delivering **safe, high-quality** water

Whatever is happening in the world around us, one thing never changes: our responsibility for providing safe water to our customers and communities. Our water quality assurance program is multi-faceted and rigorous, and our laboratory is at the heart of it. In 2022, our team participated in an intense audit, demonstrating expertise and conformance with regulatory methodologies and documentation requirements. They earned recertification from the California Environmental Laboratory Accreditation Program (ELAP) and verified their conformance with stricter national standards. This allows for in-house analyses by scientists who are personally invested in our customers' health and safety, which results in superior quality, faster service, and lower costs for our customers.

Keeping **our promise** to customers

We promise to provide quality, service, and value to our customers, and in 2022, we delivered by:

- Answering 87.7% of customer calls within 20 seconds
- Rendering 99.8% of customer bills accurately
- Arriving within two hours of designated appointment times 98.6% of the time
- Helping customers save 180 million gallons of water through a variety of conservation programs

We recognize that customer service goes beyond these performance metrics to the way we make our customers feel. That's why we implemented an additional survey tool in 2022 that will help us keep a finger on their pulse and continue to identify ways to surpass their expectations.

250 water quality standards were met or surpassed to protect public health and safety.

"We couldn't allow these supply chain disruptions to slow down our water system infrastructure improvement program, because our customers rely on us to make the investments necessary to provide a reliable, safe water supply. By putting our heads together and getting creative, we've been able to minimize the effects of delays." — **ELISSA OUYANG, CHIEF PROCUREMENT OFFICER**

Investing in our
infrastructure

Businesses in many industries faced supply chain challenges in 2022, and we were no exception. Faced with delays in shipments of water pipe, fittings, hydrants, valves, and other key materials, we formed cross-functional teams to address the issue.

OUR STRATEGY INCLUDED:

An accelerated ordering program to enable teams to accurately estimate needs and order materials earlier in the project design process



A pre-purchase plan to allow for the advanced purchase and storage of commonly used supplies



Identification and addition of new materials and suppliers to meet critical needs



As a result of these efforts, we invested $328 million in infrastructure improvements that increase reliability and improve water quality.



Throwing out a lifeline

When our customers and community partners struggle to stay afloat, we are there to throw out a lifeline. We are more than a water utility company; we are a helping hand, securing financial assistance for customers, connecting people with available programs, and supporting community organizations.



Helping **customers** take advantage of our programs

We offer a range of programs to help customers who are having difficulties making ends meet. In addition to a Rate Support Fund for all customers in smaller, higher-cost areas, we offer a low-income assistance program, a stockholder-funded hardship grant program, and a variety of water conservation programs. And when customers need more time to bring their accounts current, we offer interest-free payment plans. To help customers take advantage of these programs, as well as the services offered by some of our community partners, in 2022, we hosted customer resource fairs in several disadvantaged communities.

Executing a **new grant strategy**

We use investments from our stockholders to fund critical infrastructure improvement projects, and these investments are vital to the reliability and integrity of our water systems. For certain projects, however, a state or federal grant can be used to augment stockholder investment and minimize the rate impact to customers. To take advantage of these opportunities, we developed a grant pursuit strategy.

In 2022, we secured more than $10 million in grants to fund water pipes, water supply projects, and water quality treatment in disadvantaged communities.

Contributing to
our communities

Beyond our customer assistance programs, we contribute to community organizations that are working to make a difference in our communities. Here are just a few 2022 examples. We:

○ Provided grants to firefighting agencies for essential equipment and tools

○ Delivered meals and toys to needy families through our Operation Santa Claus event in King City

○ Adopted goats for environmentally friendly landscaping in Palos Verdes

○ Donated funds to the San Juan College Veteran Center

○ Supported Village Harvest's Community Fruit Harvesting program, which organizes volunteer teams to pick one-quarter of a million pounds of fruit from local backyards and small orchards for food banks

○ Contributed to support efforts for Ukraine and victims of Hurricane Ian

In 2022, throughout our service areas, our stockholder-funded contributions totaled more than

$1.58 million

"One of the things I love most about our company is our commitment to doing the right thing. Our philanthropic giving is a meaningful and tangible demonstration of this commitment. We are purpose-driven, and we work together to make a real difference in our communities."
— SHANNON DEAN, CHIEF CITIZENSHIP OFFICER



All hands on deck

It takes all of us to keep things ship-shape. When we do all we can to take care of our employees, they do all they can to take care of our customers. And as any good captain knows, a crew that feels heard and valued will perform like a well-oiled machine, solving any problem that arises.



Crews coming together to **solve problems**

In good times and bad, our employees are dedicated to serving our customers. This dedication and teamwork was demonstrated perfectly by a team in our Bakersfield District, who came together and worked around the clock to prevent water service interruptions to customers after a wide-spread power outage occurred late one Friday night in November. After confirming that standby generators worked as intended and that water in the system was not adversely impacted, the team focused on the two massive water quality treatment plants serving the city. Within an hour of the power loss, the plants had been manually restarted and were operating properly. Work continued into the weekend as power was restored. Through it all, customers were blissfully unaware of all our team was doing behind the scenes to serve them.

OTHER CREWS GETTING THE JOB DONE

Challenge		Solution
A Christmas event in Salinas was jeopardized by water collecting from a heavy rain.	→	Within minutes, two of our operators arrived to drain the water so the festivities could continue.
A leak caused a system-wide outage in a remote area of Washington located nearly an hour from our Operations Center.	→	The crew worked long hours through a snowy, icy holiday weekend to locate the leak in challenging terrain and repair it so that no customers would be without water.
In Oroville, the sedimentation basin in our treatment plant needed to be cleaned out in a single day, an impossible feat for the local team.	→	Operations professionals from Chico and Willows joined forces with the Oroville team to get the job done.

"Preparation is key in emergency response. An effective emergency response program involves partnering with first responders to regularly rehearse and simulate actual incidents to refine our information sharing, coordinated response, and public outreach protocols. This is a long-standing practice at the Company, and we are thankful for the support from our community leaders and partner agencies."
— MICHAEL LUU, CHIEF RISK OFFICER



Getting **everyone** back on board

The pandemic took away a lot of things, and one of them was the ability for our employees to connect. Isolated in our pods, faces covered with masks, we lost touch with each other and our communication suffered. For the first time ever, in one of our annual surveys, a significant number of employees said that we'd lost something special about our culture. This was a monumental concern to us, and we immediately set out on a listening campaign. We sought counsel from inside and out and took steps to re-engage and motivate our employees.

RESULTS: Later in 2022, we were named a Great Place to Work® by the Great Place to Work Institute.

Bringing first responders **together**

In 2022, Cal Water organized a multi-agency emergency response exercise to coordinate how first responders would work together in a contaminated water scenario. The event, which took place in Chico, California, included both a field and tabletop exercise. Joining Cal Water were representatives from the California Department of Drinking Water, Federal Bureau of Investigation, City of Chico Police and Fire Departments, Butte County Office of Emergency Services, California Office of Emergency Services, and others. The massive undertaking enabled us to sharpen our emergency response procedures, test our customer notification system, and further strengthen our partnerships with other first responders.

Eyes on the horizon

What if the crew of the Titanic could have seen that massive iceberg out in the distance below the surface? Surely they would have circumvented disaster. A key part of our strategy is to keep our eyes on the horizon, identifying risks to the business and taking meaningful steps to mitigate them. A few that are currently in our sights: climate change, regulatory hurdles, and water supply constraints.



Mitigating and adapting to **climate change**

As part of our effort to reduce our contribution to climate change, we:

- Continued to promote our industry-leading water conservation programs

- Conducted a month-long educational campaign in our service areas to help customers understand that when they conserve water, they reduce the amount of power needed for water delivery, thus reducing greenhouse gas emissions

- Piloted multiple technologies for leak detection to minimize loss in our water systems

- Made progress on an energy management system that will enable us to prioritize use of the most energy-efficient sources and identify opportunities to replace and upgrade facilities for increased energy efficiency

- Completed a fleet study to identify optimal replacement cycles and opportunities to downsize vehicles

In 2022, we continued to identify and mitigate risks associated with climate change. We:

- Cleared fire breaks around key facilities to minimize risk of wildfire damage

- Installed additional backup generators to enable us to operate during power interruptions

- Designed a floating intake to be utilized in Clear Lake to help meet water needs when lake levels are low in our Lucerne, California service area

- Developed and refined operational contingency plans for operating our surface water treatment plants when they are impacted by climate change-driven events, including fires, floods, and droughts

Our Water Resource Sustainability, Engineering, Water Quality, Operations, and Fleet and Facilities Departments are all working on climate change-related projects to be submitted in California's next rate filing. Thorough preparation for the filing is critical, as all projects must be reviewed and approved by our regulator during the triennial process.

Advocating to protect **affordability**

Although our customer assistance programs are helpful, affordability remains top of mind for us, as the costs of providing safe, reliable water service continue to increase for all water providers.

Challenge

The California Public Utilities Commission's 2020 decision to disallow the use of decoupling created a major regulatory hurdle for us in reaching both affordability and water conservation goals.



Solution

In 2022, Cal Water led a coalition of diverse interests in supporting passage of legislation in California that restores water utilities' ability to propose decoupling in future proceedings before the Commission.

DEFINITION: Decoupling removes the link between a water utility's financial performance and the amount of water it sells. Without it, a water utility must collect more of the revenue required for operations in the fixed monthly service charge, which hurts low-income, low-volume water users.

Looking at water supply **reliability**

Every investor has heard the saying, "Don't put all your eggs in one basket." Diversification is also key in water supply planning. We have been taking a hard look at each of our service areas to prioritize opportunities to augment existing sources of supply, an endeavor that becomes increasingly important in the face of climate change.

In 2022, we installed water quality treatment and an emergency generator at a high-volume well serving East Los Angeles, California. The project adds a water source and reduces the cost of bringing water in from outside the service area by more than $5,000 per day, a savings that is passed directly on to customers.

We also secured grants for two critical water supply projects in our Visalia and Kern River Valley Districts. In Visalia, we plan to add a water storage tank and two booster pumps to augment one small system's single well; in Kern River Valley, we plan to construct an in-channel concrete intake structure and associated equipment to improve our ability to draw water from the Kern River.



Full steam ahead

A famous fish once said, "Just keep swimming," and that's precisely our approach. We keep executing our plan, making progress, and moving forward. For us, growth takes various forms, including connecting to communities that lack a reliable supply of safe water, adding new service areas, and pursuing new partnerships.



"We believe that every community should have access to clean, safe water. That's a personal passion of mine. So I'm particularly proud of our tenacious efforts to bring people together to connect communities in need to our water systems, despite the challenges involved."

— SOPHIE JAMES, CHIEF WATER QUALITY OFFICER

Connecting to **communities** in need

Shocking though it may be, an estimated 2 million people in the United States lack access to clean, safe water. We are working hard to make a difference in neighboring communities that find themselves in this untenable situation, whether due to a decline in available water supplies or insurmountable water quality challenges. In one dramatic example from 2022, we expedited a project to connect a community in Southwest Bakersfield to our system after the well serving its

mobile home park ran dry in triple-digit heat, leaving dozens of residents no alternative but to scoop water from the complex's swimming pool to flush their toilets. Although these projects often require cooperation between multiple parties and can be challenging and complex, we won't give up. In fact, at the end of 2022, we had 12 consolidation projects in various stages of progress, from early initiation to pending grant approval.

1,000+ **is the number of customers we are currently working to connect to our systems. This includes one school.**

Bringing in **new customers**

GROWTH BY ACQUISITION CONTINUED APACE IN 2022

We closed acquisitions in Hawaii, New Mexico, Texas, and Washington, adding a total of 4,016 customers.

We secured regulatory approval on four acquisitions in California, Hawaii, and Washington, which is expected to add 2,900 customers upon closing.

We completed purchase agreements with three utilities serving 980 customers in Hawaii, New Mexico, and Washington.

Entering into **new partnerships**

TWO UNIQUE WATER SUPPLY PARTNERSHIPS IN 2022

1. One of the subsidiaries of our Texas partner, BVRT Utility Holding Company, entered into a long-term water supply agreement with the Guadalupe Blanco River Authority. Under the terms of the agreement, this subsidiary plans to invest more than $40 million in capital in the first phase of a water supply pipeline project and receive up to 2,419 acre-feet of water annually in return.

2. Cal Water entered into a partnership with biotech leader Genentech to explore the feasibility of constructing facilities to bring recycled water to Genentech's South San Francisco campus. If the project is built, it will improve supply reliability in the area and demonstrate both companies' commitment to sustainability.



Our business at a glance

Our mission: to be the leading provider of water and wastewater services

Our purpose: to enhance the quality of life for our customers, communities, employees, and stockholders

Our operating imperatives: affordable and excellent service, sustainability and community impact, public health and safety, enhanced stockholder value, and employees as best advocates

 **2M+** population served through 553,000 service connections

 **100B+** gallons of drinking water delivered annually

 **650M+** gallons of wastewater processed annually

FOUNDED IN
1926

1,200
EMPLOYEES

SERVING
150+
COMMUNITIES

SERVICE CONNECTIONS BY STATE

 **CA** **California**
496,400

 **WA** **Washington**
37,500

 **NM** **New Mexico**
10,700

 **HI** **Hawaii**
6,200

 **TX** **Texas**
2,200

To our stockholders

It's worth pointing out that our theme for 2022 is "Steady at the Helm," which is distinctly different from "A Port in the Storm." We are not insulated from headwinds caused by inflation, supply chain issues, workforce challenges, or, most impactful, regulatory delays. Our 2022 financial results reflect some of these challenges. However, for nearly a century, we have demonstrated that we are steady at the helm, in both smooth and rough waters. That's because we remain focused on our mission and our customers, no matter what comes our way.

OUR 2022 HIGHLIGHTS

Previous pages in this report illustrate why stockholders tend to ride out the waves with us. To recap and add to the accomplishments highlighted there, we:

- Declared our 308th consecutive quarterly dividend and increased the annual dividend for the 55th consecutive year

- Met or surpassed every primary state and federal water quality standard for public health and safety in all 291 of our water systems

- Completed an inventory of our water service lines to rule out the presence of lead, and began the multi-phase process of inventorying service lines owned by customers

- Constructed two treatment plants for Per- and Polyfluorinated Substances, commonly known as PFAS

- Treated more than 664 million gallons of wastewater safely and with no negative environmental impacts

- Invested $328 million in critical infrastructure that improves quality and reliability for customers, including:
  - > 18 projects to better prepare us for power interruptions and wildfire events, including emergency generators
  - > Seven projects to replace, upgrade, and/or retrofit storage and pressure tanks
  - > 12 projects to enhance water quality treatment
  - > 134,072 feet of water pipeline

- Provided unconscious bias training to 95% of our employees

- Invested more than $6.1 million in conservation rebates and programs for customers

- Secured more than $10 million in grants to minimize rate impacts of critical water supply projects in disadvantaged communities

- Added 4,016 new customers through acquisitions, secured regulatory approval to add 2,900 customers in 2023, and completed purchase agreements that are expected to add 980 customers upon closing

- Made $1.58 million in stockholder-funded contributions to our communities through a range of philanthropic programs

- Challenged the California Public Utilities Commission's decision to disallow decoupling, a critical regulatory mechanism in preparing for climate change and drought, in the California State Supreme Court

- Made steady progress on our ESG journey, described in detail in our annual ESG Report, which will be available at calwatergroup.com in May 2023

What keeps our stockholders on board?

OUR TRANSPARENCY & TRACK RECORD

First, our earnings drivers are straightforward: grow the business (primarily through infrastructure investment and secondarily through acquisitions); manage controllable expenses; and provide safe, reliable service to customers. And we've delivered, even when faced with regulatory delays. Having successfully invested nearly $1.5 billion and added 35,500 customers over the past five years, we have demonstrated that we are on course from a growth perspective. We've also been disciplined in managing controllable expenses and have remained focused on the importance of affordability and excellent service for customers. A recent example is our effort to regionalize our customer service teams and expand our service hours, which increased efficiency and enhanced service. And, although they are beyond our control, regulatory delays are eventually resolved. All of this is transparent to investors from Wall Street to Main Street.

OUR PURPOSE

Second, and more important: We have a higher purpose. Our stockholders know that they are making it possible for our dedicated team of employees to provide a service that is absolutely essential to the health, well-being, and prosperity of every family and business that relies on us. As climate change continues to impact everything from water supply reliability to water quality, our communities know the importance of having a professional, proven water provider to meet their needs. Our genuine commitment to enhancing the quality of life for those we serve, through our daily operations, community contributions, and preparations for the future, make us an asset to our customers, communities, and stockholders.

**Annual dividend
per common share**



$0.750 — 2018
$0.790 — 2019
$0.850 — 2020
$0.920 — 2021
$1.000 — 2022

**Capital investment
in infrastructure**



$272M — 2018
$274M — 2019
$299M — 2020
$293M — 2021
$328M — 2022

WHAT'S ON THE HORIZON

Looking ahead to 2023 and beyond, we expect to continue to make steady progress forward. We anticipate the California Public Utilities Commission will authorize rate changes requested in our 2021 filing, which will enable us to continue to invest for the future while improving service and efficiency today.

We will work diligently to prepare for our 2024 filing, which will reflect the need for investment to adapt to and mitigate climate change impacts, including water supply challenges.

We expect our growth to continue, as we diligently invest in our infrastructure and pursue opportunities to serve new communities. Already, in the first quarter of 2023, we reached an agreement to purchase Lake Section Water Company in Chaparral, New Mexico, which serves 5,000 customer connections.

And, most importantly, we will maintain our focus on people — we will bring our employees together and keep them engaged in fulfilling our mission; we will give to worthwhile charitable organizations; and we will pursue grants and financial assistance to help our customers.

A dedicated and top-notch crew is on board to navigate us forward, including the newest additions to our officer team: Shawn C. Bunting, our new Vice President, General Counsel; Thomas A. Scanlon, our Corporate Controller & Principal Accounting Officer; and Justin B. Skarb, our Vice President, Government & Community Affairs. We also congratulate and thank Scott L. Morris, who has assumed the role of Lead Independent Director while Terry P. Bayer is on medical leave. Our proxy details the wide range of expertise and experience possessed by both our Board and our Officer team; we hope you'll take a moment to review their impressive resumés.

With that, we wish you health, happiness, and prosperity in 2023 and thank you for your investment in California Water Service Group.



Martin A. Kropelnicki

MARTIN A. KROPELNICKI
President & Chief Executive Officer

Peter C. Nelson

PETER C. NELSON
Chairman of the Board

"I am truly blessed to be part of our 'One Team' workplace. This is an **extraordinary company,** solid in both good and tough times."

— PETE NELSON, CHAIRMAN

Financial Highlights*

Dollars in thousands, except per common share data

YEAR ENDED DECEMBER 31	2022	2021	2020	2019	2018
Market price at year end	$60.64	$71.86	$54.03	$51.56	$47.66
Book value per share	$23.70	$21.72	$18.08	$15.84	$15.19
Earnings per share (diluted)	$1.77	$1.96	$1.97	$1.31	$1.36
Dividend per share	$1.00	$0.92	$0.850	$0.790	$0.750
Operating revenue	$846,431	$790,909	$794,307	$714,557	$698,196
Net income attributable to California Water Service Group	$96,011	$101,125	$96,831	$63,116	$65,584

*Certain numbers reflect prior period adjustments. See Form 10-K for details.

CWT 20-year total return on investment

*On $100 stock purchase on January 1, 2003,
with dividends reinvested*

● ➔ S&P 500   ● ➔ CWT



	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
S&P 500	$100	$124	$137	$147	$168	$175	$115	$143	$164	$168
CWT	$100	$120	$165	$179	$190	$182	$234	$194	$204	$205



Year		
2013	$197	$217
2014	$252	$268
2015	$289	$304
2016	$289	$294
2017	$331	$439
2018	$403	$593
2019	$383	$626
2020	$507	$695
2021	$586	$746
2022	$770	$1,019
2023	$624	$891

Eight-year financial review*

Dollars in thousands, except per common share data and as otherwise noted

	2022
SUMMARY OF OPERATIONS	
Operating revenue	$846,431
Operating expenses	$718,771
Interest expense, other income and expenses, net	$32,397
Net income	$96,011
COMMON SHARE DATA	
Earnings per share (diluted)	$1.77
Dividend declared	$1.00
Dividend payout ratio	57%
Book value	$23.70
Market price at year end	$60.64
Common shares outstanding at year end (in thousands)	55,598
Return on average common stockholders' equity	7.7%
Long-term debt interest coverage	3.31
BALANCE SHEET DATA	
Net utility plant	$3,058,870
Total assets	$3,850,752
Long-term debt, including current portion	$1,055,797
Capitalization ratios:	
Common stockholders' equity	55.6%
Long-term debt	44.4%
OTHER DATA	
Water production (in million gallons)	106,945
Customers at year end, including Hawthorne and Commerce	553,000
New customers added	5,400
Operating revenue per customer	$1,531
Utility plant per customer	$8,203
Employees at year end	1,225

*Certain numbers reflect prior period adjustments.
  See Form 10-K for details.

2021	2020	2019	2018	2017	2016	2015
$790,909	$794,307	$714,557	$698,196	$676,113	$609,370	$588,368
$664,139	$657,641	$615,145	$587,656	$569,030	$526,734	$506,803
$25,791	$39,835	$36,296	$44,956	$34,143	$33,961	$36,548
$101,125	$96,831	$63,116	$65,584	$72,940	$48,675	$45,017
$1.96	$1.97	$1.31	$1.36	$1.52	$1.01	$0.94
$0.920	$0.850	$0.790	$0.750	$0.720	$0.690	$0.670
47%	43%	60%	55%	47%	68%	71%
$21.72	$18.08	$15.84	$15.19	$14.56	$13.75	$13.41
$71.86	$54.03	$51.56	$47.66	$45.35	$33.90	$23.27
53,716	50,334	48,532	48,065	48,012	47,965	47,875
9.7%	11.5%	8.4%	9.2%	10.7%	7.5%	7.1%
3.52	3.87	3.10	3.57	4.58	3.45	3.67
$2,846,862	$2,650,558	$2,406,370	$2,232,723	$2,047,965	$1,859,277	$1,701,768
$3,623,271	$3,394,248	$3,111,308	$2,837,704	$2,744,710	$2,411,745	$2,241,253
$1,060,986	$786,227	$808,622	$814,938	$531,713	$557,953	$514,045
52.5%	53.7%	49.4%	47.3%	56.8%	54.2%	55.5%
47.5%	46.3%	50.6%	52.7%	43.2%	45.8%	44.5%
110,519	110,742	104,735	107,589	104,986	99,096	98,899
547,600	543,000	520,600	517,500	514,300	511,500	509,000
4,600	22,400	3,100	3,200	2,800	2,500	2,900
$1,444	$1,463	$1,373	$1,349	$1,315	$1,191	$1,156
$7,665	$7,165	$6,820	$6,240	$5,775	$5,312	$4,925
1,182	1,192	1,207	1,184	1,176	1,163	1,155

Fair winds and following seas

OUR PEOPLE, OUR COMPANY

It's the people who make our company special, and many of them choose to enjoy long careers with us before embarking on their retirement journeys.

OFFICERS & DIRECTORS RETIRING IN 2022 & 2023

David B. Healey, Vice President & Corporate Controller, retired in December 2022 after 13 years of service.

Lynne P. McGhee, Vice President, Legal Counsel, retired in March 2023 after 19 years of service.

Paul G. Townsley, Vice President, Corporate Development, will retire in May 2023 after 10 years of service.

Peter C. Nelson, Chairman of the Board, will retire in May 2023, after 27 years of service. He began his career as President & Chief Executive Officer in 1996. He has served as Chairman of the Board since 2012.

TEAM MEMBERS RETIRING IN 2022 WITH MORE THAN 25 YEARS OF SERVICE

Emma Martinez
Senior Clerk
30 years of service

Gary Vincelet
Interim Local Manager
32 years of service

Russell Chisam
Distribution Service Technician
26 years of service

Richard Velasquez
Regional Foreman Construction & Operations
35 years of service

Alejandro Portillo
Certified Pump Operator
34 years of service

Scott Moore
Foreman, Pump & Control Valves
35 years of service

Annabelle Bungubung
Senior Control Clerk
38 years of service

Pascal Ansolabehere
Distribution Service Technician
30 years of service

Kathleen Hoffman
Regional Customer Center Service Manager
32 years of service

Philip Delgado
Superintendent
30 years of service

Ricky Shepard
Superintendent
26 years of service

Regina Carter
Administrative Assistant
35 years of service

Wayne Lechich
Superintendent
30 years of service

Laura John
Operations Clerk
36 years of service

Mark Markham
Certified Pump Operator
43 years of service

Lisa Peralta
Senior Engineering Assistant
34 years of service

Charles (Richard) Schuppe
Risk Manager
41 years of service

Steven Cavallini
General Superintendent
34 years of service

Stanley Ellis
Water Quality Technician
28 years of service

Joel Huntington
Foreman Construction & Operations
40 years of service

Curtis Reynolds
Regional Foreman Flushing & Valve Maintenance
39 years of service



"In their own unique ways, these people have made a mark on this company and leave a legacy that won't be forgotten. **It is with deepest thanks and utmost respect that I wish them the best** and assure them we will carry on fulfilling our shared mission and making a positive impact."

— MARTY KROPELNICKI, PRESIDENT & CHIEF EXECUTIVE OFFICER

Board of directors



Gregory E. Aliff

Former Vice Chairman and Senior Partner of U.S. Energy & Resources, Deloitte LLP

Director since 2015. Chair of the Audit Committee. Member of the Finance and Capital Investment Committee and Enterprise Risk Management, Safety, and Security Committee.



Terry P. Bayer

Former Chief Operating Officer, Molina Healthcare Inc.

Director since 2014. On medical leave.



Shelly M. Esque

Former Vice President and Global Director of Corporate Affairs, Intel Corporation

Director since 2018. Member of the Enterprise Risk Management, Safety, and Security Committee and Nominating and Corporate Governance Committee.



Martin A. Kropelnicki

President and Chief Executive Officer of California Water Service Group

Director since 2013.



Thomas M. Krummel, M.D.

Emile Homan and Chair Emeritus, Department of Surgery, Stanford University School of Medicine

Director since 2010. Chair of the Organization and Compensation Committee. Member of the Nominating and Corporate Governance Committee.



Yvonne A. Maldonado, M.D.

Professor of Global Health and Infectious Diseases, Departments of Pediatrics and Epidemiology and Population Health, Stanford University

Director since 2021. Member of the Enterprise Risk Management, Safety, and Security Committee and Nominating and Corporate Governance Committee.



Scott L. Morris

Chairman,
Avista Corporation

Director since 2019. Lead Independent Director, Chair of the Nominating/Corporate Governance Committee. Member of the Audit Committee and Organization and Compensation Committee.



Peter C. Nelson

Chairman of the Board of California Water Service Group

Director since 1996



Carol M. Pottenger

Principal and Owner of CMP Global, LLC, and Retired U.S. Navy Vice Admiral

Director since 2017. Member of the Enterprise Risk Management, Safety, and Security Committee, Finance and Capital Investment Committee, and Nominating/ Corporate Governance Committee.



Lester A. Snow

Former Director of the California Department of Water Resources

Director since 2011. Chair of the Enterprise Risk Management, Safety, and Security Committee. Member of the Finance and Capital Investment Committee and Organization and Compensation Committee.



Patricia K. Wagner

Former Group President, U.S. Utilities, Sempra Energy

Director since 2019. Chair of the Finance and Capital Investment Committee. Member of the Audit Committee.

Corporate officers



Shannon C. Dean

Vice President,
Customer Service &
Chief Citizenship Officer



David B. Healey

Vice President &
Corporate Controller



Sophie M. James

Chief Water
Quality Officer



Kenneth G. Jenkins

Chief Water Resource
Sustainability Officer



Martin A. Kropelnicki

President &
Chief Executive Officer



Robert J. Kuta

Vice President, Engineering
& Chief Water Quality
and Environmental
Compliance Officer



Michael B. Luu

Vice President,
Information Technology
& Chief Risk Officer



Michael S. Mares

Vice President, Operations



Lynne P. McGhee
Vice President,
General Counsel



Greg A. Milleman
Vice President, Rates
and Regulatory Affairs



Michelle R. Mortensen
Vice President, Corporate
Secretary & Chief of Staff



Daryl L. Osby
Vice President,
Emergency Preparedness,
Safety, and Security



Elissa Y. Ouyang
Vice President,
Procurement and
Facilities



Todd K. Peters
Chief Engineering Officer



Thomas F. Smegal, III
Vice President,
Chief Financial Officer &
Treasurer



Paul G. Townsley
Vice President, Corporate
Development



Ronald D. Webb
Vice President, Chief
Human Resource Officer

Corporate information

ANTICIPATED DIVIDEND DATES FOR 2023

QUARTER	DECLARATION	RECORD DATE	PAYMENT DATE
First	January 25	February 6	February 17
Second	April 26	May 8	May 19
Third	July 26	August 7	August 18
Fourth	October 25	November 6	November 17

ANNUAL MEETING

The Annual Meeting of Stockholders will be held online on Wednesday, May 31, 2023, at 9:30 a.m. PT. Details of the business to be transacted during the meeting will be contained in the proxy material, which will be mailed to stockholders on or about April 19, 2023.

COMPUTERSHARE INVESTOR SERVICES

462 South 4th Street, Suite 1600
Louisville, Kentucky 40202

BOND REGISTRAR

U.S. Bank Trust, N.A.
One California Street
San Francisco, California 94111
415.273.4580

EXECUTIVE OFFICE AND STOCKHOLDER INFORMATION

California Water Service Group
Attn: Stockholder Relations
1720 North First Street
San Jose, California 95112
408.367.8200 or 800.750.8200
www.calwatergroup.com

TO TRANSFER STOCK

A change of ownership of shares (such as when stock is sold or gifted or when owners are deleted from or added to stock certificates) requires a transfer of stock. To transfer stock, the owner must complete the assignment on the back of the certificate and sign it exactly as his or her name appears on the front. This signature must be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations, and credit unions with membership in approved signature medallion programs) pursuant to SEC Rule 17Ad-15. A notary's acknowledgment is not acceptable. This certificate should then be sent to Computershare Investor Services (Computershare) by registered or certified mail with complete transfer instructions. Alternatively, the Direct Registration System can be utilized, which allows electronic share transactions between your broker or dealer and Computershare.

ANNUAL REPORT FOR 2022 ON FORM 10-K

A copy of the Company's annual report for 2022 filed with the Securities and Exchange Commission (SEC) on Form 10-K is available and can be obtained by any stockholder at no charge upon written request to the Company. The Company's filings with the SEC can be viewed via the link to the SEC's EDGAR system on the Company's website.

This report contains forward-looking statements that are based on currently available information, expectations, estimates, assumptions and projections, and management's judgment about the Company, the water utility industry, and general economic conditions. Forward-looking statements, which are identified by words such as seek, expect, intend, plan, believe, anticipate, project, will, and forecast, are not guarantees of future performance, and actual results may vary materially. Please see our 2022 Annual Report on Form 10-K for more information.



MIX
Paper from
responsible sources
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CALIFORNIA
WATER SERVICE GROUP
INVESTING FOR LIFE

    

1720 North First Street, San Jose, California 95112-4508
Phone: 408.367.8200 | www.calwatergroup.com | NYSE: CWT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission file No. 1-13883

CALIFORNIA WATER SERVICE GROUP
(Exact name of registrant as specified in its charter)

Delaware	**77-0448994**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1720 North First Street	
San Jose, California	**95112**
(Address of Principal Executive Offices)	(Zip Code)

(408) 367-8200
(Registrant's Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common Stock, $0.01 par value per share	CWT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☐ No☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes☐ No☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☐ No☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes☐ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer,"   "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer   ☒   Accelerated filer   ☐   Non-accelerated filer   ☐   Smaller reporting company   ☐
Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes☐ No☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was $2,122 million on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter. The valuation is based on the closing price of the registrant's common stock as traded on the New York Stock Exchange.

The Common stock outstanding at February 6, 2023 was 55,600,905 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required to be disclosed in Part III of this report is incorporated by reference from the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on or about May 31, 2023. The proxy statement is expected to be filed no later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	4
	Forward-Looking Statements	4
	Overview	5
	Regulated Business	6
	Non-Regulated Activities	7
	Operating Segment	8
	Growth	8
	Geographical Service Areas and Number of Customer Connections at Year-end	9
	Rates and Regulation	10
	Water Supply	15
	Seasonal Fluctuations	17
	Utility Plant Construction	18
	Energy Reliability	18
	Security at Company Facilities	18
	Competition and Condemnation	19
	Government Regulations	19
	Human Capital Resources	20
	Executive Officers of the Registrant	22
Item 1A.	Risk Factors	25
Item 1B.	Unresolved Staff Comments	38
Item 2.	Properties	38
Item 3.	Legal Proceedings	39
Item 4.	Mine Safety Disclosures	39
PART II		
Item 5.	Market for Registrant's Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	40
Item 6.	Removed and reserved	41
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	41
	Overview	41
	Critical Accounting Policies and Estimates	42
	Results of Operations	45
	Rates and Regulation	48
	Water Supply	48
	Liquidity and Capital Resources	48
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	53
Item 8.	Financial Statements and Supplementary Data	55
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	99
Item 9A.	Controls and Procedures	99
Item 9B.	Other Information	100
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	100

PART III

Item 10. Directors and Executive Officers and Corporate Governance 101

Item 11. Executive Compensation 101

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters 101

Item 13. Certain Relationships and Related Transactions and Director Independence 101

Item 14. Principal Accountant Fees and Services 101

PART IV

Item 15. Exhibits, Financial Statement Schedules 102

Exhibit Index 103

Item 16. Form 10-K Summary 106

Signatures 107

Form 10-K

Item 1. *Business.*

Forward-Looking Statements

This annual report, including all documents incorporated by reference, contains forward-looking statements within the meaning established by the Private Securities Litigation Reform Act of 1995 (the PSLRA). The forward-looking statements are intended to qualify under provisions of the federal securities laws for "safe harbor" treatment established by the PSLRA. Forward-looking statements in this annual report are based on currently available information, expectations, estimates, assumptions and projections, and our management's beliefs, assumptions, judgments and expectations about us, the water utility industry and general economic conditions. These statements are not statements of historical fact. When used in our documents, statements that are not historical in nature, including words like "will," "would," "expects," "intends," "plans," "believes," "may," "could," "estimates," "assumes," "anticipates," "projects," "progress," "predicts," "hopes," "targets," "forecasts," "should," "seeks," "indicates," or variations of these words or similar expressions are intended to identify forward-looking statements. Examples of forward-looking statements in this annual report include, but are not be limited to, statements describing our intention, indication or expectation regarding dividends, retained earnings or targeted payout ratio, our expectations, anticipations or beliefs regarding governmental, legislative, judicial, administrative or regulatory timelines, decisions, approvals, authorizations, requirements or other actions, including with respect to the 2021 GRC Filing, our cost of capital application, rate amounts or cost recovery mechanics or climate change legislation or regulations, and associated impacts, our intentions regarding expansion opportunities, estimates of, or expectations regarding, capital expenditures, funding needs or other capital requirements, obligations or commitments, our beliefs regarding adequacy of water supplies, anticipated renewal of contracts, anticipated or estimated prices or amounts of water, our commitments or expectations regarding our human capital resources, our intentions regarding use of net proceeds from any future equity issuances or our intentions regarding our capital structure or capital allocation plans. The forward-looking statements are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Consequently, actual results may vary materially from what is contained in a forward-looking statement.

Factors which may cause actual results to be different than those expected or anticipated include, but are not limited to:

- the impact of the ongoing COVID-19 pandemic and related public health measures;

- our ability to invest or apply the proceeds from the issuance of common stock in an accretive manner;

- governmental and regulatory commissions' decisions, including decisions on proper disposition of property;

- consequences of eminent domain actions relating to our water systems;

- changes in regulatory commissions' policies and procedures, such as the California Public Utilities Commission (CPUC)'s decision in 2020 to preclude companies from proposing fully decoupled WRAMs in their next GRC filing (which impacted our 2021 GRC Filing related to our operations commencing in 2023);

- the outcome and timeliness of regulatory commissions' actions concerning rate relief and other matters, including with respect to our 2021 GRC Filing and our Cost of Capital filing;

- increased risk of inverse condemnation losses as a result of climate change and drought;

- our ability to renew leases to operate water systems owned by others on beneficial terms;

- changes in California State Water Resources Control Board water quality standards;

- changes in environmental compliance and water quality requirements;

- electric power interruptions, especially as a result of Public Safety Power Shutoff (PSPS) programs;

- housing and customer growth;

- the impact of opposition to rate increases;

- our ability to recover costs;

- availability of water supplies;

- issues with the implementation, maintenance or security of our information technology systems;

- civil disturbances or terrorist threats or acts;

- the adequacy of our efforts to mitigate physical and cyber security risks and threats;

- the ability of our enterprise risk management processes to identify or address risks adequately;

- labor relations matters as we negotiate with the unions;

- changes in customer water use patterns and the effects of conservation, including as a result of drought conditions;

- our ability to complete, in a timely manner or at all, successfully integrate, and achieve anticipated benefits from announced acquisitions;

- the impact of weather, climate change, natural disasters, and actual or threatened public health emergencies, including disease outbreaks, on our operations, water quality, water availability, water sales and operating results and the adequacy of our emergency preparedness;

- restrictive covenants in or changes to the credit ratings on our current or future debt that could increase our financing costs or affect our ability to borrow, make payments on debt or pay dividends;

- risks associated with expanding our business and operations geographically;

- the impact of stagnating or worsening business and economic conditions, including inflationary pressures, general economic slowdown or a recession, increasing interest rates, and changes in monetary policy;

- the impact of market conditions and volatility on unrealized gains or losses on our non-qualified benefit plan investments and our operating results;

- the impact of weather and timing of meter reads on our accrued unbilled revenue; and

- the risks set forth in "Risk Factors" included elsewhere in this annual report.

In light of these risks, uncertainties and assumptions, investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this annual report or as of the date of any document incorporated by reference in this annual report, as applicable. When considering forward-looking statements, investors should keep in mind the cautionary statements in this annual report and the documents incorporated by reference. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

California Water Service Group is a holding company with seven operating subsidiaries: California Water Service Company (Cal Water), New Mexico Water Service Company (New Mexico Water), Washington Water Service Company (Washington Water), Hawaii Water Service Company, Inc. (Hawaii Water), TWSC, Inc. (Texas Water), and CWS Utility Services and HWS Utility Services LLC (CWS Utility Services and HWS Utility Services LLC being referred to collectively in this annual report as Utility Services). Cal Water, New Mexico Water, Washington Water, and Hawaii Water are regulated public utilities. Texas Water holds regulated and contracted wastewater utilities.

The regulated utility entities also provide some non-regulated services. Utility Services holds non-utility property and provides non-regulated services to private companies and municipalities outside of California (see Non-Regulated Activities below for more details). Cal Water was the original operating company and began operations in 1926.

Our business is conducted through our operating subsidiaries and we provide utility services to approximately two million people. The bulk of the business consists of the production, purchase, storage, treatment, testing, distribution and sale of water for domestic, industrial, public and irrigation uses, and the provision of domestic and municipal fire protection services. In some areas, we provide wastewater collection and treatment services, including treatment which allows water recycling. We also provide non-regulated water-related services under agreements with municipalities and other private companies. The non-regulated services include full water system operation, billing and meter reading services. Non-regulated operations also include the lease of communication antenna sites, lab services and promotion of other non-regulated services.

During the year ended December 31, 2022, there were no significant changes in the kind of products produced or services rendered by our operating subsidiaries, or in the markets or methods of distribution.

Our mailing address and contact information is:

California Water Service Group
1720 North First Street
San Jose, California 95112-4598
Telephone number: 408-367-8200
www.calwatergroup.com

Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports are available free of charge through our website at www.calwatergroup.com. The reports are available on our website as soon as reasonably practicable after such reports are filed with the SEC.

The content on any website referred to in this annual report is not incorporated by reference in this annual report unless expressly noted.

Regulated Business

California water operations are conducted by Cal Water, which provides service to approximately 496,400 customer connections in approximately 100 California communities through 21 separate districts, which are subject to regulation by the CPUC. California water operations accounted for approximately 89.8% of our total customer connections and 91.6% of our total consolidated operating revenue.

We operate the City of Hawthorne and the City of Commerce water systems under lease agreements. In accordance with the lease agreements, we receive all revenues from operating the systems and are responsible for paying the operating costs. The City of Hawthorne and the City of Commerce lease revenues are governed through their respective city councils and are considered non-regulated because they are outside of the CPUC's jurisdiction. We report revenue and expenses for the City of Hawthorne and City of Commerce leases in operating revenue and operating expenses because we are entitled to retain all customer billings and are responsible for all operating expenses. These leases are considered "nontariffed products and services" (NTPS) by the CPUC and require a 10% revenue sharing with regulated customers.

In October of 2011, an agreement was negotiated with the City of Hawthorne to lease and operate its water system. The system, which is located near the Hermosa Redondo district, serves about half of Hawthorne's population. The capital lease agreement required an up-front $8.1 million lease deposit to the city that is being amortized over the lease term. Additionally, annual lease payments are contracted to be adjusted based on changes in rates charged to customers. Under the lease, we are responsible for all aspects of system operation and capital improvements, although title to the system and system improvements reside with the city. Capital improvements are recorded as depreciable plant and equipment and depreciated per the asset lives set forth in the agreement. In exchange, we receive all revenue from the water system, which was $12.5 million, $11.4 million, and $10.5 million in 2022, 2021, and 2020, respectively. At the end of the lease, the city is required to reimburse us for the unamortized value of capital improvements made during the term of the lease. The City of Hawthorne capital lease is a 15-year lease and expires in 2026.

In April of 2018, a renewal agreement was negotiated with the City of Commerce for us to continue to lease and to operate its water system for 15 years. Under the agreement, the operating lease requires us to pay $0.8 million per year in monthly installments. We have operated the City of Commerce water system since 1985 and are responsible for all operations, maintenance, water quality assurance, customer service programs, and financing capital improvements to provide a reliable supply of water that meets federal and state standards to customers served by the City of Commerce system. The City of Commerce retains title to the system and system improvements and remains responsible for setting its customers' water rates. We bear the risks of operation and collection of amounts billed to customers. In exchange, we receive all revenue from the water system, which was $4.2 million, $3.4 million, and $2.9 million in 2022, 2021, and 2020, respectively. The agreement allows us to request a rate change annually in order to recover costs.

Hawaii Water provides service to approximately 6,200 water and wastewater customer connections on the islands of Maui, Oahu, and Hawaii, including several large resorts and condominium complexes. Hawaii Water's regulated customer connections are subject to the jurisdiction of the Hawaii Public Utilities Commission (HPUC). Hawaii Water accounts for 1.1% of our total customer connections and approximately 4.9% of our total consolidated operating revenue.

Washington Water provides domestic water service to approximately 37,500 customer connections in the Tacoma, Olympia, Graham, Spanaway, Puyallup, Rainier, Yelm, and Gig Harbor areas. Washington Water's utility operations are regulated by the Washington Utilities and Transportation Commission. Washington Water accounts for approximately 6.8% of our total customer connections and approximately 2.6% of our total consolidated operating revenue.

New Mexico Water provides service to approximately 10,700 water and wastewater customer connections in the Belen, Farmington, Los Lunas, Indian Hills, and Elephant Butte areas in New Mexico. New Mexico's regulated operations are subject to the jurisdiction of the New Mexico Public Regulation Commission (NMPRC). New Mexico Water accounts for approximately 1.9% of our total customer connections and 0.7% of our total consolidated operating revenue.

In May of 2021, Texas Water became the majority owner of BVRT Utility Holding Company (BVRT), a Texas-based utility development company owning and operating four wastewater utilities serving growing communities outside of Austin and San Antonio. Texas Water initially invested funds to enable BVRT to continue to build wastewater infrastructure and converted its investment to equity. BVRT's five wastewater utilities currently serve or are under contract to serve over 2,200 customer connections. On August 16, 2022, BVRT entered into a long-term water supply agreement with the Guadalupe Blanco River Authority (GBRA) that enables BVRT to receive up to 2,419 acre-feet of potable water annually (see Note 14 for more details). Texas Water accounts for approximately 0.4% of our total customer connections and 0.2% of our total consolidated operating revenue.

The state regulatory bodies governing our regulated operations are referred to as the Commissions in this annual report. Rates and operations for regulated customers are subject to the jurisdiction of the respective state's regulatory Commission. The Commissions require that water and wastewater rates for each regulated district are independently determined based on the cost of service. The Commissions are expected to authorize rates sufficient to recover normal operating expenses and allow the utility to earn a fair and reasonable return on invested capital.

We distribute and treat water and treat wastewater in accordance with accepted water utility methods. Where applicable, we hold franchises and permits in the cities and communities where we operate. The franchises and permits allow us to operate and maintain facilities in public streets and rights-of-way as necessary.

Non-Regulated Activities

Non-regulated revenue and expenses consist primarily of the operation of water systems that are owned by other entities under lease agreements, leasing of communication antenna sites on our properties, billing of optional third-party insurance programs to our residential customers, and unrealized gains or losses on benefit plan investments.

Fees for non-regulated activities are based on contracts negotiated between the parties. Under our non-regulated contract arrangements, we operate municipally owned water systems and privately owned water and recycled water distribution systems, but are not responsible for all operating costs. Non-regulated revenue received from non-leased water system operations is generally determined on a fee-per-customer basis.

In California, nearly all non-regulated activities are considered NTPS. The prescribed accounting for these NTPS is incremental cost allocation plus revenue sharing with regulated customers. Non-regulated services determined to be "active activities" require a 10% revenue sharing, and "passive activities" require a 30% revenue sharing. The amount of non-regulated revenues subject to revenue sharing is the total billed revenues less any authorized pass-through costs. Some examples of CPUC authorized pass-through costs are purchased water, purchased power, and pump taxes. All of our non-regulated services, except for leasing communication antenna sites on our properties, are "active activities" subject to a 10% revenue sharing. Leasing communication antenna sites on our properties are "passive activities" subject to a 30% revenue sharing. Cal Water's annual revenue sharing with regulated customers was $2.7 million, $3.1 million, and $2.5 million in 2022, 2021, and 2020, respectively.

Operating Segment

We operate in one reportable segment, the supply and distribution of water and providing water-related utility services. For information about revenue from external customers, net income attributable to California Water Service Group and total assets, see "Item 8. Financial Statements and Supplementary Data."

Growth

We intend to continue exploring opportunities to expand our regulated and non-regulated water and wastewater activities, particularly in the western United States. The opportunities could include system acquisitions, lease arrangements similar to the City of Hawthorne and City of Commerce contracts, utility development investments similar to the BVRT investment, full service system operation and maintenance agreements, meter reading, billing contracts and other utility-related services.

Geographical Service Areas and Number of Customer Connections at Year-end

Our principal markets are users of water within our service areas. The approximate number of customer connections served in each regulated district, the City of Hawthorne and the City of Commerce, at December 31 is as follows:

(rounded to the nearest hundred)	2022	2021
SAN FRANCISCO BAY AREA/NORTH COAST		
Bay Area Region (serving South San Francisco, Colma, Broadmoor, San Mateo, San Carlos, Lucerne, Duncans Mills, Guerneville, Dillon Beach, Noel Heights and portions of Santa Rosa)	56,000	56,000
Bear Gulch (serving portions of Menlo Park, Atherton, Woodside and Portola Valley)	19,000	19,000
Los Altos (including portions of Cupertino, Los Altos Hills, Mountain View and Sunnyvale)	19,000	19,000
Livermore	19,000	19,000
	113,000	113,000
SACRAMENTO VALLEY		
Chico (including Hamilton City)	31,300	31,100
Oroville	3,700	3,700
Marysville	3,800	3,800
Dixon	3,100	3,100
Willows	2,400	2,400
	44,300	44,100
SALINAS VALLEY		
Salinas Valley Region (including Salinas and King City)	31,700	31,700
	31,700	31,700
SAN JOAQUIN VALLEY		
Bakersfield	74,100	73,700
Stockton	45,200	44,900
Visalia	48,100	47,400
Selma	6,600	6,600
Kern River Valley	4,100	4,000
	178,100	176,600
LOS ANGELES AREA		
East Los Angeles	27,000	27,000
Hermosa Redondo (serving Hermosa Beach, Redondo Beach and a portion of Torrance)	27,200	27,200
Dominguez (Carson and portions of Compton, Harbor City, Long Beach, Los Angeles and Torrance)	34,400	34,400
Los Angeles County Region (including Palos Verdes Estates, Rancho Palos Verdes, Rolling Hills Estates, Rolling Hills, Fremont Valley, Lake Hughes, Lancaster and Leona Valley)	25,900	25,800
Westlake (a portion of Thousand Oaks)	7,100	7,100
Hawthorne and Commerce (leased municipal systems)	7,700	7,600
	129,300	129,100
CALIFORNIA TOTAL	496,400	494,500
HAWAII	6,200	6,200
NEW MEXICO	10,700	8,600
WASHINGTON	37,500	36,400
TEXAS	2,200	1,900
COMPANY TOTAL	553,000	547,600

Form 10-K

Rates and Regulation

The Commissions have plenary powers setting both rates and operating standards. As such, the Commissions' decisions significantly impact the Company's revenues, earnings, and cash flows. The amounts discussed herein are generally annual amounts, unless otherwise stated, and the financial impact to recorded revenue is expected to occur over a 12-month period from the effective date of the decision. In California, water utilities are required to make several different types of filings. Certain filings, such as General Rate Case (GRC) filings, escalation rate increase filings, and offset filings, may result in rate changes that generally remain in place until the next GRC. As explained below, surcharges and surcredits to recover balancing and memorandum accounts as well as GRC interim rate relief are temporary rate changes, having specific time frames for recovery.

The CPUC follows a rate case plan which requires Cal Water to file a GRC for each of its regulated operating districts (except Grand Oaks) every three years. In a GRC proceeding the CPUC not only considers the utility's rate setting requests, but may also consider other issues that affect the utility's rates and operations. The CPUC is generally required to issue its GRC decision prior to the first day of the test year or authorize interim rates and an Interim Rates Memorandum Account (IRMA) or just an IRMA. In accordance with the rate case plan, Cal Water filed its most recent GRC filing in July of 2021 (2021 GRC Filing) requesting rate changes effective January 1, 2023. For additional information on our 2021 GRC Filing, see "Regulatory Activity—California".

Between GRC filings, Cal Water may file escalation rate increases, which allow Cal Water to recover cost increases, primarily from inflation and incremental investments, generally during the second and third years of the rate case cycle. However, escalation rate increases are district specific and subject to an earnings test. The CPUC may reduce a district's escalation rate increase if, in the most recent 13-month period, the earnings test reflects earnings in excess of what was authorized for that district.

In addition, California water utilities are entitled to make offset requests via advice letter. Offsets may be requested to adjust revenues for construction projects authorized in GRCs or recycled water projects when those capital projects go into service (these filings are referred to as "rate base offsets"), or for rate changes charged to Cal Water for purchased water, purchased power, and pump taxes (which are referred to as "expense offsets"). Rate changes approved in offset requests remain in effect until the next GRC is approved.

In pursuit of the State of California's water conservation goals, the CPUC decoupled Cal Water's revenue requirement from customer consumption levels in 2008 by authorizing a Water Revenue Adjustment Mechanism (WRAM) and Modified Cost Balancing Account (MCBA) for each district. The WRAM and MCBA were designed to ensure that Cal Water recovers revenues authorized by the CPUC regardless of customer consumption. This removed the historical disincentive against promoting lower water usage among customers. Through an annual advice letter filing, Cal Water can seek to recover any under-collected metered revenue amounts authorized, or refunds over-collected metered revenues, via surcharges and surcredits. The advice letters generally have been filed in April of each year and addressed the net WRAM and MCBA balances recorded for the previous calendar year. The majority of WRAM and MCBA balances have been collected or refunded through surcharges/surcredits over 12 and 18 months. The WRAM and MCBA amounts have been cumulative, so if they were not amortized in a given calendar year, the balance was carried forward and included with the following year balance. Cal Water also had a Sales Reconciliation Mechanism (SRM) in place for 2021 and 2022 (the second and third years of its 2018 GRC), that allowed the company to adjust its adopted sales forecast if actual sales vary from adopted sales by more than 5.0% in the prior year in a district. The SRM moderates the growth of the net WRAM and MCBA balances until the next GRC.

The CPUC issued a decision effective August 27, 2020 requiring that Class A companies submitting GRC filings after the effective date be (i) precluded from proposing the use of a full decoupling WRAM in their next GRCs and (ii) allowed the use of Monterey-Style Water Revenue Adjustment Mechanisms (MWRAM). In addition, the CPUC's decision allowed for Incremental Cost Balancing Accounts (ICBAs), which are authorized by state statute, to replace the MCBA. The MWRAM tracks the difference between the revenue received for actual metered sales through the tiered volumetric rate and the revenue that would have been received with the same actual metered sales if a uniform rate had been in effect. The ICBA tracks differences between the authorized per-unit prices of water production costs and actual per-unit prices of water production costs. Cal Water complied with this decision in its 2021 GRC Filing and expects these replacement mechanisms to be in effect for 2023.

In September 2020, Cal Water filed an Application for Rehearing at the CPUC seeking to reverse the August 27, 2020 CPUC decision. While a decision was pending on the Application for Rehearing, Cal Water along with four other Class A California water utilities filed Petitions for a Writ of Review with the California Supreme Court (Court) on or about October 27, 2021. In September 2021, the CPUC denied the Application for Rehearing. On May 18, 2022, the Court issued writs granting review and ordered the CPUC and other filing parties to submit additional pleadings to the Court. The final pleadings were submitted on January 13, 2023. Cal Water anticipates that the Court will schedule an oral argument before it begins deliberations and issues its decision.

Regulatory Activity—California

2021 GRC Filing and Interim Rates Memorandum Account (IRMA)

On July 2, 2021, Cal Water filed its 2021 GRC requesting water infrastructure improvements of $1.0 billion in accordance with the rate case plan for all of its regulated operating districts (except Grand Oaks) for the years 2022, 2023, and 2024. The CPUC continues to evaluate the water infrastructure improvements along with operating budgets to establish water rates that reflect the actual cost of service. The CPUC also continues to evaluate Cal Water's proposed rate design changes that would improve revenue stability and provide a discounted unit rate to the first six units of water per month for residential customers. In the proposal, this block of usage would be charged at 25% of the second tier rate. The CPUC has recognized this six-unit block as essential for basic needs. As part of the rate design changes, Cal Water has proposed the use of a MWRAM and ICBA. The required filing was the start of an approximately 18-month review process, with any changes in customer rates scheduled to become effective on January 1, 2023. Cal Water proposed to the CPUC to increase revenues by $80.5 million, or 11.1%, in 2023; $43.6 million, or 5.4%, in 2024; and $43.2 million, or 5.1%, in 2025 to support these investments. If approved as filed, we expect that the average residential customer bill would increase less than $5 per month across all of Cal Water's service areas.

California Public Advocates Office, an independent consumer advocate at the CPUC, reviewed Cal Water's 2021 GRC Filing and submitted its report in February 2022. Cal Water reviewed California Public Advocates Office recommendations, evaluated the validity of the underlying data, and composed and filed rebuttal testimony with the CPUC in April 2022. Settlement negotiations with the California Public Advocates Office and intervenors began in the second quarter of 2022 and evidentiary hearings were held in the second quarter of 2022. A partial settlement with the California Public Advocates Office primarily addressing non-revenue matters was submitted on September 2, 2022. One intervenor submitted comments on the settlement on September 30, 2022, to which Cal Water filed a response. The CPUC continues to evaluate the proposal along with proposals of other parties. A final decision on the case was previously expected to be issued in late 2022 in accordance with the CPUC's Rates Case Plan, with new rates going into effect on January 1, 2023; however, due to unspecified delays at the CPUC, the timing of a final decision is uncertain. In January 2023, the CPUC issued a decision extending its statutory deadline until July 3, 2023. Normally, the CPUC is subject to a requirement to process applications within 18 months of filing. In our experience, it is the CPUC's practice to extend its statutory deadline, in some cases multiple times, as needed. If the partial settlement is not approved or is approved on terms less favorable to us, such approval or decision could have a material adverse impact on our revenue, operating results and earnings per share. Even if the partial settlement is approved on its current terms, there could be a material adverse impact on our revenue, operating results, and earnings per share on an interim basis if the case is materially delayed. However, we would expect this to be reversed at the time of a final decision through recognition of interim rate recovery.

In June of 2022, Cal Water filed a motion requesting authority to increase rates by inflation on January 1, 2023 and for the establishment of an IRMA in the event the CPUC does not issue a final decision for the 2021 GRC Filing in time for new rates to be implemented on January 1, 2023. In November of 2022, the Administrative Law Judge (ALJ) assigned to evaluate the motion granted Cal Water's request for the IRMA but did not authorize the inflation rate increase. Accordingly, on December 27, 2022, Cal Water requested that the IRMA, which was approved by the CPUC, track the difference between the current rates that continue to be billed starting January 1, 2023 (considered to be interim rates), and the rates that will eventually be approved pursuant to the CPUC's decision concerning Cal Water's 2021 GRC Filing plus any additional revenue changes approved since July 1, 2021 (final rates). After the CPUC's decision is issued and final rates are implemented, then we would expect the balance in the IRMA to be reviewed, and customer bills to be adjusted to account for the difference between interim rates and final rates back to January 1, 2023.

In January of 2023, Cal Water filed a motion requesting a modification to the November 2022 ruling on inflationary rate increases. In the motion, Cal Water requested inflationary rate increases of 1.5% in Marysville and

4% for all other ratemaking areas besides Selma, Travis Air Force Base, and Visalia for whom a rate increase was not requested. In February of 2023, the ALJ assigned to evaluate the motion granted Cal Water's request. Cal Water is expecting to implement the new rates April 15, 2023 and the new rates are expected to be considered interim rates as of the effective date of the implementation.

Escalation Increase Requests

As a part of the decision on the 2018 GRC, Cal Water was authorized to request annual escalation rate increases for 2021 and 2022 for those districts that passed the earnings test. In November of 2021, Cal Water requested 2022 escalation rate increases for 19 of its regulated districts. The increase in annual adopted gross revenue associated with the November 2021 filing was $21.7 million. The new rates were implemented on January 1, 2022.

Expense Offset Requests

Expense offsets are dollar-for-dollar increases in revenue to match increased expenses, and therefore do not affect net operating income. In December of 2021, Cal Water submitted an advice letter to request offsets for increases in purchased water costs and pump taxes in seven of its regulated districts totaling $5.2 million. The new rates were implemented on January 1, 2022.

In June of 2022, Cal Water submitted an advice letter to request offsets for increases in purchased water costs and pump taxes in four of its regulated districts totaling $12.7 million. The new rates were implemented on August 1, 2022.

In December of 2022, Cal Water submitted an advice letter to request offsets for increases in purchased water costs and pump taxes in five of its regulated districts totaling $5.1 million. The new rates were implemented on January 1, 2023.

Rate Base Offset Requests

For construction projects authorized in GRCs as advice letter projects, Cal Water is allowed to request rate base offsets to increase revenues after the project goes into service. In November of 2021, Cal Water submitted an advice letter to recover $0.2 million of annual revenue increase for a rate base offset in one of its regulated districts. The new rates were implemented on January 1, 2022.

In March of 2022, Cal Water submitted an advice letter to recover $0.1 million of annual revenue increase for a rate base offset in one of its regulated districts. The new rates were implemented on April 15, 2022.

WRAM/MCBA Filings

In April of 2022, Cal Water submitted an advice letter to true up the revenue under-collections for the 2021 annual WRAMs/MCBAs of its regulated districts. A net under-collection of $54.1 million is being recovered/refunded from/to customers in the form of 12, 18, and greater-than-18-month surcharges and 12 month surcredits. The new rates incorporate net WRAM/MCBA balances that were previously approved for recovery and were implemented on April 15, 2022.

Cost of Capital Application

On May 3, 2021, after an approved extension from a 2020 due date, Cal Water filed its required application with the CPUC to review its cost of capital for 2022 through 2024. Cal Water currently has an approved return on equity of 9.2%, a cost of debt of 5.51%, and a capital structure of 53.4% equity to 46.6% debt ratio. Cal Water requested a return on equity of 10.35%, a cost of debt of 4.23%, and a capital structure of 53.4% equity to 46.6% debt ratio. The California Public Advocates Office recommended a return on equity of 7.81%, a cost of debt of 4.23%, and a capital structure of 49.4% equity to 50.6% debt ratio. Evidentiary hearings were held in May 2022 and the case was submitted to the CPUC at the end of the second quarter of 2022. We believe the CPUC will evaluate the proposal along with proposals of other parties, and, in accordance with its standard process, is currently expected to issue a decision no earlier than the second quarter of 2023. In the event that the CPUC adopts the cost of capital components retroactively to January 1, 2022, we estimate the reduced cost of debt, if adopted at our proposed equity capital structure, would reduce annual revenue by approximately $11.0 million. We have not reserved for any potential outcome of the proceeding as we have determined that it is not probable that the proceeding will be approved retroactively to January 1, 2022.

California Drought Memorandum Account (DRMA)

In June of 2021, Cal Water submitted advice letters to request a DRMA to track, for potential future recovery, the incremental operational and administrative costs incurred to further implement updated Rule 14.1 for voluntary conservation measures and Schedule 14.1 for implementation of our Water Shortage Contingency Plan, which includes activities related to enhanced conservation efforts, staffing, and capital expenditures to ensure a safe, reliable supply of water. The DRMA was approved by the CPUC with an effective date of June 14, 2021. The DRMA also tracks monies paid by customers for fines, penalties, or other compliance measures associated with water use violations; and penalties paid by Cal Water to its water wholesalers. Cal Water has incurred $1.3 million of DRMA related costs in 2022 as compared to $0.6 million in 2021.

California's Governor has issued a drought declaration for all California counties through a series of State of Emergency Proclamations with the most recent on March 28, 2022. Given these drought proclamations and current water usage levels in all of its service areas, Cal Water has activated Stage 2 of the "Water Use Restrictions of its Water Shortage Contingency Plan (WSCP)" of Schedule 14.1 in all of its service areas; as a result, Cal Water has seen increase in DRMA related costs in 2022.

In Stage 1, irrigating ornamental landscape with potable water is prohibited during the hours of 8:00 a.m. and 6:00 p.m. For Stage 2, irrigating ornamental landscapes with potable water is limited to no more than three days per week as well as prohibited during the hours of 8:00 a.m. and 6:00 p.m. In addition this stage states that new connections may not install single-pass cooling systems for air conditioning or other cooling system applications unless required for health or safety reasons.

Drought Response Memorandum Account (DREMA)

In December of 2022, Cal Water received approval for a DREMA to track lost revenues, for potential future recovery, associated with reduced sales as a result of the activation of Rule 14.1 and Schedule 14.1 of its WSCP in all of its service territories. The request is consistent with the CPUC's drought procedures which allow companies without full decoupling mechanisms to track lost revenues, subject to a 20 basis points return on equity adjustment, associated with the reduced sales as a result of the activation of either Rule 14.1 or Schedule 14.1. As Cal Water's full decoupling mechanisms ended on December 31, 2022, the DREMA became effective as of January 1, 2023.

Palos Verdes Peninsula Water Reliability Project (Project)

In 2002, Cal Water commissioned a Water System Master Plan (Master Plan) for the Palos Verdes water system. The Master Plan identified the high-priority need to augment the existing potable water system with new transmission mains and a new pump station to improve the capacity and reliability of the water system. This resulted in the development of a capital project known as the Project. Before the Project, a single pipeline that is over 60 years old delivered potable water to approximately 90 percent of the Peninsula, and a second pipeline of the same age delivered water to the remaining 10 percent. Both of these pipelines were approaching the end of their useful lives.

The CPUC authorized Cal Water to recover revenue associated with costs up to a cap of $96.1 million after the Project is in service, subject to the CPUC's reasonableness review. In 2020, the Project was completed and an Advice Letter 2387 asking for authority to increase rates reflecting the Project costs up to the cap, with an effective date of August 27, 2020 was filed. The advice letter was approved on January 29, 2021. New rates were implemented on February 1, 2021, with the revenue requirement being effective as of August 27, 2020.

Due to the complexity of the project, total project costs exceeded the advice letter cap of $96.1 million. Total project costs incurred as of the end of 2022 were $117.2 million. Amongst other things, the 2021 GRC Filing requested an additional $6.4 million of capital costs to be included in base rates plus authority to open a memorandum account allowing Cal Water to track incremental capital-related costs associated with this project. The remaining $14.7 million of capital costs not in base rates will be tracked in the memorandum account for possible future recovery.

Regulatory Activity—Other States

Kona Water Service Company GRC (Hawaii Water)

In May of 2021, Hawaii Water submitted a request for a private letter ruling (PLR) to the IRS on the treatment of deferred taxes because of the Tax Cuts Jobs Act (TCJA). A favorable decision on the PLR was received on November 18, 2021. The Consumer Advocacy, a division within the Department of Commerce and Consumer Affairs of the State of Hawaii that is responsible for matters related to regulated utilities, and Hawaii Water submitted a joint stipulation to the Hawaii Public Utility Commission (HPUC) incorporating the PLR into revised water rates on March 2, 2022. Hawaii Water received approval on December 15, 2022 from the HPUC.

HOH Utilities Company (Hawaii Water)

In June of 2021, Hawaii Water signed an agreement to acquire the assets of HOH Utilities Company, a wastewater utility located in the growing Poipu/Koloa area of Kauai County on the island of Kauai.

Hawaii Water will own and manage the wastewater utility, which currently serves almost 1,800 residential, commercial, and resort customer equivalent units in Poipu and Koloa, including three hotels, condominiums, multi-family housing, a golf course, and single-family homes.

Hawaii Water received HPUC approval for the acquisition in June of 2022 and is expecting the acquisition to close by the second quarter of 2023. The acquisition is subject to satisfaction of customary closing conditions.

Keauhou Community Services, Inc. (Hawaii Water)

In December 2020, Hawaii Water entered into an asset purchase agreement with Keauhou Community Services, Inc. (KCSI). KCSI is a utility that provides wastewater service in the Keauhou area of North Kona on the island of Hawaii. An application for approval of the transaction was submitted to the HPUC in October of 2021 and was approved in December of 2022. Accordingly, the transaction closed and Hawaii Water took control over the system on December 15, 2022.

Hawaii Water has operated the system under an operations and maintenance agreement since 2018. Hawaii Water now owns and operates the utility, which consists of residential, commercial, and resort customers.

Kalaeloa Water Company GRC (Hawaii Water)

In August of 2021, a GRC application requesting an increase of revenues for Kalaeloa was submitted with the HPUC. In June of 2022, Hawaii Water and the Consumer Advocacy submitted a full settlement agreement to the HPUC for approval. The HPUC issued a decision approving the settlement agreement in September of 2022. The approval increased authorized revenue for Kalaeloa by $0.15 million or 4.9%.

2021 Washington Water GRC (Washington Water)

On July 15, 2021, Washington Water filed a GRC application with the Washington Utilities and Transportation Commission (WUTC) requesting a phased-in consolidation of its East Pierce Water System with its legacy Washington Water system. The requested annual revenue increase was $3.1 million and was proposed to be implemented over 3 years. After working with the WUTC and Public Counsel, a unit of the Washington Attorney General's Office that represents customers of state-regulated, investor-owned utility companies in certain matters, Washington Water updated its application on February 2, 2022 with a revised annual revenue increase of $1.0 million and eliminated the 3-year rate increase proposal. The WUTC approved the GRC application on February 10, 2022 with an effective date of February 15, 2022.

Animas Valley Land and Water Co., LLC (New Mexico Water)

In October of 2020, New Mexico Water signed a purchase agreement with Animas Valley Land and Water Co., LLC (AV Water) and court-appointed receiver C. Randel Lewis to acquire the Morning Star Water System assets of AV Water and provide regulated water utility service to its approximately 2,000 customer connections in northwest New Mexico.

In April of 2022, New Mexico Water closed its purchase of the Morningstar Water system. In February of 2022, the NMPRC approved of the transaction. New Mexico water closed the purchase and commenced operation of the water system as of April 14, 2022.

Lake Section Water Company (New Mexico Water)

In January of 2023, New Mexico Water signed an agreement to purchase the assets of Lake Section Water Company (Lake Section), a utility located in Chapparal, N.M. The acquisition is subject to satisfaction of customary closing conditions and approval by the NMPRC. As part of the purchase, New Mexico Water has agreed to own and operate the Lake Section water system, which serves approximately 5,000 customer connections about 110 miles south of New Mexico Water's Elephant Butte system in the greater El Paso, Texas, metropolitan area.

Water Supply

Our source of supply varies among our operating districts. Certain districts obtain all of their supply from wells; some districts purchase all of their supply from wholesale suppliers; and other districts obtain supply from a combination of wells and wholesale suppliers. A small portion of supply comes from surface sources and is processed through Company-owned water treatment plants. To the best of management's knowledge, we are meeting water quality, environmental, and other regulatory standards for all Company-owned systems.

Historically, approximately half of our annual water supply is pumped from wells. State groundwater management agencies operate differently in each state. Some of our wells extract ground water from water basins under state ordinances. These are adjudicated groundwater basins, in which a court has settled the dispute between landowners, or other parties over how much annual groundwater can be extracted by each party. All of our adjudicated groundwater basins are located in the State of California. Our annual groundwater extraction from adjudicated groundwater basins approximates 5.7 billion gallons or 10.8% of our total annual water supply pumped from wells. Historically, we have extracted less than 100% of our annual adjudicated groundwater rights and have the right to carry forward up to 20% of the unused amount to the next annual period. All of our remaining wells extract ground water from managed or unmanaged water basins. There are no set limits for the ground water extracted from these water basins. Our annual groundwater extraction from managed groundwater basins approximates 31.5 billion gallons or 59.9% of our total annual water supply pumped from wells. Our annual groundwater extraction from unmanaged groundwater basins approximates 15.4 billion gallons or 29.3% of our total annual water supply pumped from wells. Most of the managed groundwater basins we extract water from have groundwater recharge facilities. We are required to financially support these groundwater recharge facilities by paying well pump taxes. Our well pump taxes for 2022, 2021, and 2020 were $16.2 million, $15.3 million, and $12.6 million, respectively. In 2014, the State of California enacted the Sustainable Groundwater Management Act of 2014 (SGM Act). The law and its implementing regulations required most basins to select a sustainability agency by 2017, develop a sustainability plan by the end of 2022, and show progress toward sustainability by 2027. We expect that after the SGM Act's provisions are fully implemented, substantially all the Company's California groundwater will be produced from sustainably managed and adjudicated basins.

California's normal weather pattern yields little precipitation between mid-spring and mid-fall. The Washington Water service areas receive precipitation in all seasons, with the heaviest amounts during the winter. New Mexico Water's rainfall is heaviest in the summer monsoon season. Hawaii Water receives precipitation throughout the year, with the largest amounts in the winter months. Typically water usage in all service areas is highest during the warm and dry summers and declines in the cool winter months. Rain and snow during the winter months in California replenish underground water aquifers and fill reservoirs, providing the water supply for subsequent delivery to customers. As of February 10, 2023, the State of California snowpack water content during the 2022-2023 water year was 165% of long-term averages (per the California Department of Water Resources, Northern Sierra Precipitation Accumulation report). The northern Sierra region is the most important for the state's urban water supplies. The central and southern portions of the Sierras have recorded 197% and 230%, respectively, of long-term averages. Management believes that supply pumped from underground aquifers and purchased from wholesale suppliers will be adequate to meet customer demand during 2023 and thereafter. Long-term water supply plans are developed for each of our districts to help assure an adequate water supply under various operating and supply conditions. Some districts have unique challenges in meeting water quality standards, but management believes that supplies will meet current standards using currently available treatment processes.

Form 10-K

On May 31, 2018, California's Governor signed two bills (Assembly Bill 1668 and Senate Bill 606) into law that were intended to establish long-term standards for water use efficiency. The bills revise and expand the existing urban water management plan requirements to include five-year drought risk assessments, water shortage contingency plans, and annual water supply/demand assessments. The California State Water Resources Control Board, in conjunction with the California Department of Water Resources, is expected to establish long-term water use standards for indoor residential use, outdoor residential use, water losses, and other uses. Cal Water will also be required to calculate and report on urban water use target by November 1, 2023 and each November 1 thereafter, that compares actual urban water use to the target. Management believes that Cal Water is well positioned to comply with all such regulations.

The following table shows the estimated quantity of water purchased and the percentage of purchased water to total water production in each California operating district that purchased water in 2022. Other than noted below, all other districts receive 100% of their water supply from wells.

District	Water Purchased (MG)	Percentage of Total Water Production	Source of Purchased Supply
SAN FRANCISCO BAY AREA/NORTH COAST			
Bay Area Region*	6,539	99.5%	San Francisco Public Utilities Commission and Yolo County Flood Control & Water Conservation District
Bear Gulch	3,711	97.7%	San Francisco Public Utilities Commission
Los Altos	2,103	60.0%	Santa Clara Valley Water District
Livermore	2,058	74.8%	Alameda County Flood Control and Water Conservation District, Zone 7
SACRAMENTO VALLEY			
Oroville	765	95.9%	Pacific Gas and Electric Co. and County of Butte
SAN JOAQUIN VALLEY			
Bakersfield	8,784	46.8%	Kern County Water Agency and City of Bakersfield
Stockton	6,793	89.1%	Stockton East Water District
LOS ANGELES AREA			
East Los Angeles	948	21.3%	Central Basin Municipal Water District
Dominguez	9,163	88.8%	West Basin Municipal Water District and City of Torrance
City of Commerce	601	78.3%	Central Basin Municipal Water District
City of Hawthorne	1,122	92.0%	West Basin Municipal Water District
Hermosa Redondo	3,091	91.1%	West Basin Municipal Water District
Los Angeles County Region** . .	5,274	97.3%	West Basin Municipal Water District and Antelope Valley-East Kern Water Agency
Westlake	1,949	100.0%	Calleguas Municipal Water District and Triunfo Water and Sanitation District
Kern River Valley	61	25.2%	City of Bakersfield

MG = million gallons

*   Bay Area Region includes Bayshore and Redwood Valley

**   Los Angeles County Region includes Palos Verdes and Antelope Valley

The Bear Gulch district obtains a portion of its water supply from surface runoff from the local watershed. The Oroville district in the Sacramento Valley, the Bakersfield district in the San Joaquin Valley, and the Kern River Valley district in the Los Angeles Area purchase water from a surface supply. Surface sources are processed through our water treatment plants before being delivered to the distribution system. The Bakersfield district also purchases treated water as a component of its water supply.

The Chico, Marysville, Dixon, and Willows districts in the Sacramento Valley, the Salinas Valley Region district in the Salinas Valley, the Selma and Visalia districts in the San Joaquin Valley, and the Travis Air Force Base in Solano County obtain their entire supply from wells.

Purchases for the Los Altos, Livermore, Oroville, Redwood Valley, Stockton, and Bakersfield districts are pursuant to long-term contracts expiring on various dates after 2022. The water supplies purchased for the Dominguez, East Los Angeles, Hermosa Redondo, Palos Verdes, and Westlake districts as well as the Hawthorne and Commerce systems are provided by public agencies pursuant to a statutory obligation of continued non-preferential service to purveyors within the agencies' boundaries. Purchases for the Bayshore and Bear Gulch districts are in accordance with long-term contracts with the San Francisco Public Utilities Commission (SFPUC) until June 30, 2034.

Management anticipates water supply contracts will be renewed as they expire though the price of wholesale water purchases is anticipated to increase in the future.

Shown below are wholesaler price rates and increases that became effective in 2022, and estimated wholesaler price rates and percent changes for 2023. In 2022, several districts experienced purchased water rate increases, resulting in the filing of several purchased water offsets.

District	Effective Month	2022 Unit Cost	Percent Change	Effective Month	2023 Unit Cost	Percent Change
Antelope	January	$ 699.00 /af	5.1%	January	$ 699.00 /af	—
Bakersfield(1)	July	$ 179.00 /af	—	July	$ 179.00 /af	—
Bear Gulch	July	$ 4.75 /ccf	15.9%	July	$ 4.75 /ccf	—
Commerce(2)	July	$1,313.00 /af	0.8%	January	$1,379.00 /af	5.0%
Dominguez(2)	July	$1,500.00 /af	3.5%	January	$1,587.00 /af	5.8%
East Los Angeles(2)	July	$1,313.00 /af	0.8%	January	$1,379.00 /af	5.0%
Hawthorne(2)	July	$1,500.00 /af	3.5%	January	$1,587.00 /af	5.8%
Hermosa-Redondo(2)	July	$1,500.00 /af	3.5%	January	$1,587.00 /af	5.8%
Livermore	January	$ 2.06 /ccf	(1.9)%	January	$ 2.27 /ccf	10.2%
Los Altos	July	$1,839.00 /af	13.9%	July	$1,839.00 /af	—
Oroville(2)	April	$ 200,052 /yr	6.2%	April	$ 203,769 /yr	1.9%
Palos Verdes(2)	July	$1,500.00 /af	3.5%	January	$1,587.00 /af	5.8%
Mid-Peninsula	July	$ 4.75 /ccf	15.9%	July	$ 4.75 /ccf	—
Redwood Valley	April	$ 69.24 /af	—	April	$ 69.24 /af	—
South San Francisco	July	$ 4.75 /ccf	15.9%	July	$ 4.75 /ccf	—
Stockton	April	$ 918,145/mo	(36.8)%	April	$ 918,145/mo	—
Westlake	January	$1,561.00 /af	3.6%	January	$1,632.00 /af	4.5%

af = acre foot;

ccf = hundred cubic feet;

yr = fixed annual cost;

mo = fixed monthly cost

(1) untreated water

(2) wholesaler price changes occur every six months

We work with all local suppliers and agencies responsible for water supply to enable adequate, long-term supply for each system.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Water Supply" for more information on adequacy of supplies.

Seasonal Fluctuations

In California, our customers' consumption pattern of water varies with the weather, in terms of rainfall and temperature. When setting customer rates, the CPUC considers the historical pattern in determining the adopted sales and production costs. With a majority of our sales expected to be subject to the MWRAM and per-unit variations in production costs being covered by the ICBA, fluctuations in financial results are expected to be moderated once the MWRAM and ICBA mechanisms are approved by the CPUC. However, cash flows from operations and short-term borrowings on our credit facilities can be significantly impacted by seasonal fluctuations including recovery of the MWRAM and ICBA.

Our water business is seasonal in nature. Weather conditions can have a material effect on customer usage. Customer demand for water generally is lower during the cooler and rainy winter months. Demand increases in the spring when warmer weather returns and the rains end, and customers use more water for outdoor purposes such as landscape irrigation. Warm temperatures during the generally dry summer months result in increased demand. Water usage declines during the late fall as temperatures decrease and the rainy season begins. During years in which precipitation is especially heavy or extends beyond the spring into the early summer, customer demand can decrease from historic normal levels, generally due to reduced outdoor water usage. Likewise, an early start to the rainy season during the fall can cause a decline in customer usage. As a result, seasonality of water usage has a significant impact on our cash flows from operations and borrowing on our short-term facilities.

Utility Plant Construction

We have continually extended, enlarged, and replaced our facilities as required to meet increasing demands and to maintain the water systems. We obtain construction financing using funds from operations, long-term financing, advances for construction and contributions in aid of construction that are funded by developers. Advances for construction are cash deposits from developers for construction of water facilities or water facilities deeded from developers. These advances are generally refundable without interest over a period of 40 years in equal annual payment amounts and developer-installed facilities are exempt from corporate income taxes. Contributions in aid of construction consist of nonrefundable cash deposits or facilities transferred from developers, primarily for fire protection and relocation projects. We cannot control the amounts received from developers. This amount fluctuates from year-to-year as the level of construction activity carried on by developers varies. This activity is impacted by the demand for housing, commercial development, and general business conditions, including interest rates.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information.

Energy Reliability

We continue to seek to use power efficiently to minimize the power expenses passed on to our customers, and maintain backup power systems to continue water service to our customers if the power companies' supplies are interrupted. If future legislation limits emissions from the power generation process, our cost of power may increase. Any increase in the per-unit cost of power would be expected to be passed along to our California customers through the ICBA or included in our cost of service paid by our customers as requested in our GRC filings. Many of our well sites are equipped with emergency electric generators designed to produce electricity to keep the wells operating during power outages. Storage tanks also provide customers with water during blackout periods.

During 2022, 2021, and 2020 we leased additional emergency generators to respond to potential PSPSs, an electric utility operating paradigm approved by the CPUC.

Security at Company Facilities

Due to terrorism and other risks, we have heightened security at our facilities and have taken added precautions to protect our employees and the water delivered to customers. In 2002, federal legislation was enacted that resulted in new regulations concerning security of water facilities, including submitting vulnerability assessment studies to the federal government. We have complied with regulations issued by the U.S. Environmental Protection Agency (EPA) pursuant to federal legislation concerning vulnerability assessments and have made filings to the EPA as required. In addition, communication plans have been developed as a component of our procedures. While we do not make public comments on our security programs, we have been in contact with federal, state, and local law enforcement agencies to coordinate and improve our water delivery systems' security.

In accordance with the 2018 America's Water Infrastructure Act (AWIA), we are required to conduct additional risk and resilience assessments and develop emergency response plans for each of our water systems. These assessments and plans include natural hazards as well as malevolent acts. The first such assessments were filed in 2020. They are scheduled to be reviewed and resubmitted every five years.

While we do not make public comments on our security programs, we have been in contact with federal, state, and local law enforcement agencies to coordinate and improve our water delivery systems' security

Competition and Condemnation

Our principal operations are regulated by the Commission of each state. Under state laws, no privately owned public utility may compete within any service territory that we already serve without first obtaining a certificate of public convenience and necessity from the applicable Commission. Issuance of such a certificate would only be made upon finding that our service is deficient. To management's knowledge, no application to provide service to an area served by us has been made.

State law in California provides that whenever a public agency constructs facilities to extend a utility system into the service area of a privately owned public utility, such an act constitutes the taking of property and requires reimbursement to the utility for its loss. State law in Washington and other states recognize chartered service areas but do not have specific statutes. State statutes allow municipalities, water districts and other public agencies to own and operate water systems. These agencies are empowered to condemn properties already operated by privately owned public utilities. The agencies are also authorized to issue bonds, including revenue bonds, for the purpose of acquiring or constructing water systems. However, if a public agency were to acquire utility property by eminent domain action, the utility would be entitled to just compensation for its loss. In Washington, annexation was approved in February 2008 for property served by us on Orcas Island; however, we continue to serve the customers in the annexed area and do not expect the annexation to affect our operations. To management's knowledge, other than the Orcas Island property, no municipality, water district, or other public agency is contemplating or has any action pending to acquire or condemn any of our systems.

Government Regulations

Our water and wastewater services are governed by various federal and state environmental protection, health and safety laws, and regulations. These provisions establish criteria for drinking water and for discharges of water, wastewater, and airborne substances. The EPA, state water quality regulators, and other state regulatory authorities promulgate numerous nationally and locally applicable standards, including maximum contaminant levels (MCLs) for drinking water. We believe we are currently in compliance with all of the MCLs promulgated to date.

Environmental Matters

Our operations are subject to environmental regulation by various governmental authorities. Environmental health and safety programs have been designed to provide compliance with water discharge regulations, underground and above-ground fuel storage tank regulations, hazardous materials management plans, hazardous waste regulations, air quality permitting requirements, wastewater discharge limitations, and employee safety issues related to hazardous materials. In addition, we actively investigate alternative technologies for meeting environmental regulations and continue the traditional practices of meeting environmental regulations.

For a description of the material effects that compliance with environmental regulations may have on us, see Item 1A. "Risk Factors—Risks Related to Our Regulatory Environment." We expect environmental regulation to increase, resulting in higher operating costs in the future, and there can be no assurance that the Commissions would approve rate increases to enable us to recover these additional compliance costs.

Quality of Water Supply

Our operating practices are designed to produce potable water in accordance with accepted water utility practices. Water entering the distribution systems from surface sources is treated in compliance with federal and state Safe Drinking Water Act (SDWA) standards. Most well supplies are chlorinated or chloraminated for disinfection. Water samples from each water system are analyzed on a regular, scheduled basis in compliance with regulatory requirements. We operate a state-certified water quality laboratory at the San Jose Customer Support Services Office that provides testing for most of our California operations. Certain tests in California are contracted with independent certified labs qualified under the Environmental Laboratory Accreditation Program. Local independent state certified labs provide water sample testing for the Washington, New Mexico and Hawaii operations.

Form 10-K

In recent years, federal and state water quality regulations have resulted in increased water sampling requirements. The SDWA continues to be used to monitor and regulate additional potential contaminants to address public health concerns. The State of California has continued to adopt new water quality regulations, which may be in addition to those adopted by the EPA. We monitor water quality standard changes and upgrade our treatment capabilities to maintain compliance with the various regulations.

Impact of Climate Change Legislation and Regulation

Our operations depend on power provided by other public utilities and, in emergencies, power generated by our portable and fixed generators. If future legislation limits emissions from the power generation process, our cost of power may increase. Any increase in the cost of power would be expected to be passed along to our California customers through the ICBA or included in our cost of service paid by our customers as requested in our GRC filings.

We maintain a fleet of vehicles to provide service to our customers, including a number of heavy-duty diesel vehicles that were retrofitted to meet California emission standards. If future legislation further affects the cost to operate the fleet or the fleet acquisition cost in order to meet certain emission standards, it would increase our cost of service and our rate base. Any increase in fleet operating costs associated with meeting emission standards would be expected to be included in our cost of service paid by our customers as requested in our GRC filings. While recovery of these costs is not guaranteed, we would expect recovery in the regulatory process.

Under the California Environmental Quality Act (CEQA), all capital projects of a certain type (primarily wells, tanks, major pipelines, and treatment facilities) require mitigation of greenhouse gas emissions. The cost to prepare the CEQA documentation and permit are expected to be included in our capital cost and added to our rate base, which is expected to be requested to be paid for by our customers. Any increase in the operating cost of the facilities would also be expected to be included in our cost of service paid by our customers as requested in our GRC filings. While recovery of these costs is not guaranteed, we would expect recovery in the regulatory process.

Cap and trade regulations were implemented in 2012 with the goal of reducing emissions to 1990 levels by the year 2020. These regulations have not affected water utilities at this time. In the future, if we are required to comply with these regulations, any increase in operating costs associated with meeting these standards will be included in our cost of service paid by our customers as requested in our GRC filings. While recovery of these costs is not guaranteed, we would expect recovery in the regulatory process.

Human Capital Resources

We believe our employees are our most important resources and are critical to our continued success. We focus significant attention on attracting and retaining talented and experienced individuals to manage and support our operations. We offer our employees a broad range of company-paid benefits, and we believe our compensation package and benefits are competitive with others in our industry. Additional information about our employee benefit plans is included in Note 11 of the Notes to Consolidated Financial Statements.

We are committed to hiring, developing and supporting a diverse and inclusive workplace. Our employees are expected to exhibit and promote honest, ethical, and respectful conduct in the workplace. All of our employees must adhere to a code of conduct that sets standards for appropriate behavior and includes required internal training on preventing, identifying, reporting and stopping any type of discrimination.

Employee health and safety in the workplace is one of the Company's core values. Safety efforts are led by the Corporate Safety Committee and supported by safety committees that operate at the local level. Hazards in the workplace are actively identified and management tracks incidents so remedial actions can be taken to improve workplace safety. The COVID-19 pandemic has underscored for us the importance of keeping our employees safe and healthy. In response to the pandemic, the Company has taken actions aligned with the World Health Organization and the Centers for Disease Control and Prevention to protect its workforce so they can more safely and effectively perform their work.

Our management team supports a culture of developing future leaders from our existing workforce, enabling us to promote from within for many leadership positions. We believe this provides long-term focus and continuity to our operations while also providing opportunities for the growth and advancement of our employees. Our focus on retention is evident in the length of service of our management team. The average tenure of our management team is over 15 years.

Employee levels are managed to align with the pace of business and management believes it has sufficient human capital to operate its business successfully. Management believes that the Company's employee relations are favorable. At December 31, 2022, we had 1,225 employees, including 1,077 at Cal Water, 80 at Washington Water, 49 at Hawaii Water, 19 at New Mexico Water, and no employees at Texas Water. In California, the Utility Workers Union of America (UWUA), AFL-CIO represents our non-exempt field, customer service, and non-confidential clerical employees and the International Federation of Professional and Technical Engineers (IFPTE), AFL-CIO represents our professional and technical engineering and water quality laboratory employees.

As of December 31, 2022, we had 659 employees represented by the UWUA and 85 employees represented by the IFPTE. In 2021, we reached a six-year agreement with both unions on a new contract that runs from May 14, 2021 (UWUA) and October 4, 2021 (IFPTE) through February 28, 2027. We believe this agreement continues to provide our employees with a market competitive pay and benefits package.

Employees at Hawaii Water, Washington Water, and New Mexico Water are not represented by a labor union.

Information About Our Executive Officers

Name	Positions and Offices with California Water Service Group	Age
Martin A. Kropelnicki(1)	President and Chief Executive Officer since September 1, 2013. Formerly, President and Chief Operating Officer (2012-2013), Chief Financial Officer and Treasurer (2006-2012), served as Chief Financial Officer of Power Light Corporation (2005-2006), Chief Financial Officer and Executive Vice President of Corporate Services of Hall Kinion and Associates (1997-2004), Deloitte & Touche Consulting (1996-1997), held various positions with Pacific Gas & Electric (1989-1996).	56
Thomas F. Smegal III(2)	Vice President, Chief Financial Officer and Treasurer since October 1, 2012. Formerly, Vice President, Regulatory Matters and Corporate Relations (2008-2012), Manager of Rates (2002-2008), Regulatory Analyst (1997-2002), served as Utilities Engineer at the California Public Utilities Commission (1990-1997).	55
Paul G. Townsley(2)(3)	Vice President, Corporate Development since January 1, 2022. Formerly, Vice President of Corporate Development and Chief Regulatory Matters Officer (2019-2021), Vice President of Rates and Regulatory Matters (2013-2018), Divisional Vice President, Operations and Engineering for EPCOR Water USA (2012-2013), served as President of American Water Works Company subsidiaries in Arizona, New Mexico, and Hawaii (2007-2012), served as American Water Works Company's President, Western Region (2002-2007), held various other positions with Citizens Utilities Company (1982-2002).	65
Robert J. Kuta(2)	Vice President, Engineering and Chief Water Quality and Environmental Compliance Officer effective January 1, 2019. Formerly, Vice President of Engineering (2015-2018), Senior Vice President of Operations Management Services, Water, Environmental and Nuclear markets for CH2M Hill (2006 to 2015), served as Western Region Vice President of Service Delivery and President of Arizona American Water Company (2001 to 2005), and held various management positions at Citizens Water Resource Company, Chaparral City Water Company, and Spring Creek Utilities (1993 to 2001).	58
Michael B. Luu(2)	Vice President, Information Technology and Chief Risk Officer since January 1, 2021. Formerly Vice President of Customer Service and Chief Information Officer (2017-2020), Vice President of Customer Service and Information Technology (2013-2016), Acting California Water Service Company District Manager, Los Altos (2012-2013), Director of Information Technology (2008-2012), CIS Development Manager (2005-2008), held various other positions with California Water Service Company since 1999.	43

Name	Positions and Offices with California Water Service Group	Age
Ronald D. Webb(2)	Vice President, Chief Human Resource Officer since January 1, 2022. Formerly, Vice President of Human Resources (2014-2021), Managing Director, Human Resources Partner for United Airlines (2006-2014), served as Vice President of Human Resources for Black & Decker Corporation (1995-2005), Human Resource Manager for General Electric Company (1990-1994), and held various labor relations positions for National Steel and Shipbuilding Company (1982-1989).	66
Lynne P. McGhee(2)(4)	Vice President, General Counsel since January 1, 2015. Formerly, Corporate Secretary (2007-2014), Associate Corporate Counsel (2003-2014), and served as a Commissioner legal advisor and staff counsel at the California Public Utilities Commission (1998-2003).	58
Shannon C. Dean(2)	Vice President, Customer Service and Chief Citizenship Officer since January 1, 2021. Formerly, Vice President of Corporate Communications & Community Affairs (2015-2020), Director of Corporate Communications (2000-2014), held various corporate communications, government and community relations for Dominguez Water Company (1991-1999).	55
Michelle R. Mortensen(2)	Vice President, Corporate Secretary and Chief of Staff since January 1, 2022. Formerly, Vice President, Corporate Secretary (2021), Corporate Secretary (2015-2020), Assistant Corporate Secretary (2014), Treasury Manager (2012-2013), Assistant to the Chief Financial Officer (2011), Regulatory Accounting Manager (2008-2010), held various accounting positions at Piller Data Systems (2006-2007), Hitachi Global Storage (2005), Abbot Laboratories (1998-2004), and Symantec (1998-2001).	48
Elissa Y. Ouyang(2)	Vice President, Facilities, Fleet and Procurement since January 1, 2022. Formerly, Chief Procurement and Lead Continuous Improvement Officer (2016-2021), Interim Procurement Director (2013-2016), Acting District Manager—Los Altos (2013), Interim Vice President of Information Technology (2012-2013), Director of Information Technology—Architecture and Security (2008-2012), Business Application Manager (2003-2007), Project Lead/Senior Developer (2001-2003), held various business consulting positions at KPMG Consulting/BearingPoint (1998-2001), and RR Donnelley (1996-1998).	54
Michael S. Mares, Jr(2)	Vice President, Operations since January 1, 2021. Formerly, Vice President, California Operations (2019-2020), California Water Service Company District Manager, Bakersfield (2017-2018), Hawaii Water Service Company General Manager (2014-2016), Hawaii Water Service Company Local Manager, Big Island (2012-2014), California Water Service Company, held various Superintendent positions in the Chico district (2002-2012), California Water Service Company, held various union positions in the Chico district (1992-2002).	56

Form 10-K

Name	Positions and Offices with California Water Service Group	Age
Greg A. Milleman(2)	Vice President, Rates & Regulatory Affairs since January 1, 2022. Formerly, Vice President, California Rates (2019-2021), Interim Director of Rates (2017-2018), Director of Field Administration & Finance (2014-2017), Manager of Special Projects (2013), and served as Senior Vice President of Administration and Corporate Secretary and various other management positions for Valencia Water Company (1992-2013).	60
Thomas A. Scanlon(2)	Corporate Controller and Principal Accounting Officer since January 1, 2023. Formerly, Director of Financial Reporting (2010-2022), Subsidiary Controller at Sun Power Systems Corporation (2007-2010), and Regional Controller at Swinerton Builders, Inc. (2000-2007).	60

_____

(1) Holds the same position with California Water Service Company, CWS Utility Services, Hawaii Water Service Company, Inc., New Mexico Water Service Company and TWSC, Inc.; Chief Executive Officer of Washington Water Service Company.

(2) Holds the same position with California Water Service Company, CWS Utility Services, Hawaii Water Service Company, Inc., New Mexico Water Service Company, Washington Water Service Company, and TWSC, Inc.

(3) Scheduled to retire on May 1, 2023.

(4) Scheduled to retire on March 31, 2023.

Item 1A.   *Risk Factors.*

In evaluating our business, you should carefully consider the following discussion of material risks, events and uncertainties that make an investment in us speculative or risky in addition to the other information in this Annual Report on Form 10-K. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, materially and adversely affect our business, growth, reputation, prospects, operating and financial results, financial condition, cash flows, liquidity, and stock price. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to predict or identify all such factors; our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face.

Risks Related to Our Regulatory Environment

Our business is heavily regulated by state and federal regulatory agencies and our financial viability depends upon our ability to recover costs from our customers through rates that must be approved by state public utility commissions.

California Water Service Company, New Mexico Water Service Company, Washington Water Service Company, and Hawaii Water Service Company, Inc. are regulated public utilities, which provide water and water-related service to our customers. Additionally, Hawaii Water Service Company, Inc. and TWSC, Inc. own in whole or in part other companies which are regulated public utilities. The rates that we charge our water customers are subject to the jurisdiction of the regulatory Commissions in the states in which we operate. These Commissions may set water and water-related rates for each operating district independently because the systems are not interconnected. The Commissions authorize us to charge rates that they consider sufficient to recover normal operating expenses, to provide funds for adding new or replacing water infrastructure, and to allow us to earn what the Commissions consider to be a fair and reasonable return on invested capital.

Our revenues and consequently our ability to meet our financial objectives are dependent upon the rates we are authorized to charge our customers by the Commissions and our ability to recover our costs in these rates. Our management uses forecasts, models and estimates in order to set rates that we believe will provide a fair and reasonable return on our invested capital. While our rates must be approved by the Commissions, no assurance can be given that our forecasts, models and estimates will be correct or that the Commissions will agree with our forecasts, models and estimates. If our rates are set too low, our revenues may be insufficient to cover our operating expenses, capital expenditure requirements and desired dividend levels.

We periodically file rate increase applications with the Commissions. The ensuing administrative and hearing process may be lengthy and costly. The decisions of the Commissions are beyond our control and we can provide no assurances that our rate increase requests will be granted by the Commissions. Even if approved, there is no guarantee that approval will be given in a timely manner or at a sufficient level to cover our expenses and provide a reasonable return on our investment. If the rate increase decisions are delayed, our earnings may be adversely affected. For example, the CPUC did not issue its decision on our 2018 GRC until December 2020, approximately one year later than expected, which caused some financial and operating uncertainty for the Company until that time.

Our evaluation of the probability of recovery of regulatory assets is subject to adjustment by regulatory agencies and any such adjustment could adversely affect our results of operations and financial condition.

Regulatory decisions may affect prospective revenues and earnings, affect the timing of the recognition of revenues and expenses and may overturn past decisions used in determining our revenues and expenses. While our management continually evaluates the anticipated recovery of regulatory assets and revenues subject to refund and provides for allowances and/or reserves as deemed necessary, no assurance can be given that any such allowances and/or reserves will be adequate to cover any loss or adjustment due to the absence of our limited recovery of regulatory assets and revenues as a result of regulatory decisions. Current accounting procedures allow us to defer certain costs if we believe it is probable that we will be allowed to recover those costs through future rate increases. If the Commissions determined that a portion of our assets were not recoverable in customer rates, we may suffer an asset impairment, which would require a write down in such asset's valuation that would be recorded through operations.

If our assessment as to the probability of recovery through the ratemaking process is later determined to be incorrect, the associated regulatory asset would be adjusted to reflect the change in our assessment or any regulatory disallowances. A change in our evaluation of the probability of recovery of regulatory assets or a regulatory disallowance of all or a portion of our cost could have a material adverse effect on our financial results.

Regulatory agencies may disagree with our valuation and characterization of certain of our assets.

If we determine that assets are no longer used or useful for utility operations, we may remove them from our rate base and subsequently sell those assets with any gain on sales accruing to the stockholders, subject to certain conditions. If the Commissions disagree with our characterization, there is a risk that the Commissions could determine that realized appreciation in property value should be awarded to customers rather than our stockholders.

Changes in laws, rules, and policies of our regulators or operating jurisdictions can significantly affect our business.

Regulatory agencies may change their rules and policies for various reasons, including changes in the local political environment. Regulators are elected by popular vote or are appointed by elected officials, and the election of a new administration or the appointment of new officials due to the results of elections may result in dramatic change to the long-established rules and policies of an agency. For example, in 2020 regulation regarding full decoupling WRAMs changed in California. Since 2008, the CPUC allowed full decoupling WRAMs. However, in 2020, the CPUC precluded companies from proposing full decoupling WRAMs in their next GRC filings. The decision by the CPUC to change its policy began to affect our business in 2023.

We rely on policies and regulations promulgated by the various state commissions in order to recover capital expenditures, maintain favorable treatment on gains from the sale of real property, offset certain production and operating costs, recover the cost of debt, maintain an optimal equity structure without over-leveraging, and have financial and operational flexibility to engage in non-regulated operations. If any of the Commissions with jurisdiction over us implements policies and regulations that do not allow us to accomplish some or all of the items listed above, our future operating results may be adversely affected.

In addition, legislatures may repeal, relax or tighten existing laws, or enact new laws that affect the regulatory agencies with jurisdiction over our business or affect our business directly. If changes in existing laws or the implementation of new laws limit our ability to accomplish some of our business objectives, our future operating results may be adversely affected.

Finally, local jurisdictions may impose new ordinances, laws, fees, and regulations that could increase costs or limit our operations in ways, which affect future operating results. Cities may impose or amend franchise requirements, impose conditions on underground construction or land use, impose various taxes and fees, or restrict our hours for construction, among other things. In the last decade, more cities have imposed excavation moratoria or paving rules, which has required more costly construction than anticipated.

We expect environmental health and safety regulation to increase, resulting in higher operating costs in the future and the potential that the company fails to meet these regulatory standards.

Our water and wastewater services are governed by various federal and state environmental protection, health and safety laws, and regulations. Although we have a water quality assurance program in place, we cannot guarantee that we will continue to comply with all standards. If we violate any federal or state regulations or laws governing health and safety, we could be subject to substantial fines or otherwise sanctioned, subject to potential civil liability for damages, and our customers' trust in our operations ability could be eroded.

Environmental health and safety laws are complex and change frequently. They have tended to become more stringent over time. As new or stricter standards are introduced, they could increase our operating costs. Although we would likely seek permission to recover these costs through rate increases, we can give no assurance that the Commissions would approve rate increases to enable us to recover these additional compliance costs.

We are required to test our water quality for certain chemicals and potential contaminants on a regular basis. If the test results indicate that our water exceeds allowable limits, we may be required either to commence treatment to remove the contaminant or to develop an alternate water source. Either of these results may be costly. Although we would likely seek permission to recover these through rate increases, there can be no assurance that the Commissions would approve rate increases to enable us to recover these additional compliance costs.

Past events in the utility sector, including those in Flint, Michigan and related to Pacific Gas and Electric Company in California, show that failure to meet one or more water quality, environmental, or safety standards can have severe effects on customer trust, reputation, regulatory treatment, or civil and criminal liability.

New and/or more stringent water quality regulations could increase our operating costs.

We are subject to water quality standards set by federal, state, and local authorities that have the power to issue new regulations. Compliance with new regulations that are more stringent than current regulations could increase our operating costs.

In August of 2009, the Office of Environmental Health Hazard Assessment within the California Environmental Protection Agency changed the water quality standard for TCP in our water supply. The standard implemented requires us to have 0.0007 parts per billion or less of TCP in our California water supply. We have incurred costs associated with the compliance of this TCP standard and expect to continue to incur costs in the future. Although we would likely seek permission to recover these additional costs through the GRC process, we can give no assurance that the CPUC would approve the recovery of these additional compliance costs.

Perfluorooctane sulfonate (PFOS) and perfluorooctanoic acid (PFOA) are two water contaminants of emerging concern. Although a water quality standard has yet to be set by federal or state regulators, preliminary testing, and guidance from the California Environmental Protection Agency has affected our operations of some wells in California. We expect that a water quality standard will be set in the future and that we will incur costs to comply with the water quality standard. Cal Water has requested and been approved to use a memorandum account to track the incremental compliance costs in the future and we would likely seek permission to recover additional costs of compliance through rate increases; however, we can give no assurance that the CPUC would approve rate increases to enable us to recover these additional compliance costs.

Legislation and regulation designed to mitigate or adapt to climate change may affect our operations.

Future legislation or regulation regarding climate change may restrict our operations or impose new costs on our business. Our operations depend on power provided by other public utilities and, in emergencies, power generated by our portable and fixed generators. If future legislation or regulation limits emissions from the power generation process, our cost of power may increase. Although any increase in the cost of power would be expected to be passed along to our California customers through the ICBA or included in our cost of service paid by our customers as requested in our GRC filings in California, we can give no assurance that such costs would be passed along to our California customers or that the CPUC would approve rate increases to enable us to recover such expenditures or costs.

We have been and may in the future be party to environmental and product-related lawsuits, which could result in us paying damages not covered by insurance.

We have been and may be in the future, party to water contamination lawsuits, which may not be fully covered by insurance.

The number of environmental and product-related lawsuits against other water utilities has increased in frequency in recent years. If we are subject to additional environmental or product-related lawsuits, we might incur significant legal costs and it is uncertain whether we would be able to recover the legal costs from customers or other third parties. In addition, if current California law regarding CPUC's preemptive jurisdiction over regulated public utilities for claims about compliance with California Department of Health Services and United States EPA water quality standards changes, our legal exposure may be significantly increased.

Risks Related to Our Business Operations

We may be at risk for litigation under the principle of inverse condemnation for activities in the normal course of business, which have a damaging effect on private property.

The California constitution may allow compensation to property owners for a public utility taking or damaging private property, even when damage occurs through no fault of the utility and regardless of whether the damage could be foreseen by the utility. As a result, this doctrine, which is known as inverse condemnation and is routinely invoked in California, imposes strict liability for damages, including legal fees, because of the design, construction, and maintenance of utility facilities. In addition to claims that our water or wastewater systems damaged property, Cal Water could be sued under inverse condemnation if its facilities or operations damage private property, or if it is unable to timely deliver sufficient quantities of water for firefighting because of system capacity limitations or water supply disruptions, including as a result of action taken by an electric utility pursuant to a PSPS program or other loss of power. Although the imposition of liability is premised on the assumption that utilities have the ability to recover these costs from their customers, there is no assurance that the CPUC would allow Cal Water to recover any such damage awards from customers. For example, in December 2017, the CPUC denied recovery of costs that San Diego Gas & Electric Company incurred because of inverse condemnation, holding that the inverse condemnation principles of strict liability are not relevant to the CPUC's prudent manager standard.

The effects of natural disasters, attacks by third parties, pandemics, or poor water quality or contamination to our water supply may result in disruption in our services and litigation, which could adversely affect our business, operating results and financial condition.

We operate in areas that are prone to earthquakes, fires, mudslides and other natural disasters. A significant seismic event or other natural disaster in California where our operations are concentrated could adversely affect our ability to deliver water and adversely affect our costs of operations. A major disaster could damage or destroy substantial capital assets. The CPUC has historically allowed utilities to establish a catastrophic event memorandum account as another possible mechanism to recover costs. However, we can give no assurance that the CPUC or any other commission would allow any such cost recovery mechanism in the future.

Our water supplies are subject to contamination, including contamination from the development of naturally-occurring compounds, chemicals in groundwater systems, pollution resulting from fabricated sources, such as TCP, seawater incursion and possible third-party attacks, including physical attacks, terrorist attacks, and cyber-attacks. If our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities, or development of new treatment methods. If we are unable to substitute water supply from an uncontaminated water source, or if we are unable to adequately treat the contaminated water source in a cost-effective manner, there may be an adverse effect on our revenues, operating results and financial condition. The costs we incur to decontaminate a water source or an underground water system could be significant and may not be recoverable in rates. We could also be held liable for consequences arising out of human exposure to hazardous substances in our water supplies or other environmental damage. For example, private plaintiffs have the right to bring personal injury or other toxic tort claims arising from the presence of hazardous substances in our drinking water supplies. Our insurance policies may not be sufficient to cover the costs of these claims.

We have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply, to protect against third-party attacks, including physical attacks, terrorist attacks, and cyber-attacks. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations, and supplies. These costs may be significant. Despite these tightened security measures, we may not be able to prevent or deter any third-party attacks or be in a position to control the outcome of third-party attacks should they occur.

We depend upon our skilled and trained workforce to ensure water delivery. We can give no assurance that we will be able to maintain sufficient human resources to ensure uninterrupted service in all of the districts that we serve.

If any of these catastrophic events were to occur, we can give no assurance that our emergency preparedness plans would be adequate and that we would respond effectively, which could result in public or employee harm or adversely affect our revenues, operating results and financial condition.

Failure of critical elements of our infrastructure could result in interruption of service, damage to others, or injuries, and could adversely affect our business, operating results and financial condition.

We own physical infrastructure, which was installed over a long period of time, both underground and above-ground. This infrastructure is subject to potential failure due to age, operating conditions, or other unknown factors.

Failure of any of our facilities or infrastructure could cause flooding, loss of service to our customers, contamination from chemicals we use in operations, or other damages.

We operate a dam. If the dam were to fail for any reason, we would lose a water supply and flooding likely would occur. Whether or not we were responsible for the dam's failure, we could be sued. We can give no assurance that we would be able to defend such a suit successfully.

We operate several water and wastewater treatment plants. If a major failure of these facilities were to occur, we would have an interruption in service, potential flooding, and could release potentially harmful material into the environment.

We operate over 7,000 miles of underground pipeline. Some failures of underground pipelines could release chemicals into the environment, which have a negative impact on sensitive habitats.

We rely on our information technology ("IT") and a number of complex business systems to assist with the management of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our business.

Our IT systems are an integral part of our business, and a serious disruption of our IT systems could significantly limit our ability to manage and operate our business efficiently, which, in turn, could cause our business and competitive position to suffer and adversely affect our results of operations. We depend on our IT systems to bill customers, process orders, provide customer service, manage construction projects, manage our financial records, track assets, remotely monitor certain of our plants and facilities and manage human resources, inventory and accounts receivable collections. Our IT systems also enable us to purchase products from our suppliers and bill customers on a timely basis, maintain cost-effective operations, and provide service to our customers. Some of our mission and business critical IT systems are older, such as our Supervisory Control and Data Acquisition system. The steps we have taken to protect our IT systems may be insufficient to protect them from damage or interruption from:

- power loss, computer systems failures, including hardware equipment and software applications, and internet, telecommunications or data network failures;

- operator negligence or improper operation by, or supervision of, employees;

- physical and electronic loss of customer data due to security breaches, cyber-attacks, misappropriation and similar events;

- computer viruses;

- intentional security breaches, hacking, denial of services actions, misappropriation of data, and similar events, including intentional cyber security breaches aimed at disrupting and interfering with water treatment processes; and

- earthquakes, floods, fires, mudslides and other natural disasters or physical attacks.

These events may result in physical and/or electronic loss of customer or financial data, security breaches, misappropriation and other adverse consequences, including liability or regulatory penalties under data privacy laws and regulations. In addition, the lack of redundancy for certain of our IT systems, including billing systems, could exacerbate the impact of any of these events on us.

In addition, we may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our business, and we might lack sufficient resources to make the necessary upgrades or replacements of our outdated existing technology to allow us to continue to operate at our current level of efficiency, all of which could adversely impact our business and competitive position.

The adequacy of our water supplies depends upon a variety of factors beyond our control. Interruption in the water supply may adversely affect our reputation and earnings.

We depend on an adequate water supply to meet the present and future needs of our customers. Whether we have an adequate supply varies depending upon a variety of factors, many of which are partially or completely beyond our control, including:

- the amount of rainfall;

- the amount of water stored in reservoirs;

- underground water supply from which well water is pumped;

- availability from water wholesalers;

- changes in the amount of water used by our customers;

- water quality and availability of appropriate treatment technology;

- legal limitations on water use such as rationing restrictions during a drought;

- changes in prevailing weather patterns and climate; and

- population growth.

We purchase our water supply from various governmental agencies and others. Water supply availability may be affected by weather conditions, funding and other political and environmental considerations. In addition, our ability to use surface water is subject to regulations regarding water quality and volume limitations. If new regulations are imposed or existing regulations are changed or given new interpretations, the availability of surface water may be materially reduced. A reduction in surface water could result in the need to procure more costly water from other sources, thereby increasing our water production costs and adversely affecting our operating results if not recovered in rates on a timely basis.

We have entered into long-term water supply agreements, which commit us to making certain minimum payments whether or not we purchase any water. Therefore, if demand were insufficient to use our required purchases we would have to pay for water we did not receive.

From time to time, we enter into water supply agreements with third parties and our business is dependent upon such agreements in order to meet regional demand. For example, we have entered into a water supply contract with the SFPUC that expires on June 30, 2034. We can give no assurance that the SFPUC, or any of the other parties from whom we purchase water, will renew our contracts upon expiration, or that we will not be subject to significant price increases under any such renewed contracts.

The parties from whom we purchase water maintain significant infrastructure and systems to deliver water to us. Maintenance of these facilities is beyond our control. If these facilities are not adequately maintained or if these parties otherwise default on their obligations to supply water to us, we may not have adequate water supplies to meet our customers' needs.

If we are unable to access adequate water supplies, we may be unable to satisfy all customer demand, which could result in rationing. Rationing may have an adverse effect on cash flow from operations. We can make no guarantee that we will always have access to an adequate supply of water that will meet all required quality standards. Water shortages may affect us in a variety of ways. For example, shortages could:

- adversely affect our supply mix by causing us to rely on more expensive purchased water;

- adversely affect operating costs;

- increase the risk of contamination to our systems due to our inability to maintain sufficient pressure; and

- increase capital expenditures for building pipelines to connect to alternative sources of supply, new wells to replace those that are no longer in service or are otherwise inadequate to meet the needs of our customers and reservoirs and other facilities to conserve or reclaim water.

We may or may not be able to recover increased operating and construction costs on a timely basis, or at all, for our regulated systems through the ratemaking process. We can give no assurance, as to whether we may be able to recover certain of these costs from third parties that may be responsible, or potentially responsible, for any groundwater contamination.

Our water supplies and other aspects of our operations may be affected by climate change.

There is strong scientific consensus that human activity including carbon and methane emissions is impacting many planetary systems such as the heat-trapping capacity of the atmosphere; ocean temperature, circulation, acidity, and volume; weather patterns including the severity and frequency of severe weather events; ambient temperatures; and planetary ice cover. Because scientific investigations have been focused globally, there is tremendous uncertainty over the timing, extent, and types of impacts global climate change may have on our service areas and in our water supplies. Moreover, studies of tree ring data show long periods of drought conditions have occurred prior to significant human impacts in California and prior to our operation. Finally, in the last fifty years, California has experienced at least three severe multi-year droughts. We can give no assurance that any of our plans for water reliability and water shortages, including incorporating projected and potential climate change risks into our water supply planning activities, will be adequate or capable of effectively addressing any droughts or longer periods of drought conditions or other conditions affecting water quality and availability. Immediate physical risks could affect our operations and intensify over time as climate change worsens. More frequent flooding, wildfires, sea level rise, rising groundwater, and uneven ground level sinking could damage our assets, including pressurized mains and other pipelines, wells, treatment facilities, and other infrastructure. Wildfires and changes in rainfall may also affect water quality, and both higher temperatures and wildfires can pose risks to employee safety. Farther into the mid-century and late-century horizon, temperature increases may cause declines in snowpack storage, and droughts could decrease surface water supply availability and groundwater recharge while causing increased outdoor demands.

Additional climate-related risks may influence our approach as we support the transition to a low-carbon economy. Transition risks include changes in the market and consumer demands, such as differences in generational behaviors, shifts in population locations due to the pandemic and different weather patterns, and variations in water needs and customer groups. Regulatory risks, such as emission trading systems and carbon taxes, may also financially affect our business. Additionally, federal and state regulations present requirements for managing water supplies and limiting impacts on local wildlife, while regional plans and legislation may directly affect how we address water issues.

We also periodically review the climate change plans of our wholesalers to determine whether alternative supplies may be necessary in the future. However, we can give no assurance that replacement water supplies will be available at a reasonable cost or a cost acceptable to our customers and Commissions.

Natural disasters, climate change, economic conditions and other factors may change the population in our service areas.

In the event that some outside factor such as a wildfire, flood, changed climate pattern, actual or threatened public health emergency, or change in the local economy reduces or eliminates our customer base in a service area, or negatively affects the ability of a customer to pay, we could face unrecoverable costs. In those circumstances, the remaining customers might not be able to pay for the operating costs or capital costs of the water system. We may not be able to recover capital costs of property that is no longer used and useful in utility service. We may also encounter an increase in bad debt expense in times of economic difficulty. For example, we experienced an increase in bad debt expense in 2022, which we believe is due to economic impact of the COVID-19 pandemic. Although we would likely seek permission to recover these costs through rate increases on remaining customers or in statewide rates, we can give no assurance that the Commissions would approve rate increases to enable us to recover these costs.

Wastewater operations entail significant risks.

Wastewater collection and treatment involve many risks associated with damage to the environment, and we anticipate that wastewater collection and treatment will become an increasing significant part of our business. If collection or treatment systems fail or do not operate properly, untreated or partially treated wastewater could discharge onto property or into nearby streams and rivers, causing damage or injury to property, aquatic life, or human life. Our results of operations and financial condition could be materially and adversely affected by liabilities resulting from such damage.

Demand for our water is subject to various factors and is affected by seasonal fluctuations.

Demand for our water during the warmer, dry months is generally greater than during cooler or rainy months due primarily to additional requirements for water in connection with irrigation systems, swimming pools, cooling systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease. Under the MWRAM mechanism, lower water usage in our California operations affects our cash flows in the year of usage, but results in higher cash flows in the following years.

In addition, governmental restrictions on water usage during drought conditions may result in a decreased demand for our water, even if our water reserves are sufficient to serve our customers during these drought conditions. The Commissions may not allow surcharges to collect lost revenues caused by customers' conservation during a drought. Regardless of whether we may surcharge our customers during a conservation period, they may use less water even after a drought has passed because of conservation patterns developed during the drought. Furthermore, our customers may wish to use recycled water as a substitute for potable water. If rights are granted to others to serve our customers recycled water, there will likely be a decrease in demand for our water.

Finally, changes in prevailing weather patterns due to climate change may affect customer demand. If increased ambient temperatures affect our service areas, water used for irrigation and cooling may increase. If rainfall patterns change, our customers may change their patterns of water use including the amount of outdoor irrigation and the type of landscape they install. Government agencies may also mandate changes to customer irrigation or landscape patterns in response to changes in weather and climate.

Changes in water supply costs affect our operations.

The cost to obtain water for delivery to our customers varies depending on the sources of supply, wholesale suppliers' prices, the quality of water required to be treated and the quantity of water produced to fulfill customer water demand. Our source of supply varies among our operating districts. Certain districts obtain all of their supply from wells; some districts purchase all of the supply from wholesale suppliers; and other districts obtain the supply from a combination of wells and wholesale suppliers. A small portion of supply comes from surface sources and is processed through Company-owned water treatment plants. On average, slightly more than half of the water we deliver to our customers is pumped from wells or received from a surface supply with the remainder purchased from wholesale suppliers. Water purchased from suppliers usually costs us more than surface supplied or well pumped water. The cost of purchased water for delivery to customers represented 31.2% and 33.9% of our total operating costs in 2022 and 2021, respectively. Water purchased from suppliers will require renewal of our contracts upon expiration and may result in significant price increases under any such renewed contracts.

Wholesale water suppliers may increase their prices for water delivered to us based on factors that affect their operating costs. Purchased water rate increases are beyond our control. In California, our ability to recover increases in the cost of purchased water is expected to change with the adoption of the ICBA, which is effective as of January 1, 2023. With this change, actual per-unit purchased water costs are expected to be compared to authorized per-unit purchased water costs, with variances added to or netted against the variances in purchased power and pump taxes being recorded as a cost recovery. The balance in the ICBA is expected to be collected in the future by billing the ICBA accounts receivable balances over future periods, which may have a short-term negative impact on cash flow.

Dependency upon adequate supply of electricity, certain chemicals, and third-party suppliers of parts and skilled labor could adversely affect our results of operations.

Purchased electrical power is required to operate the wells and pumps needed to supply water to our customers. Although there are back-up power generators to operate a number of wells and pumps in emergencies, an extended interruption in power could affect the ability to supply water. In the past, California has been subject to rolling power blackouts due to insufficient power supplies. There is no assurance we will not be subject to power blackouts in the future. Additionally, we require sufficient amounts of certain chemicals in order to treat the water we supply. There are multiple sources for these chemicals but an extended interruption of supply could adversely affect our ability to adequately treat our water.

Purchased power is a significant operating expense. During 2022 and 2021, purchased power expense represented 6.2% and 5.6%, respectively, of our total operating costs. These costs are beyond our control and can change unpredictably and substantially as occurred in California during 2001 when rates paid for electricity increased 48%. As with purchased water, purchased power costs are expected to be included in the ICBA. Cash flows between rate filings may be adversely affected until the Commission authorizes a rate change, but earnings will be minimally impacted. Cost of chemicals used in the delivery of water is not an element of the ICBA, and therefore, variances in quantity or cost could affect the results of operations.

We rely on outside contractors to supply us with materials and parts critical to the operation of our systems. Should parts and material become unavailable, or should the cost of necessary supplies rise substantially, it could adversely affect our ability to operate or have financial affects that are not recoverable through a regulatory process.

We also rely on outside contractors to complete large construction projects and provide emergency maintenance services. In the event these contractors are unavailable or cannot meet the demands imposed on them, we may face significantly lengthy interruptions of service or delays in constructing capital projects. We may face additional costs to acquire more resources to complete these activities.

Our business requires significant capital expenditures to replace or improve aging infrastructure that are dependent on our ability to secure appropriate funding. If we are unable to obtain sufficient capital or if the rates at which we borrow increase, there would be a negative impact on our results of operations.

The water utility business is capital-intensive. We invest significant funds to replace or improve aging infrastructure such as property, plant, and equipment. In addition, water shortages may adversely affect us by causing us to rely on more purchased water. This could cause increases in capital expenditures needed to build pipelines to secure alternative water sources. In addition, we require capital to grow our business through acquisitions. We fund our short-term capital requirements from cash received from operations and funds received from developers. We seek to meet our long-term capital needs by raising equity through common or preferred stock issues or issuing debt obligations. We cannot give any assurance that these sources will continue to be adequate or that the cost of funds will remain at levels permitting us to earn a reasonable rate of return. In the event we are unable to obtain sufficient capital, our expansion efforts could be curtailed, which may affect our growth and may affect our future results of operations.

Our ability to access the capital markets is affected by the ratings of certain of our debt securities. Standard & Poor's Rating Agency issues a rating on California Water Service Company's ability to repay certain debt obligations. The credit rating agency could downgrade our credit rating based on reviews of our financial performance and projections or upon the occurrence of other events that could affect our business outlook. Lower ratings by the agency could restrict our ability to access equity and debt capital. We can give no assurance that the rating agency will maintain ratings that allow us to borrow under advantageous conditions and at reasonable interest rates. A future downgrade by the agency could also increase our cost of capital by causing potential investors to require a higher interest rate due to a perceived risk related to our ability to repay outstanding debt obligations.

While the majority of our debt is long term at fixed rates, we do have interest rate exposure in our short-term borrowings, which have variable interest rates. We are also subject to interest rate risks on new financings. However, if interest rates were to increase on a long-term basis, our management believes that customer rates would increase accordingly, subject to approval by the appropriate commission. We can give no assurance that the Commission would approve such an increase in customer rates.

We are obligated to comply with specified debt covenants under certain of our loan and debt agreements. Failure to maintain compliance with these covenants could limit future borrowing, and we could face increased borrowing costs, litigation, acceleration of maturity schedules, and cross default issues. Such actions by our creditors could have a material adverse effect on our financial condition and results of operations.

Our inability to access the capital or financial markets could affect our ability to meet our liquidity needs at reasonable cost and our ability to meet long-term commitments. Changes in economic conditions in our markets could affect our customers' ability to pay for water services. Any of these could adversely affect our results of operations, cash flows, and financial condition.

We rely on our current credit facilities to fund short-term liquidity needs if internal funds are not available from operations. Specifically, given the seasonal fluctuations in demand for our water we commonly draw on our credit facilities to meet our cash requirements at times in the year when demand is relatively low. We also may occasionally use letters of credit issued under our revolving credit facilities. Disruptions in the capital and credit markets could adversely affect our ability to draw on our credit facilities. Our access to funds under our credit facilities is dependent on the ability of our banks to meet their funding commitments.

Many of our customers and suppliers also have exposure to risks that could affect their ability to meet payment and supply commitments. We operate in geographic areas that may be particularly susceptible to declines in the

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price of real property, which could result in significant declines in demand for our products and services. In the event that any of our significant customers or suppliers, or a significant number of smaller customers and suppliers, are adversely affected by these risks, we may face disruptions in supply, significant reductions in demand for our products and services, inability of customers to pay invoices when due, and other adverse effects that could negatively affect our financial condition, results of operations and/or cash flows.

Our operations and certain contracts for water distribution and treatment depend on the financial capability of state and local governments, and other municipal entities such as water districts. Major disruptions in the financial strength or operations of such entities, such as liquidity limitations, bankruptcy or insolvency, could have an adverse effect on our ability to conduct our business and/or enforce our rights under contracts to which such entities are a party.

We are a holding company that depends on cash flow from our subsidiaries to meet our obligations and to pay dividends on our common stock.

As a holding company, we conduct substantially all of our operations through our subsidiaries and our only significant assets are investments in those subsidiaries. 91.6% of our revenues are derived from the operations of California Water Service Company. As a result, we are dependent on cash flow from our subsidiaries, and California Water Service Company in particular, to meet our obligations and to pay dividends on our common stock.

Our subsidiaries are separate and distinct legal entities and generally have no obligation to pay any amounts due on California Water Service Group's debt or to provide California Water Service Group with funds for dividends. Although there are no contractual or regulatory restrictions on the ability of our subsidiaries to transfer funds to us, the reasonableness of our capital structure is one of the factors considered by state and local regulatory agencies in their ratemaking determinations. Therefore, transfer of funds from our subsidiaries to us for the payment of our obligations or dividends may have an adverse effect on ratemaking determinations. Furthermore, our right to receive cash or other assets upon the liquidation or reorganization of a subsidiary is generally subject to the prior claims of creditors of that subsidiary. If we are unable to obtain funds from our subsidiaries in a timely manner, we may be unable to meet our obligations or pay dividends.

We can make dividend payments only from our surplus (the excess, if any, of our net assets over total paid-in capital) or if there is no surplus, the net profits for the current fiscal year or the fiscal year before which the dividend is declared. In addition, we can pay cash dividends only if after paying those dividends we would be able to pay our liabilities as they become due. Owners of our capital stock cannot force us to pay dividends and dividends will only be paid if and when declared by our board of directors. Our board of directors can elect at any time, and for an indefinite duration, not to declare dividends on our capital stock.

An important element of our growth strategy is the acquisition of water and wastewater systems. Risks associated with potential acquisitions, divestitures or restructurings may adversely affect us.

We may seek to acquire or invest in other companies, technologies, services, or products that complement our business. The execution of our growth strategy may expose us to different risks than those associated with our utility operations. We can give no assurance that we will succeed in finding attractive acquisition candidates or investments, or that we would be able to reach mutually agreeable terms with such parties. In addition, as consolidation becomes more prevalent in the water and wastewater industries, the prices for suitable acquisition candidates may increase to unacceptable levels and limit our ability to grow through acquisitions. If we are unable to find acquisition candidates or investments, our ability to grow may be limited.

Acquisition and investment transactions may result in the issuance of our equity securities that could be dilutive if the acquisition or business opportunity does not develop in accordance with our business plan. They may also result in significant write-offs and an increase in our debt. The occurrence of any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Any of these transactions could involve numerous additional risks, including one or more of the following:

- problems integrating the acquired operations, personnel, technologies, physical and cyber security processes, or products with our existing businesses and products;

- liabilities inherited from the acquired companies' prior business operations;

- diversion of management time and attention from our core business to the acquired business;

- failure to retain key technical, management, and other personnel of the acquired business;

- difficulty in retaining relationships with suppliers and customers of the acquired business; and

- difficulty in obtaining required regulatory approvals.

In addition, the businesses and other assets we acquire may not achieve the sales and profitability expected. The occurrence of one or more of these events may have a material adverse effect on our business. There can be no assurance that we will be successful in overcoming these or any other significant risks encountered.

We may not be able to increase or sustain our recent growth rate, and we may not be able to manage our future growth effectively.

We may be unable to continue to expand our business or manage future growth. To successfully manage our growth and handle the responsibilities of being a public company, we must effectively:

- hire, train, integrate and manage additional qualified engineers for engineering design and construction activities, new business personnel, and financial and information technology personnel;

- retain key management, augment our management team, and retain qualified and certified water and wastewater system operators;

- implement and improve additional and existing administrative, financial and operations systems, procedures and controls;

- expand our technological capabilities; and

- manage multiple relationships with our customers, regulators, suppliers and other third parties.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, satisfy customer requirements, execute our business plan, or respond to competitive pressures.

We have a number of large-volume commercial and industrial customers and a significant decrease in consumption by one or more of these customers could have an adverse effect on our operating results and cash flows.

Our billed revenues and cash flows from operations will decrease if a significant business or industrial customer terminates or materially reduces its use of our water. Approximately $180.2 million, or 23.3%, of our 2022 water utility revenues was derived from business and industrial customers. In Hawaii, we serve a number of large resorts, which if their water usage was reduced or ceased could have a material impact to our Hawaii operation. The delay between such date and the effective date of the rate relief may be significant and could adversely affect our operating results and cash flows.

Our operating cost and costs of providing services may rise faster than our revenues.

Our ability to increase rates over time is dependent upon approval of such rate increases by the Commissions, or in the case of the City of Hawthorne and the City of Commerce, the City Council, which may be inclined, for political or other reasons, to limit rate increases. However, our costs, which are subject to market conditions and other factors, may increase significantly. The second largest component of our operating costs after water production is made up of salaries and wages. These costs are affected by the local supply and demand for qualified labor. Other large components of our costs are general insurance, workers compensation insurance, employee benefits and health insurance costs. These costs may increase disproportionately to rate increases authorized by the Commissions and may have a material adverse effect on our future results of operations.

Demand for our stock may fluctuate due to circumstances beyond our control.

We believe that stockholders invest in public utility stocks, in part, because they seek reliable dividend payments. If there is an over-supply of stock of public utilities in the market relative to demand by such investors, the trading price of our securities could decrease. Additionally, if interest rates rise above the dividend yield offered

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by our equity securities, demand for our stock, and consequently its market price, may decrease. A decline in demand for our stock may have a negative impact on our ability to finance capital projects.

Adverse investment returns and other factors may increase our pension liability and pension funding requirements.

A substantial number of our employees are covered by a defined benefit pension plan. At present, the pension plan is underfunded because our projected pension benefit obligation exceeds the aggregate fair value of plan assets. Under applicable law, we are required to make cash contributions to the extent necessary to comply with minimum funding levels imposed by regulatory requirements. The amount of such required cash contribution is based on an actuarial valuation of the plan. The funded status of the plan can be affected by investment returns on plan assets, discount rates, mortality rates of plan participants, pension reform legislation and a number of other factors. There can be no assurance that the value of our pension plan assets will be sufficient to cover future liabilities. Although we contributed to our pension plan in recent years, it is possible that we could incur a pension liability adjustment, or could be required to make additional cash contributions to our pension plan, which would reduce the cash available for business and other needs.

Labor relations matters could adversely affect our operating results.

At December 31, 2022, 744 of our 1,225 total employees were union employees. Most of our unionized employees are represented by the Utility Workers Union of America, AFL-CIO, except certain engineering and laboratory employees who are represented by the International Federation of Professional and Technical Engineers, AFL-CIO.

We believe our labor relations are good, but in light of rising costs for health care and pensions, our current contract negotiations and those in the future may be difficult. Furthermore, changes in applicable law or regulations could have an adverse effect on management's negotiating position with respect to our currently unionized employees and/or employees that decide to unionize in the future. We are subject to a risk of work stoppages and other labor relations matters as we negotiate with the unions to address these issues, which could affect our results of operations and financial condition. We can give no assurance that issues with our labor forces will be resolved favorably to us in the future or that we will not experience work stoppages.

Our operations are geographically concentrated in California and this lack of diversification may negatively affect our operations.

Although we own facilities in a number of states, over 91.6% of our operations are located in California. As a result, we are largely subject to weather, political, water supply, labor, energy cost, regulatory, and economic risks affecting California.

We are also affected by the real property market in California. In order to grow our business, we may need to acquire additional real estate or rights to use real property owned by third parties, the cost of which tends to be higher and more volatile in California than in other states. The value of our assets in California may decline if there is a decline in the California real estate market that results in a significant decrease in real property values.

Municipalities, water districts and other public agencies may condemn our property by eminent domain action.

State statutes allow municipalities, water districts and other public agencies to own and operate water systems. These agencies are empowered to condemn water systems or real property owned by privately owned public utilities in certain circumstances and in compliance with California and federal law. Additionally, whenever a public agency constructs facilities to extend its utility system into the service area of a privately owned public utility, such an act may constitute the taking of property and require reimbursement to the public utility for its loss. If a public agency were to file an eminent domain lawsuit against us, we would incur substantial attorney's fees, consultant and expert fees, and other costs in considering a challenge to the right to take our utility property and/or its valuation for just compensation, as well as such fees and costs in any subsequent litigation if necessary. If the public agency prevailed and acquired our utility property, we would be entitled to just compensation for our loss, but we would no longer have access to the condemned property or water system. Neither would we be entitled to any portion of revenue generated from the use of such asset going forward.

The Ongoing COVID-19 Pandemic May Adversely Affect Our Operations

Although the COVID-19 pandemic did not have a significant impact on our business in 2022, we are unable to accurately predict the full impact that the ongoing COVID-19 pandemic will have on our business, results of operations, financial condition or liquidity due to numerous uncertainties, including the duration and severity of the outbreak, potential resurgence and /or mutations of the virus, and the development, distribution and public acceptance of treatments and vaccines. As an "essential business" during times of emergencies pursuant to the U.S. Critical Infrastructures Protection Act of 2001, we are working to continue to provide water and wastewater services to our two million customers. If we close any of our facilities due to a COVID-19 outbreak or if a critical number of our employees become too ill to work, our business operations could be materially adversely affected in a rapid manner.

General Risk Factors

We depend significantly on the services of the members of our management team, and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our management team. The loss of the services of any member of our management team could have an adverse effect on our business as our management team has knowledge of our industry and customers and would be difficult to replace.

We retain certain risks not covered by our insurance policies.

We evaluate our risks and insurance coverage annually or more frequently if circumstances dictate. Our evaluation considers the costs, risks, and benefits of retaining versus insuring various risks as well as the availability of certain types of insurance coverage. Accordingly, we have determined or may determine to self-insure or to not obtain insurance in certain cases, or insurance may not be available at commercially acceptable terms or at all. Furthermore, we are also affected by increases in prices for insurance coverage; in particular, we have been, and will continue to be, affected by rising health insurance costs. Retained risks are associated with deductible limits, partial self-insurance programs, and insurance policy coverage ceilings. If we suffer an uninsured loss, we may be unable to pass all or any portion of the loss on to customers, because our rates are regulated by regulatory commissions. Consequently, uninsured losses may negatively affect our financial condition, liquidity, and results of operations. There can be no assurance that we will not face uninsured losses pertaining to the risks we have retained.

Our enterprise risk management processes may not be effective in identifying and mitigating the risks to which we are subject, or in reducing the potential for losses in connection with such risks.

Our enterprise risk management processes are designed to minimize or mitigate the risks to which we are subject, as well as any losses stemming from such risks. Although we seek to identify, measure, monitor, report, and control our exposure to such risks, and employ a broad and diversified set of risk monitoring and mitigation techniques in the process, those techniques are inherently limited in their ability to anticipate the existence or development of risks that are currently unknown and unanticipated. The ineffectiveness of our enterprise risk management processes in mitigating the impact of known risks or the emergence of previously unknown or unanticipated risks may result in our incurring losses in the future that could adversely affect our financial condition and results of operations.

The accuracy of our judgments and estimates about financial and accounting matters will affect our operating results and financial condition.

We make certain estimates and judgments in preparing our financial statements regarding, among others:

- the useful life of intangible rights;
- the number of years to depreciate certain assets;
- amounts to set aside for uncollectible accounts receivable, inventory obsolescence and uninsured losses;
- our legal exposure and the appropriate accrual for claims, including medical claims and workers' compensation claims;

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- future costs and assumptions for pensions and other postretirement benefits;

- regulatory recovery of regulatory assets;

- possible tax uncertainties; and

- projected collections of WRAM and MCBA receivables or receivables under subsequent recovery mechanisms, such as MWRAM and ICBA.

The quality and accuracy of those estimates and judgments may have an impact on our operating results and financial condition.

In addition, we must estimate unbilled revenues and costs as of the end of each accounting period. If our estimates are not accurate, we would be required to make an adjustment in a future period. Accounting rules permit us to use expense balancing accounts and memorandum accounts that include cost changes to us that are different from amounts incorporated into the rates approved by the Commissions. These accounts result in expenses and revenues being recognized in periods other than in which they occurred.

We identified a material weakness in our internal control over financial reporting, and, if not remediated effectively, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which could result in loss of investor confidence in the accuracy and completeness of our financial reports and materially adversely affect our results of operations and stock price.

The accuracy of our financial reporting is dependent on the effectiveness of our internal controls. We are required to provide a report from management to our stockholders on our internal control over financial reporting that includes an assessment of the effectiveness of these controls. As disclosed in Part II, Item 9A, management concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to a material weakness in our internal control over the completeness of our accounting for regulatory assets and liabilities, specifically controls over the identification of regulatory filings by the Company during the period that are then reviewed to determine their potential accounting impact. This material weakness has not yet been remediated and remained at the time of the preparation of our financial statements for the year ended December 31, 2022. We can provide no assurance that our remediation plan to address this material weakness, including, but not limited to, revising the design of existing controls and implementing new controls, will be successful.

Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions, and fraud. Because of these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. If we are unable to remediate the material weakness in a timely manner, or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, we could suffer harm to our reputation, incur incremental compliance costs, fail to meet our public reporting requirements on a timely basis, be unable to properly report on our business and our results of operations, or be required to restate our financial statements, which could result in loss of investor confidence in the accuracy and completeness of our financial reports, subject us to litigation or investigations requiring management resources and payment of legal and other expenses, and our results of operations and our stock price could be materially adversely affected.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Our physical properties consist of offices and water facilities to accomplish the production, storage, treatment, and distribution of water. These properties are located in or near the geographic service areas listed above in Item 1, "Business—Geographical Service Areas and Number of Customer Connections at Year-end." Our headquarters, which houses accounting, engineering, information systems, human resources, purchasing, regulatory, water quality, and executive staff, is located in San Jose, California.

The real properties owned are held in fee simple title. Properties owned by Cal Water are subject to the lien of an Indenture of Mortgage and Deed of Trust dated May 11, 2021, June 11, 2019, November 22, 2010, and April 17,

2009 (the California Indenture), securing Cal Water's First Mortgage Bonds, of which $1,050.9 million was outstanding at December 31, 2022. The California Indenture contains certain restrictions common to such types of instruments regarding the disposition of property and includes various covenants and restrictions. At December 31, 2022, our California utility was in compliance with the covenants of the California Indenture.

Cal Water owns 599 wells and operates ten leased wells. There are 416 owned storage tanks with a capacity of 293 million gallons, two leased storage tanks with a capacity of 0.4 million gallons, 16 managed storage tanks with a capacity of 29 million gallons, and three surface water reservoirs with a capacity of 241 million gallons. Cal Water owns and operates six surface water treatment plants with a combined capacity of 46 million gallons per day. There are 6,709 miles of supply and distribution mains in the various owned and managed systems.

In the leased City of Hawthorne and City of Commerce systems or in systems that are operated under contract for municipalities or private companies, title to the various properties is held exclusively by the municipality or private company.

Hawaii Water owns 28 wells, manages two potable wells, and manages five irrigation wells. There are 38 storage tanks with a storage capacity of 35.8 million gallons. There are 246 miles of supply and distribution lines. Hawaii Water operates six wastewater treatment facilities with a combined capacity to process approximately 3.8 million gallons per day. There are 70.1 miles of sewer collection mains including force mains.

Washington Water owns 456 wells and manages 15 wells. There are 196 owned storage tanks with a storage capacity of 21.7 million gallons. There are 706 miles of supply and distribution lines. Washington Water operates one wastewater treatment plant with 1.3 miles of sewer collection mains.

New Mexico Water owns 25 wells. There are 25 storage tanks with a storage capacity of 10.9 million gallons. There are 204 miles of supply and distribution lines. New Mexico operates two wastewater treatment facilities with a combined capacity to process 0.62 million gallons per day. There are eight lift stations and 35 miles of sewer collection mains.

Washington Water has long-term bank loans that are secured primarily by utility plant owned by Washington Water.

Texas Water, through its majority ownership of BVRT, owns and operates four wastewater treatment plants. The plants have a capacity of 638,000 gallons-per-day.

Item 3. *Legal Proceedings.*

Information with respect to this item may be found under the subheading "Commitments and Contingencies" in Note 14 of the Notes to Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Item 4. *Mine Safety Disclosures.*

Not applicable.

Form 10-K

Item 5. *Market for Registrant's Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our common stock is traded on the New York Stock Exchange under the symbol "CWT." At December 31, 2022, there were 55,597,855 common shares outstanding. There were 1,863 common stockholders of record as of February 6, 2023.

During 2022, we paid a cash dividend of $1.0000 per common share, or $0.2500 per quarter. During 2021, we paid a cash dividend of $0.9200 per common share, or $0.2300 per quarter. On January 25, 2023, our Board of Directors declared a quarterly cash dividend of $0.2600 per common share payable on February 17, 2023, to stockholders of record on February 6, 2023. This represents an indicated annual cash dividend of $1.0400, and would be our 56th consecutive year of increasing the annual dividend and marks the 312th consecutive quarterly dividend.

We presently intend to pay quarterly cash dividends in the future consistent with past practices, subject to our earnings and financial condition, restrictions set forth in our debt instruments, regulatory requirements and such other factors as our Board of Directors may deem relevant.

Five-Year Performance Graph

The following performance graph compares the changes in the cumulative shareholder return on California Water Service Group's common stock with the cumulative total return on the Robert W. Baird Water Utility Index (which is comprised of Artisan Resources Corporation, American Water Works, American States Water Company, Essential Utilities, SJW Group, and York Water) and the Standard & Poor's 500 Index during the last five years ended December 31, 2022. The comparison assumes $100 was invested on December 31, 2017, in California Water Service Group's common stock and in each of the forgoing indices and assumes reinvestment of dividends.

Performance Graph Data



The following descriptive data is supplied in accordance with Rule 304(d) of Regulations S-T:

	2017	2018	2019	2020	2021	2022
California Water Service Group	100	105	114	119	158	134
S&P 500	100	96	126	149	192	157
RW Baird Water Utility Index	100	98	131	151	187	153

An initial $100 investment in the common stock of California Water Service Group on December 31, 2017 including reinvestment of dividends would be worth $134 at the end of the 5-year period ending December 31, 2022.

Item 6.

[Removed and reserved.]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following sections include a discussion of results for fiscal 2022 compared to fiscal 2021 as well as certain 2020 results. The comparative results for fiscal 2021 with fiscal 2020 generally have not been included in this Form 10-K, but may be found in "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

Overview

Net Income Attributable to California Water Service Group

In 2022 and 2021, net income attributable to California Water Service Group was $96.0 million and $101.1 million, respectively. Earnings per diluted common share decreased $0.19 from $1.96 to $1.77 or 9.7% in 2022. The $5.1 million decrease in net income attributable to California Water Service Group was driven primarily by an $11.0 million decrease in unrealized gain on non-qualified benefit plan investments and an increase of $1.1 million of financing costs.

Additionally, operating expenses increased $54.6 million, driven primarily by increases in water production costs of $7.8 million, administrative and general expenses of $6.0 million, other operations expenses of $29.8 million, maintenance expenses of $2.1 million, depreciation and amortization expense of $5.9 million, income taxes of $0.5 million, and property and other taxes of $2.6 million. These operating expense increases were offset by an increase in operating revenue of $55.5 million, driven primarily by rate increases of $34.5 million, changes in deferred revenue of $16.5 million and an accrued unbilled revenue increase of $1.7 million. Additionally, we had a $2.7 million gain from Company-owned life insurance.

We consider changes in unrealized gains on non-qualified benefit plan investments, proceeds from company-owned life insurance, and accrued unbilled revenue as factors outside the company's immediate control. Seasonal weather patterns and the number of unbilled days have typically been the primary influences of accrued unbilled revenue.

We continue to seek rate relief to recover our operating cost increases and receive reasonable returns on invested capital. We expect to fund our long-term capital needs through a combination of debt, common stock offerings, and cash flow from operations.

COVID-19

During 2021, 2022, and through March 1, 2023, the COVID-19 pandemic did not have a significant impact on our business or operations. We have resumed shutoffs for non-payment in all of our regulated utilities, which we had paused from March 2020 through June 2022 in light of the pandemic.

If we need to close any of our facilities due to outbreaks of COVID-19 or if a critical number of our employees become too ill to work, our business operations could be materially adversely affected in a rapid manner. Company employees have returned to the office full-time. We seek to be vigilant for employee and customer safety, we seek to encourage and incentivize vaccination, and our employees are required to follow local masking rules as applicable. The impact of the COVID-19 pandemic is fluid and continues to evolve, and therefore, we cannot predict the extent to which our business, results of operations, financial condition or liquidity will ultimately be impacted.

California Water and Wastewater Arrearages Payment Program

The California Water and Wastewater Arrearages Payment Program was created by the California Legislature to be administered by the State Water Resources Control Board (Water Board) in order to provide relief to community water and wastewater systems for unpaid bills (arrearages) related to the COVID-19 pandemic. The Legislature allocated $985 million in American Rescue Plan Act of 2021 funds to pay down residential and commercial arrearages accrued between March 4, 2020 and June 14, 2021. In response to the Water Board's survey, Cal Water reported $20.8 million in eligible customer arrearages and program administrative costs. Cal Water received 100% of the requested amount from the program in January 2022. Cal Water applied $17.2 million of these funds to identified past due customer balances during the first quarter of 2022 and returned the remaining balance.

Critical Accounting Policies and Estimates

We maintain our accounting records in accordance with accounting principles generally accepted in the United States of America and as directed by the Commissions to which our operations are subject. The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on historic experience and an understanding of current facts and circumstances. A summary of our significant accounting policies is listed in Note 2 of the Notes to Consolidated Financial Statements. The following sections describe those policies where the level of subjectivity, judgment, and variability of estimates could have a material impact on the financial condition, operating performance, and cash flows of the business.

Revenue Recognition

Revenue from contracts with customers

The Company principally generates operating revenue from contracts with customers by providing regulated water and wastewater services at tariff-rates authorized by the Commissions in the states in which they operate and non-regulated water and wastewater services at rates authorized by contracts with government agencies. Revenue from contracts with customers reflects amounts billed for the volume of consumption at authorized per unit rates, for a service charge, and for other authorized charges.

The Company satisfies its performance obligation to provide water and wastewater services over time as services are rendered. The Company applies the invoice practical expedient and recognizes revenue from contracts with customers in the amount for which the Company has a right to invoice. The Company has a right to invoice for the volume of consumption, for the service charge, and for other authorized charges. The measurement of sales to customers is generally based on the reading of their meters, which occurs on a systematic basis throughout the month.

Contract terms are generally short-term and at will by customers and, as a result, no separate financing component is recognized for the Company's collections from customers, which generally require payment within 30 days of billing. The Company applies judgment, based principally on historical payment experience, in estimating its customers' ability to pay.

Certain customers are not billed for volumetric consumption, but are instead billed a flat rate at the beginning of each monthly service period. The amount billed is initially deferred and subsequently recognized over the monthly service period, as the performance obligation is satisfied. The deferred revenue balance or contract liability, which is included in "other accrued liabilities" on the consolidated balance sheets, is inconsequential.

Regulatory balancing account revenue

The Company's ability to recover revenue requirements authorized by the CPUC in its triennial GRC has been decoupled from the volume of the sales through 2022. Regulatory balancing account revenue is revenue related to rate mechanisms authorized in California by the CPUC, which allow the Company to recover the authorized revenue and are not considered contracts with customers. These mechanisms include the following:

The Water Revenue Adjustment Mechanism (WRAM) has allowed the Company to recognize the adopted level of volumetric revenues. The variance between adopted volumetric revenues and actual billed volumetric revenues for metered accounts is recorded as regulatory balancing account revenue.

Cost-recovery rates, such as the Modified Cost Balancing Account (MCBA), Conservation Balancing Account (CEBA), Pension Cost Balancing Account (PCBA), and Health Cost Balancing Account (HCBA), provide for recovery of the adopted levels of expenses for purchased water, purchased power, pump taxes, water conservation program costs, pension, and health care. Variances between adopted and actual costs are recorded as regulatory balancing account revenue.

Each district's WRAM and MCBA regulatory assets and liabilities are allowed to be netted against one another. The Company recognizes regulatory balancing account revenues that have been authorized for rate recovery, are objectively determinable and probable of recovery, and are expected to be collected within 24 months. To the extent that regulatory balancing account revenue is estimated to be collectible beyond 24 months, recognition is deferred.

The CPUC issued a decision effective August 27, 2020 requiring that Class A companies submitting GRC filings after the effective date be (i) precluded from proposing the use of a full decoupling WRAM in their next GRCs and (ii) allowed the use of MWRAM. In addition, the CPUC's decision allowed for ICBAs, which are authorized by state statute, to replace the MCBA. The MWRAM tracks the difference between the revenue received for actual metered sales through the tiered volumetric rate and the revenue that would have been received with the same actual metered sales if a uniform rate would have been in effect. The ICBA tracks differences between the authorized per-unit prices of water production costs and actual per-unit prices of water production costs. Cal Water complied with this decision in its 2021 GRC Filing and expects these replacement mechanisms to be in effect for 2023.

In September 2020, Cal Water filed an Application for Rehearing at the CPUC seeking to reverse the August 27, 2020 CPUC decision. While a decision was pending on the Application for Rehearing, Cal Water along with four other Class A California water utilities filed Petitions for a Writ of Review with the California Supreme Court (Court) on or about October 27, 2021. In September 2021, the CPUC denied the Application for Rehearing. On May 18, 2022, the Court issued writs granting review and ordered the CPUC and other filing parties to submit additional pleadings to the Court. The final pleadings were submitted on January 13, 2023. Cal Water anticipates that the Court will schedule an oral argument before it begins deliberations and issues its decision.

Regulated Utility Accounting

Because we operate almost exclusively in a regulated business, we are subject to the accounting standards for regulated utilities. The Commissions in the states in which we operate establish rates that are designed to permit the recovery of the cost of service and a return on investment. We capitalize and record regulatory assets for costs that would otherwise be charged to expense if it is probable that the incurred costs will be recovered in future rates. Regulatory assets are amortized over the future periods that the costs are expected to be recovered. If costs expected to be incurred in the future are currently being recovered through rates, we record those expected future costs as regulatory liabilities. In addition, we record regulatory liabilities when it is probable the Commissions will require a refund to be made to our customers over future periods.

Determining probability requires significant judgment by management and includes, but is not limited to, consideration of testimony presented in regulatory hearings, proposed regulatory decisions, final regulatory orders, and the strength or status of applications for rehearing or state court appeals.

If we determine that a portion of our assets used in utility operations is not recoverable in customer rates, we would be required to recognize the loss of the assets disallowed.

Income Taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities at enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on the deferred tax assets and liabilities of a change in tax rate in the period that includes the enactment date. We also assess the likelihood that deferred tax assets will be recovered in future taxable income and, to the extent recovery is not probable, a valuation allowance would be recorded.

We anticipate that future rate actions by the regulatory commissions will reflect revenue requirements for the tax effects of temporary differences recognized, which have previously been passed through to customers. The regulatory commissions have granted the Company permission to reflect the normalization of the tax benefits of the federal accelerated methods and available Investment Tax Credits (ITCs) for all assets placed in service after 1980. ITCs are deferred and amortized over the lives of the related properties for book purposes. The CPUC requires flow through accounting for state deferred taxes.

On December 22, 2017, the U.S. government enacted expansive tax legislation commonly referred to as the TCJA. Among other provisions, the TCJA reduces the federal income tax rate from 35 percent to 21 percent beginning on January 1, 2018 and eliminated bonus depreciation for utilities. The TCJA required the Company to re-measure all existing deferred income tax assets and liabilities to reflect the reduction in the federal tax rate.

As of December 31, 2022, the TCJA refund liability was $108.4 million. We continue working with other state regulators to finalize the refund to confirm compliance with federal normalization rules.

Pension and Postretirement Benefits Other Than Pensions (PBOP)

We incur costs associated with our pension and PBOP plans. To measure the expense of these benefits, our management must estimate compensation increases, mortality rates, future health cost increases and discount rates used to value related liabilities and to determine appropriate funding. Different estimates used by our management could result in significant variances in the cost recognized for pension and PBOP plans. The estimates used are based on historical experience, current facts, future expectations, and recommendations from independent advisors and actuaries. We use an investment advisor to provide advice in managing the plan's investments. We anticipate any increases in funding for the pension benefits plans will be recovered in future rate filings, thereby mitigating the financial impact. We believe it is probable that future costs will be recovered in future rates and therefore have recorded a regulatory asset in accordance with generally accepted accounting principles. Changes to the pension benefits actuarial assumptions can significantly affect pension costs, regulatory assets, and liabilities.

The following table reflects the sensitivity of pension amounts reported for the year ended December 31, 2022, to changes in actuarial assumptions:

	Increase/(Decrease) in Pension Benefits Actuarial Assumption	Increase/(Decrease) in 2022 Net Periodic Benefit Cost	Increase/(Decrease) in Projected Benefit Obligation as of December 31, 2022
		Dollars in thousands	
Discount rate	(0.5)%	$ 7,170	$ 58,827
Long-term rate of return on plan assets	(0.5)%	3,580	—
Rate of compensation increases	(0.5)%	(3,441)	(15,131)
Cost of living adjustment(1)	(0.25)%	(2,248)	(14,943)
Discount rate	0.5%	(6,500)	(51,972)
Long-term rate of return on plan assets	0.5%	(3,580)	—
Rate of compensation increases	0.5%	3,617	15,843
Cost of living adjustment	0.5%	6,947	39,720

(1)   The cost of living adjustment was assumed at 2.25% and has a floor of 2.0%.

Results of Operations

Operating Revenue

Operating revenue in 2022 was $846.4 million, an increase of $55.5 million, or 7.0%, over 2021. Operating revenue in 2021 was $790.9 million, a decrease of $3.4 million, or 0.4%, over 2020. The sources of changes in operating revenue were:

	2022	2021
	Dollars in millions	
Net change due to WRAM, service charges, usage, and other(1)	$ 48.9	$ 29.7
MCBA revenue(2)	(11.2)	(7.9)
Other balancing account revenue(3)	1.3	(13.5)
Deferral of revenue(4)	16.5	(11.7)
Net change	$ 55.5	$ (3.4)

(1) In 2022, the net change due to WRAM, service charges, usage, and other in the above table was mainly driven by rate increases (the components of which are set forth in the table in Rates and Regulation section below), a $5.8 million increase in Hawaii Water due to an increase in customer usage, a $1.7 million increase in accrued unbilled revenue, and a $1.3 million increase in New Mexico Water due to the acquisition of the Morningstar water system, which added approximately 2000 customer connections.

(2) MCBA revenue is the variance between adopted water production costs and actual water production costs. In 2022, we recognized a reduction to MCBA revenue of $7.4 million as compared to an MCBA increase to revenue $3.8 million in 2021. The MCBA revenue decrease of $11.2 million in 2022 as compared to 2021 resulted from a decrease in actual water production costs relative to adopted water production costs due to a 5.9% decrease in purchased water production. Purchased water production decreased due to the drought in California, which reduced customer usage. As required by the MCBA mechanism, the decrease in actual water production costs relative to adopted water production costs in California also decreased operating revenue for the same amount.

(3) The other balancing account revenue consists of the pension, conservation, and health care balancing account revenues. Pension and conservation balancing account revenues are the differences between actual expenses and adopted rate recovery. Health care balancing account revenue is 85% of the difference between actual health care expenses and adopted rate recovery. In 2022, we recognized a reduction to revenue of $4.8 million for these balancing accounts as compared to a net $6.1 million of revenue in 2021. The increase in revenue was mainly due to an increase in actual conservation and health care expenses relative to adopted in 2022 as compared to 2021, which was partially offset by a decrease in actual pension expenses relative to adopted in 2022 as compared to 2021.

(4) The deferral of revenue consists of amounts that are expected to be collected from customers beyond 24 months following the end of the accounting period in which these revenues were recorded. The deferral decreased in 2022 as compared to 2021 due to a decrease in the balancing account revenue expected to be collected beyond 24 months.

Water Production Expenses

Water production expenses, which consist of purchased water, purchased power, and pump taxes, comprise the largest segment of total operating expenses. Water production costs accounted for 39.7% and 41.8%, of total operating costs in 2022 and 2021, respectively. The rates charged for wholesale water supplies, electricity, and pump taxes are established by various public agencies. As such, these rates are beyond our control.

Form 10-K

The table below provides the change in water production expenses during the past 2 years:

	2022			2021		
	Amount	Change	% Change	Amount	Change	% Change
			Dollars in millions			
Purchased water	$224.5	$(0.5)	(0.2)%	$225.0	$(5.1)	(2.2)%
Purchased power	44.6	7.5	20.2%	37.1	3.1	9.1%
Pump taxes	16.2	0.9	5.9%	15.3	2.7	21.4%
Total water production expenses	$285.3	$ 7.9	2.8%	$277.4	$ 0.7	4.5%

The principal factors affecting water production expenses are the quantity, price, and source of the water. Generally, water pumped from wells costs less than water purchased from wholesale suppliers.

The table below provides the amounts, percentage change, and source mix for the respective years:

	2022			2021		
	MG	% of Total	% change from prior year	MG	% of Total	% change from prior year
			Millions of gallons (MG)			
Source:						
Wells	52,534	49.1%	—	52,520	47.5%	6.9%
Purchased	50,473	47.2%	(5.9)%	53,620	48.5%	(4.2)%
Surface	3,938	3.7%	(10.1)%	4,379	4.0%	(22.9)%
Total	106,945	100.0%	(3.2)%	110,519	100.0%	(0.2)%

Purchased water expenses are affected by changes in quantities purchased, supplier prices, and cost differences between wholesale suppliers. The MCBA mechanism is designed to recover all incurred purchased water expenses.

For 2022, the $0.5 million decrease in purchased water expenses is due to a 5.9% decrease in purchased quantities offset by an overall blended water wholesaler rate increase of 6.0%.

Purchased power expenses are affected by the quantity of water pumped from wells and moved through the distribution system, rates charged by electric utility companies, and rate structures applied to usage during peak and non-peak times of the day or season. In 2022, purchased power expenses increased $7.5 million mainly due to an increase in rates from our power providers.

Changes in climate change regulations could increase the cost of power that in turn would result in an increase in the rates our power suppliers charge us. Any change in pricing of our purchased power expenses in California would be recovered from our customers through the MCBA mechanism. Any change in power costs in other states would be requested to be recovered by the customers in those states. The impact of such regulations is dependent upon the enacted date, the factors that affect our suppliers' cost structure, and their ability to pass the costs to us in their approved tariffs. These items are not known at this time.

Administrative and General Expenses

Administrative and general expenses include payroll related to administrative and general functions, all employee benefits charged to expense accounts, insurance expenses, legal fees, expenses associated with being a public company, and general corporate expenses.

For 2022, administrative and general expense increased $6.0 million, or 4.8%, as compared to 2021. The increase was mainly due to increases in outside consulting service costs of $1.8 million, employee and retiree medical costs of $1.7 million, travel costs of $1.3 million, legal costs of $1.1 million, and training and seminars costs of $0.7 million. These cost increases were partially offset by a $0.9 million decrease in employee pension benefit costs. Changes in employee pension benefits and employee and retiree medical costs for regulated California operations generally do not affect net income attributable to California Water Service Group, as we have been allowed by the CPUC to record these costs in balancing accounts for future recovery, creating a corresponding change to revenue.

Other Operations Expenses

The components of other operations expenses include payroll, material and supplies, and contract service costs of operating the regulated water systems, including the costs associated with water transmission and distribution, pumping, water quality, meter reading, billing, operations of district offices, and water conservation programs.

For 2022, other operations expense increased $29.8 million, or 34.5%, compared to 2021. The increase was primarily due to increases of $13.3 million in expenses associated with the deferral of operating revenue, $5.0 million in conservation program costs, $3.2 million in credit loss, $1.5 million in water and waste water treatment costs, $1.2 million in employee wages, $1.1 million in customer accounts expenses, $1.0 million in waste water system operating costs, $1.0 million in district office maintenance and landscaping costs, $0.6 million in transportation costs, and $0.6 million in property loss. Changes in conservation program costs for regulated California operations generally do not affect net income attributable to California Water Service Group, as we have been allowed by the CPUC to record these costs in balancing accounts for future recovery, creating a corresponding change to revenue.

Maintenance

For 2022, maintenance expenses increased $2.1 million, or 7.2%, as compared to 2021 due to increases in costs for repairs of pumping equipment, labor costs in maintaining the water systems, cost for repairs of reservoirs and tanks, as well as amortization of tank coating projects in accordance with CPUC orders, and transportation costs.

Depreciation and Amortization

During 2022, depreciation and amortization increased $5.9 million, or 5.4%, as compared to 2021 primarily due to utility plant placed in service in 2021.

Income Taxes

During 2022, income taxes increased $0.5 million, or 16.3%, to $3.3 million as compared to 2021. The increase in income tax expense was mostly due to a $5.5 million decrease in customer refunds of excess deferred federal income taxes in 2022 as compared to 2021, which was partially offset by tax benefits from life insurance proceeds. The Company's effective combined income tax rate for 2022 was 6.2% as compared to 3.9% for 2021.

Property and Other Taxes

For 2022, property and other taxes increased $2.6 million, or 8.0%, as compared to 2021. The increase was mostly due to an increase in our assessed property values for utility plant placed in service during the year.

Other Income and Expenses

For 2022, net other income and expenses decreased $5.5 million, or 31.4% as compared to 2021. The decrease was due primarily to an $11.0 million decrease in the unrealized gain from non-qualified benefit plan investments due to market conditions and a $1.4 million increase in new business and community outreach program expenses. The decreases were partially offset by a $4.6 million decrease in other components of net periodic benefit costs, a $2.7 million gain on Company-owned life insurance, and a $0.9 million increase in allowance for funds used during construction. Changes in other components of net periodic benefit costs for regulated California operations generally do not affect net income attributable to California Water Service Group, as we have been allowed by the CPUC to record these costs in balancing accounts for future recovery, creating a corresponding change to revenue.

Net Interest Expense

For 2022, net interest expense increased $1.1 million, or 2.6%, as compared to 2021. The increase was due primarily to the 2021 issuance of $280.0 million in First Mortgage Bonds to finance new infrastructure investment.

Rates and Regulation

The following is a summary of 2022 rate filings. A description of the "Type of Filing" can be found in the "Item 1—Rates and Regulation" section above. California decisions and resolutions may be found on the CPUC website at www.cpuc.ca.gov.

Type of Filing	Decision/Resolution	Effective Date	Increase (Decrease) Annual Revenue	CA District/ Subsidiary
GRC and Offset Filings				
2022 Expense Offset	AL 2435	Jan 2022	$5.2 million	7 Districts
Cal Water 2022 Escalation Filing	AL 2433	Jan 2022	$21.7 million	19 Districts
2022 Ratebase offset	AL 2443	April 2022	$0.1 million	1 District
2022 Expense Offset	AL 2454	Aug 2022	$12.7 million	4 Districts

The estimated impact of current and prior year rate changes on operating revenues compared to prior years is listed in the following table:

	2022	2021
	Dollars in millions	
General Rate Case (GRC)	$ —	$ 0.1
Escalation rate increases	21.6	8.2
Expense offset (purchased water/pump taxes)	12.6	6.1
Rate base offsets	0.3	5.9
Total rate increases	$34.5	$20.3

Water Supply

Our source of supply varies among our operating districts. Certain districts obtain all of their supply from wells; some districts purchase all of their supply from wholesale suppliers; and other districts obtain supply from a combination of wells and wholesale suppliers. A small portion of supply comes from surface sources and is processed through Company-owned water treatment plants. To the best of management's knowledge, we are meeting water quality, environmental, and other regulatory standards for all Company-owned systems.

California's normal weather pattern yields little precipitation between mid-spring and mid-fall. The Washington Water service areas receive precipitation in all seasons, with the heaviest amounts during the winter. New Mexico Water's rainfall is heaviest in the summer monsoon season. Hawaii Water receives precipitation throughout the year, with the largest amounts in the winter months. Water usage in all service areas is highest during the warm and dry summers and declines in the cool winter months. Rain and snow during the winter months replenish underground water aquifers and fill reservoirs, providing the water supply for subsequent delivery to customers. Management believes that supply pumped from underground aquifers and purchased from wholesale suppliers will be adequate to meet customer demand during 2023 and thereafter. However, water rationing may be required in future periods, if declared by the state or local jurisdictions. Long-term water supply plans are developed for each of our districts to help assure an adequate water supply under various operating and supply conditions. Some districts have unique challenges in meeting water quality standards, but management believes that supplies will meet current standards using current treatment processes.

Liquidity and Capital Resources

Cash flow from Operations

During 2022, we generated cash flow from operations of $243.8 million, compared to $231.7 million during 2021. The increase in 2022 was primarily due to the net receipt of $17.2 million from the Water Arrearages Payment Program and a decrease in the funding for pension and other post-retirement benefits in 2022.

The water business is seasonal. Billed revenue is lower in the cool, wet winter months when less water is used compared to the warm, dry summer months when water use is the highest. This seasonality results in the possible need for short-term borrowings under the bank lines of credit in the event cash is not sufficient to cover operating costs during the winter period. The increase in cash flow during the summer allows for a pay down of short-term borrowings. Customer water usage can be lower than normal in years when more than normal precipitation falls in our service areas or temperatures are lower than normal, especially in the summer months. The reduction in water usage reduces cash flow from operations and increases the need for short-term bank borrowings. Aged accounts receivable past due more than 60 days decreased from $26.2 million as of December 31, 2021 to $17.6 million as of December 31, 2022 mostly due to net receipt of $17.2 million of Water Arrearages Payment Program funds. Additionally, Cal Water has implemented interest and penalty-free payment plans or extensions, subject to certain terms and conditions, to help customers pay water bills after June 15, 2022.

Investing Activities

During 2022 and 2021 we used $327.8 million and $293.2 million, respectively, of cash for capital expenditures, both Company-funded and developer-funded. Cash used in investing activities fluctuates each year largely due to the availability of construction resources and our ability to obtain construction permits in a timely manner.

Financing Activities

During 2022, we borrowed $150.0 million, and paid down $115.0 million on our unsecured revolving credit facilities for general corporate purposes. We also received $25.8 million of advances and contributions in aid of construction, which was reduced by refunds to developers of $9.5 million. We paid $5.4 million for matured First Mortgage Bonds and other long-term debt obligations. In addition, we issued $106.7 million of Company common stock through our at-the-market equity plan and our employee stock purchase plan.

On March 29, 2019, the Company and Cal Water entered into certain syndicated credit agreements, which provide for unsecured revolving credit facilities of up to an initial aggregate amount of $550.0 million for a term of five years. The revolving credit facilities amend, expand, and replace the Company's and its subsidiaries' prior credit facilities originally entered into on May 10, 2015. The new credit facilities extended the terms until March 29, 2024, and increased Cal Water's unsecured revolving line of credit. The Company and subsidiaries that it designates may borrow up to $150.0 million under the Company's revolving credit facility. Cal Water may borrow up to $400.0 million under its revolving credit facility. All borrowings must be repaid within 24 months unless a different period is required or authorized by the CPUC. Additionally, the credit facilities may be increased by up to an incremental $150.0 million under the Cal Water facility and $50.0 million under the Company facility, subject in each case to certain conditions. The proceeds from the revolving credit facilities may be used for working capital purposes. Borrowings under the credit facilities typically have maturities varying between one and nine months and will bear interest annually at a rate equal to (i) the base rate or (ii) the Eurodollar rate, plus an applicable margin of 0.650% to 0.875%, depending on the Company and its subsidiaries' consolidated total capitalization ratio.

The under-collected net WRAM and MCBA receivable balances were $104.7 million and $72.8 million as of December 31, 2022 and 2021, respectively. The increase of $31.9 million from December 31, 2021 to December 31, 2022 was primarily due to lower than adopted customer usage. The under-collected net WRAM and MCBA receivable balances were primarily financed by Cal Water with short-term and long-term financing arrangements to meet operational cash requirements. Interest on the under-collected net WRAM and MCBA receivable balances, the interest recoverable from customers, is limited to the current 90-day commercial paper rate, which is significantly lower than Cal Water's short and long-term financing rates.

At the January 2023 meeting, the Board of Directors declared the quarterly dividend, increasing it for the 56th consecutive year. The quarterly dividend was raised from $0.25 to $0.26 per common share. This represents an indicated annual rate of $1.04 per common share. Dividends have been paid for 77 consecutive years. The annual dividends paid per common share in 2022, 2021, and 2020 were $1.00, $0.92, and $0.85, respectively. Earnings not paid as dividends are reinvested in the business for the benefit of stockholders. The dividend payout ratio was 56.5% in 2022, 46.9% in 2021, and 43.1% in 2020 for an average of 48.8% over the 3-year period. Our long-term targeted dividend payout ratio is 60%.

Short-Term Financing

Short-term liquidity is provided by the bank lines of credit described above and by internally generated funds. As of December 31, 2022, there were borrowings of $70.0 million outstanding on our unsecured revolving lines of credit, compared to $35.0 million outstanding on our unsecured revolving lines of credit as of December 31, 2021.

Given our ability to access our lines of credit on a daily basis, cash balances are managed to levels required for daily cash needs and excess cash is invested in short-term or cash equivalent instruments. Minimal operating levels of cash are maintained for Washington Water, New Mexico Water, Hawaii Water, and Texas Water.

The Company and certain designated subsidiaries may borrow up to $150.0 million under its credit facility. Cal Water may borrow up to $400.0 million under its credit facility; however, all borrowings currently need to be repaid within 24 months unless otherwise authorized by the CPUC.

Both credit agreements contain affirmative and negative covenants and events of default customary for credit facilities of this type including, among other things, limitations, and prohibitions relating to additional indebtedness, liens, mergers, and asset sales. In addition, these unsecured credit agreements contain financial covenants governing the Company and its subsidiaries' "consolidated total capitalization ratio" not to exceed 66.7% and "interest coverage ratio" of three or more (each as defined in the respective credit agreements). As of December 31, 2022, our consolidated total capitalization ratio was 52.4% and the interest coverage ratio was greater than five. In summary, as of such date, we met all of the covenant requirements and were eligible to use the full amounts of these credit agreements.

Long-Term Financing

Long-term financing is accomplished using both debt and equity. Cal Water was authorized to issue $700.0 million of debt and common stock to finance capital projects and operations by a CPUC decision dated November 5, 2020. In addition, the decision retained approximately $94.0 million of prior financing authority and determined that refinancing long-term debt did not count against the authorization. The CPUC requires that any loans from Cal Water to the Company be at arm's length. This restriction did not materially affect the Company's ability to meet its cash obligations in 2022. Management does not expect this restriction to have a material impact on the Company's ability to meet its cash obligations in 2023 and beyond.

On May 11, 2021, Cal Water issued $280.0 million of First Mortgage Bonds (see Note 8) in a private placement. Cal Water used the net proceeds from the sale of the Bonds to refinance existing indebtedness and for general corporate purposes. Long-term financing, which includes First Mortgage Bonds, senior notes, other debt securities, and common stock, has typically been used to replace short-term borrowings and fund capital expenditures. Internally generated funds, after making dividend payments, provide positive cash flow, but have not been at a level to meet the needs of our capital expenditure requirements. Management expects this trend to continue given our capital expenditures plan for the next five years. Some capital expenditures are funded by payments received from developers for contributions in aid of construction or advances for construction. Funds received for contributions in aid of construction are non-refundable, whereas funds classified as advances in construction are refundable. Management believes long-term financing is available to meet our cash flow needs through issuances in both debt and equity instruments.

Additional information regarding the bank borrowings and long-term debt is presented in Notes 7 and 8 in the Notes to Consolidated Financial Statements.

Equity Issuance

On April 29, 2022, we entered into an equity distribution agreement to sell shares of our common stock having an aggregate gross sales price of up to $350.0 million from time to time depending on market conditions through an at-the-market equity program over the next three years. We intend to use the net proceeds from these sales, after deducting commissions on such sales and offering expenses, for general corporate purposes, which may include working capital, construction and acquisition expenditures, investments and repurchases, and redemptions of securities. Additional information regarding this program is presented in Note 6 of the Notes to Consolidated Financial Statements.

Summarized Financial Information for Guarantors and the Issuer of Guaranteed Securities.

On April 17, 2009, Cal Water (Issuer) issued $100.0 million aggregate principal amount of 5.500% First Mortgage Bonds due 2040, all of which are fully and unconditionally guaranteed by the Company (Guarantor). Certain subsidiaries of the Company do not guarantee the security and are referred to as Non-guarantors. The Guarantor fully, absolutely, irrevocably and unconditionally guarantees the due and punctual payment when due, whether at stated maturity, by acceleration, by notice of prepayment or otherwise, of the principal of, premium, if any, and interest on the bonds. The bonds rank equally among Cal Water's other first mortgage bonds.

The following tables present summarized financial information of the Issuer subsidiary and the Guarantor. The information presented below excludes eliminations necessary to arrive at the information on a consolidated basis. In presenting the summarized financial statements, the equity method of accounting has been applied to the Guarantor interests in the Issuer. The summarized information excludes financial information of the Non-issuers, including earnings from and investments in these entities.

Summarized Statement of Operations

(in thousands)	2022		2021	
	Issuer	Guarantor	Issuer	Guarantor
Net sales	$775,382	$ —	$727,149	$ —
Gross profit	$506,890	$ —	$462,301	$ —
Income from operations	$124,464	$ 363	$121,231	$ 181
Equity in earnings of guarantor	$ —	$94,339	$ —	$ 99,912
Net income	$ 92,769	$95,263	$ 94,313	$100,979

Summarized Balance Sheet Information

(in thousands)	As of December 31, 2022		As of December 31, 2021	
	Issuer	Guarantor	Issuer	Guarantor
Current assets	$ 208,962	$ 31,913	$ 251,573	$ 20,077
Intercompany receivable from non-guarantor & non-issuer subsidiaries	3,339	34,100	3,810	31,449
Other assets	450,668	1,080,720	431,137	991,173
Long-term intercompany receivable from non-issuer subsidiaries	—	37,869	—	34,216
Net utility plant	2,805,242	—	2,625,092	24
Total assets	$3,468,211	$1,184,602	$3,311,612	$1,076,939
Current liabilities	$ 242,538	$ 35,260	$ 227,276	$ 35,019
Intercompany payable to non-issuer subsidiaries	562	—	361	—
Long-term debt	1,051,994	—	1,055,538	—
Other liabilities	1,098,378	2,485	1,046,647	2,146
Total Liabilities	$2,393,472	$ 37,745	$2,329,822	$ 37,165

Off-Balance Sheet Arrangements

We do not have commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements, or capital resources even when the arrangement results in no obligation being reported in our consolidated balance sheets.

Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. Changes in our business needs, cancellation provisions and changes

Form 10-K

in interest rates, as well as action by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table below.

The following table summarizes our contractual obligations as of December 31, 2022. We generally expect to satisfy these commitments with cash on hand and cash provided by operating activities.

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt(a)	$1,055,680	$ 1,283	$ 70,730	$ 690	$ 982,977
Interest payments	986,544	44,177	88,244	81,989	772,134
Advances for construction	199,832	8,897	16,788	14,535	159,612
Pension and postretirement benefits(b)	355,688	24,506	56,113	65,734	209,335
Finance lease obligations(c)	5,632	2,747	2,180	705	—
Operating lease obligations	17,610	2,433	3,887	3,110	8,180
Water supply contracts(d)	682,199	57,705	70,900	70,908	482,686
Total contractual obligations	$3,303,185	$141,748	$308,842	$237,671	$2,614,924

(a) Long-term debt payments include annual sinking fund payments on First Mortgage Bonds, maturities of long-term debt, and annual payments on other long-term obligations, exclusive of unamortized debt issuance costs of $5.1 million.

(b) Pension and postretirement benefits include $2.6 million of short-term pension obligations.

(c) Finance lease obligations represent total cash payments to be made in the future and includes interest expense of $0.4 million.

(d) Estimated annual contractual obligations are based on the same payment levels as 2022. Includes $22.2 million of commitments to GBRA in 2023.

For pension and postretirement benefits other than pensions obligations, see Note 11 of the Notes to the Consolidated Financial Statements.

Advances for construction represent annual contract refunds to developers for the cost of water systems paid for by the developers. The contracts are non-interest bearing, and refunds are generally on a straight-line basis over a 40-year period. System and facility leases include obligations associated with leasing water systems and rents for office space.

For finance and operating lease obligations, see Note 14 of the Notes to the Consolidated Financial Statements.

Cal Water has water supply contracts with wholesale suppliers in 13 of its operating districts and for the two leased systems in Hawthorne and Commerce. For each contract, the cost of water is established by the wholesale supplier and is generally beyond our control. The amount paid annually to the wholesale suppliers is charged to purchased water expense on our statements of operations. Most contracts do not require minimum annual payments and vary with the volume of water purchased. For more details related to water supply contracts, see Note 14 of the Notes to the Consolidated Financial Statements.

Capital Requirements

Capital requirements consist primarily of new construction expenditures for expanding and replacing utility plant facilities and the acquisition of water systems. They also include refunds of advances for construction.

Company-funded and developer-funded utility plant expenditures were $327.8 million and $293.2 million in 2022 and 2021, respectively. A majority of capital expenditures was associated with mains and water treatment equipment.

For 2023, our capital program is dependent in part on the timing and nature of regulatory approvals in connection with Cal Water's 2021 GRC Filing. Capital expenditures in California for 2022, excluding developer-funded expenditures, were $277.2 million. Cal Water proposed to the CPUC spending $1.0 billion on water infrastructure investments in 2022-2024. Capital expenditures in California are evaluated in the context of the pending GRC and may change as the case moves forward. We expect our annual capital expenditure to continue to increase during the next five years due to increasing needs to replace and maintain infrastructure.

Management expects there will be developer-funded expenditures in 2023 and expects that these expenditures will be financed by developers through refundable advances for construction and non-refundable contributions in aid of construction. Developers are required to deposit the cost of a water construction project with us prior to our commencing construction work, or the developers may construct the facilities themselves and deed the completed facilities to us. Funds are generally received in advance of incurring costs for these projects. Advances are normally refunded over a 40-year period without interest. Future payments for advances received are listed under contractual obligations above. Because non-Company-funded construction activity is solely at the discretion of developers, we cannot predict the level of future activity. The cash flow impact is expected to be minor due to the structure of the arrangements.

Capital Structure

Total equity was $1,322.4 million at December 31, 2022, compared to $1,171.9 million at December 31, 2021. The Company sold 1,802,063 and 3,286,865 shares of its common stock in 2022 and 2021, respectively through its at-the-market equity program.

Total capitalization, including the current portion of long-term debt, was $2,378.2 million at December 31, 2022 and $2,232.9 million at December 31, 2021. Cal Water repaid $5.4 million of other long-term debt obligations in both 2022 and 2021 for matured First Mortgage Bonds and other long-term debt obligations. In future periods, the Company intends to issue common stock and long-term debt to finance our operations. The capitalization ratios will vary depending upon the method we choose to finance our operations.

At December 31, capitalization ratios were:

	2022	2021
Equity	55.6%	52.5%
Long-term debt	44.4%	47.5%

The return (from both regulated and non-regulated operations) on average equity was 7.7% in 2022 compared to 9.7% in 2021. Cal Water does not include construction work in progress in its regulated rate base; instead, Cal Water was authorized to record AFUDC on construction work in progress, effective January 1, 2017. Construction work in progress for Cal Water was $219.2 million at December 31, 2022 and $200.7 million at December 31, 2021.

Acquisitions

There were no significant acquisitions in 2022, and refer to "Note 15—Acquisitions" for 2021 acquisition activity.

Real Estate Program

We own real estate. From time to time, certain parcels are deemed no longer used or useful for water utility operations. Most surplus properties have a low cost basis. We developed a program to realize the value of certain surplus properties through sale or lease of those properties. The program will be ongoing for a period of several years. There were no significant sales in 2022 and 2021. As sales are dependent on real estate market conditions, future sales, if any, may or may not be at prior year levels.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We do not participate in hedge arrangements, such as forward contracts, swap agreements, options, or other contractual agreements to mitigate the impact of market fluctuations on our assets, liabilities, production, or contractual commitments. We operate only in the United States and, therefore, are not subject to foreign currency exchange rate risks.

Form 10-K

Interest Rate Risk

We are subject to interest rate risk, although this risk is lessened because we operate in a regulated industry. If interest rates were to increase, management believes customer rates would increase accordingly, subject to Commission approval in future GRC filings. The majority of our debt is long-term at a fixed rate. Interest rate risk does exist on short-term borrowings within our credit facilities, as these interest rates are variable. We also have interest rate risk on new financing, as higher interest cost may occur on new debt if interest rates increase.

Over the next 12 months, approximately $3.3 million of the $1,055.8 million of existing long-term debt instruments are expected to mature. Applying a hypothetical 10 percent increase in the rate of interest charged on those borrowings would not have a material effect on our earnings.

Item 8.   *Financial Statements and Supplementary Data.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of California Water Service Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of California Water Service Group and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified by management and included in management's assessment: the Company did not design and maintain effective internal controls over the completeness of its accounting for regulatory assets and liabilities, specifically controls over the identification of regulatory filings by the Company during the period that are then reviewed to determine their potential accounting impact. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2022, of the Company, and this report does not affect our report on such financial statements.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impact of Rate Regulation on the Financial Statements—Refer to Note 2 and 4 to the financial statements

Critical Audit Matter Description

The Company is subject to rate regulation by the California Public Utilities Commission ("the Commission"), which has jurisdiction with respect to the rates of water and wastewater service companies in California. Management has determined it meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as utility plant; regulatory assets and liabilities; operating revenue; operating expenses; and depreciation expense.

The Commission establishes rates that are designed to permit the recovery of the cost of service and a return on investment. The Company's rates are subject to regulatory rate-setting processes including a General Rate Case proceeding. The Company capitalizes and records regulatory assets for costs that would otherwise be charged to expense if it is probable that the incurred costs will be recovered in future rates. If costs expected to be incurred in the future are currently being recovered through rates, the Company records those expected future costs as regulatory liabilities. In addition, the Company records a regulatory liability when it is probable the Commission will require a refund to be made to customers over future periods. Determining probability requires significant judgment by management and includes, but is not limited to, consideration of testimony presented in regulatory hearings, proposed regulatory decisions, final regulatory orders, and the strength or status of applications for rehearing or state court appeals. If the Company determines that a portion of the assets used in utility operations are not recoverable in customer rates, the Company would be required to recognize the loss of the assets disallowed.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments that underlie the Company's regulatory account balances and disclosures and the high degree of subjectivity involved in assessing the impact of regulatory decisions on the financial statements. Management judgments include interpreting the intent of the Commission's decisions when appropriately measuring related regulatory assets or liabilities and assessing the probability of (1) recovery in future rates of incurred costs and (2) the requirement to refund to customers amounts collected prior to costs being incurred or subject to refund. Given that management's accounting judgements are based on assumptions about the outcome of future regulatory decisions and interpretation of new or revised regulatory decisions, auditing these judgments required specialized knowledge of accounting for rate regulation and the rate setting process due to its inherent complexities and pervasive impact on the financial statements.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the interpretation of new or revised regulatory decisions, and the uncertainty of future regulatory hearings, proposed regulatory decisions, final regulatory orders, and the strength or status of applications for rehearing or state court appeals included the following, among others:

- We tested the effectiveness of management's controls over the determination of regulatory assets or liabilities and the evaluation of the likelihood of (1) the recovery in future rates of costs incurred as property, plant, and equipment and deferred as regulatory assets, and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities.

- We read relevant regulatory orders issued by the Commission for the Company, procedural filings, filings made by interveners, and other publicly available information to evaluate management's interpretation of the accounting impacts of any new or revised regulatory decisions and their impact on measuring related regulatory assets and liabilities. We evaluated the external information and compared it to management's recorded regulatory asset and liability balances for completeness.

- We obtained supporting documentation (such as letters or memorandums) from management and interpretations from external counsel as appropriate, regarding probability of recovery for regulatory assets or refunds to customers for regulatory liabilities not yet addressed in a regulatory order to assess management's assertion that amounts are probable of recovery or refund.

- For regulatory matters in process, we inspected the Company's filings with the Commission and the filings with the Commission by intervenors, if applicable, that may impact the Company's future rates, for any evidence that might contradict management's assertions.

- We evaluated management's assumptions and methodologies used in measuring regulatory assets and liabilities for compliance with the related orders.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 1, 2023

We have served as the Company's auditor since 2008.

CALIFORNIA WATER SERVICE GROUP

Consolidated Balance Sheets

	December 31,	
	2022	**2021**
	(In thousands, except per share data)	
ASSETS		
Utility plant:		
Land	$ 45,861	$ 45,047
Depreciable plant and equipment	4,215,619	3,899,629
Construction work in progress	247,013	222,713
Intangible assets	27,779	29,955
Total utility plant	4,536,272	4,197,344
Less accumulated depreciation and amortization	(1,477,402)	(1,350,482)
Net utility plant	3,058,870	2,846,862
Current assets:		
Cash and cash equivalents	62,100	78,380
Restricted cash	22,925	2,273
Receivables:		
Customers, net	55,079	60,785
Regulatory balancing accounts	66,826	78,597
Other, net	20,932	18,452
Unbilled revenue, net	33,140	32,760
Materials and supplies at weighted average cost	12,564	9,511
Taxes, prepaid expenses, and other assets	21,969	19,700
Total current assets	295,535	300,458
Other assets:		
Regulatory assets	283,620	285,692
Goodwill	36,814	36,814
Other	175,913	153,445
Total other assets	496,347	475,951
TOTAL ASSETS	$ 3,850,752	$ 3,623,271
CAPITALIZATION AND LIABILITIES		
Capitalization:		
Common stock, $0.01 par value; 136,000 shares authorized, 55,598 and 53,716 outstanding in 2022 and 2021, respectively	$ 556	$ 537
Additional paid-in capital	760,336	651,121
Retained earnings	556,698	514,873
Noncontrolling interests	4,804	5,386
Total equity	1,322,394	1,171,917
Long-term debt, net	1,052,487	1,055,794
Total capitalization	2,374,881	2,227,711
Current liabilities:		
Current maturities of long-term debt, net	3,310	5,192
Short-term borrowings	70,000	35,000
Accounts payable	140,986	144,369
Regulatory balancing accounts	12,240	32,908
Accrued other taxes	8,607	5,379
Accrued interest	6,490	6,542
Other accrued liabilities	53,017	42,547
Total current liabilities	294,650	271,937
Deferred income taxes	330,251	294,647
Regulatory liabilities	213,679	180,428
Pension	78,443	92,287
Advances for construction	199,832	198,086
Contributions in aid of construction	285,401	285,665
Other long-term liabilities	73,615	72,510
Commitments and contingencies (Note 14)		
TOTAL CAPITALIZATION AND LIABILITIES	$ 3,850,752	$ 3,623,271

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	For the Years Ended December 31,		
	2022	**2021**	**2020**
	(In thousands, except per share data)		
Operating revenue	$846,431	$790,909	$794,307
Operating expenses:			
Operations:			
Purchased water	224,529	225,020	230,076
Purchased power	44,566	37,112	34,006
Pump taxes	16,169	15,342	12,647
Administrative and general	132,718	126,686	117,058
Other operations	116,172	86,392	95,859
Maintenance	31,715	29,592	28,026
Depreciation and amortization	114,575	108,715	98,505
Income taxes	3,262	2,805	11,435
Property and other taxes	35,065	32,475	30,029
Total operating expenses	718,771	664,139	657,641
Net operating income	127,660	126,770	136,666
Other income and expenses:			
Non-regulated revenue	21,276	22,761	16,922
Non-regulated expenses	(24,821)	(17,234)	(14,300)
Other components of net periodic benefit credit (cost)	14,476	9,903	(4,988)
Allowance for equity funds used during construction	4,127	3,186	4,976
Gain on sale of non-utility property	—	94	—
Income tax expense on other income and expenses	(3,113)	(1,287)	(583)
Net other income	11,945	17,423	2,027
Interest expense:			
Interest expense	46,686	44,980	45,047
Allowance for borrowed funds used during construction	(2,344)	(1,766)	(3,185)
Net interest expense	44,342	43,214	41,862
Net income	95,263	100,979	96,831
Net loss attributable to noncontrolling interests	(748)	(146)	$ —
Net income attributable to California Water Service Group	$ 96,011	$101,125	$ 96,831
Earnings per share:			
Basic	$ 1.77	$ 1.96	$ 1.97
Diluted	$ 1.77	$ 1.96	$ 1.97
Weighted average number of common shares outstanding:			
Basic	54,320	51,633	49,274
Diluted	54,363	51,633	49,274

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

CALIFORNIA WATER SERVICE GROUP

Consolidated Statements of Equity

For the Years Ended December 31, 2022, 2021 and 2020

	Common Stock		Additional Paid-in Capital	Retained Earnings	Noncontrolling Interests	Total Equity
	Shares	Amount				
			(In thousands)			
Balance at December 31, 2019	48,532	$485	$362,275	$406,083	$ —	$ 768,843
Net income				96,831		96,831
Issuance of common stock	1,836	18	88,036			88,054
Repurchase of common stock	(34)	—	(1,679)			(1,679)
Dividends paid on common stock ($0.8500 per share)				(41,768)		(41,768)
Balance at December 31, 2020	50,334	503	448,632	461,146	—	910,281
Net income (loss)				101,125	(146)	100,979
Issuance of common stock	3,415	34	204,494			204,528
Repurchase of common stock	(33)	—	(1,767)			(1,767)
Dividends paid on common stock ($0.9200 per share)				(47,398)		(47,398)
Acquisition of business with noncontrolling interest					5,294	5,294
Investment in business with noncontrolling interest			(238)		238	—
Balance at December 31, 2021	53,716	537	651,121	514,873	5,386	1,171,917
Net income (loss)				96,011	(748)	95,263
Issuance of common stock	1,916	19	111,742	—		111,761
Repurchase of common stock	(34)		(2,013)	—		(2,013)
Dividends paid on common stock ($1.0000 per share)			—	(54,186)		(54,186)
Investment in business with noncontrolling interest			(514)		514	—
Distribution to noncontrolling interest . . .					(348)	(348)
Balance at December 31, 2022	55,598	$556	$760,336	$556,698	$4,804	$1,322,394

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Operating activities:			
Net income	$ 95,263	$ 100,979	$ 96,831
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	117,364	111,581	100,935
Amortization of debt premium and expenses	369	366	412
Changes in normalized deferred income taxes	26,880	25,200	34,440
Change in value of life insurance contracts	7,161	(3,800)	(4,293)
Allowance for equity funds used during construction	(4,127)	(3,186)	(4,976)
Stock-based compensation	5,161	6,805	4,590
Gain on sale of non-utility properties	—	(94)	—
Write-off of capital costs	702	524	—
Changes in operating assets and liabilities:			
Receivables	(40,687)	(12,833)	(18,343)
Water Arrearages Payment Program cash received	20,836	—	—
Water Arrearages Payment Program cash returned	(3,609)	—	—
Unbilled revenue	(381)	1,309	1,148
Taxes, prepaid expenses, and other assets	(5,104)	(2,745)	(3,647)
Accounts payable	(7,626)	(2,938)	373
Other current liabilities	7,941	1,141	(6,097)
Other changes in noncurrent assets and liabilities	23,629	9,409	(83,449)
Net cash provided by operating activities	243,772	231,718	117,924
Investing activities:			
Utility plant expenditures	(327,757)	(293,194)	(298,651)
Proceeds from sale of non-utility properties	—	108	—
Business Acquisition, net of cash acquired	—	(6,451)	(40,483)
Asset acquisition	(7,766)	—	—
Payment for investments	—	—	(4,600)
Return of investment	—	1,000	—
Purchase of life insurance	(6,688)	(2,335)	(2,335)
Life insurance proceeds	6,688	—	—
Net cash used in investing activities	(335,523)	(300,872)	(346,069)
Financing activities:			
Short-term borrowings	150,000	200,000	335,000
Repayment of short-term borrowings	(115,000)	(535,000)	(140,100)
Issuance of long-term debt, net of debt issuance costs of $0 for 2022, $1,064 for 2021, and $0 for 2020	—	278,936	—
Advances and contributions in aid of construction	25,822	28,171	27,292
Refunds of advances for construction	(9,468)	(10,634)	(10,203)
Retirement of long-term debt	(5,423)	(5,353)	(22,141)
Repurchase of common stock	(2,013)	(1,767)	(1,679)
Issuance of common stock	106,739	197,723	83,575
Dividends paid	(54,186)	(47,398)	(41,768)
Distribution to noncontrolling interest	(348)	—	—
Net cash provided by financing activities	96,123	104,678	229,976
Change in cash, cash equivalents, and restricted cash	4,372	35,524	1,831
Cash, cash equivalents, and restricted cash at beginning of year	80,653	45,129	43,298
Cash, cash equivalents, and restricted cash at end of year	$ 85,025	$ 80,653	$ 45,129
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest (net of amounts capitalized)	$ 43,768	$ 41,621	$ 40,792
Income taxes	—	3,661	4,700
Supplemental disclosure of investing and financing non-cash activities:			
Accrued payables for investments in utility plant	51,511	57,768	54,987
Utility plant contributed by developers	20,379	19,531	28,672
Litigation proceeds for TCP contamination reclassified from liability to depreciable plant and equipment	—	9,302	445

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

CALIFORNIA WATER SERVICE GROUP

Notes to Consolidated Financial Statements

December 31, 2022, 2021, and 2020

Dollar amounts in thousands unless otherwise stated

1 ORGANIZATION AND OPERATIONS

California Water Service Group (Company) is a holding company that provides water utility and other related services in California, Washington, New Mexico, Hawaii and Texas through its wholly-owned and non-wholly owned subsidiaries. California Water Service Company (Cal Water), Washington Water Service Company (Washington Water), New Mexico Water Service Company (New Mexico Water), and Hawaii Water Service Company, Inc. (Hawaii Water) provide regulated utility services under the rules and regulations of their respective state's regulatory commissions (jointly referred to as the Commissions). CWS Utility Services and HWS Utility Services LLC provide non-regulated water utility and utility-related services. TWSC, Inc. (Texas Water) holds regulated and contracted wastewater utilities.

The Company operates in one reportable segment, providing water and related utility services.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the Company's accounts and those of its wholly and non-wholly owned subsidiaries. The non-wholly owned subsidiary refers to a 92.2% owned subsidiary of Texas Water and is consolidated using the voting interest model as the Company owns a majority of the voting interests in the non-wholly owned subsidiary. All intercompany transactions and balances have been eliminated from the consolidated financial statements. In the opinion of management, the consolidated financial statements reflect all adjustments that are necessary to provide a fair presentation of the results for the periods covered.

The preparation of the Company's consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the consolidated balance sheet dates and the reported amounts of revenues and expenses for the periods presented. These include, but are not limited to, estimates and assumptions used in determining the Company's regulatory asset and liability balances based upon probability assessments of regulatory recovery, utility plant useful lives, revenues earned but not yet billed, asset retirement obligations, allowance for credit losses, pension and other employee benefit plan liabilities, and income tax-related assets and liabilities. Actual results could differ from these estimates.

Noncontrolling Interests

Noncontrolling interests in the Company's consolidated financial statements represents the 7.8% interest not owned by Texas Water in a consolidated subsidiary. Texas Water obtained control over the subsidiary on May 1, 2021. Since the Company controls this subsidiary, its financial statements are consolidated with those of the Company, and the noncontrolling owner's 7.8% share of the subsidiary's net assets and results of operations is deducted and reported as noncontrolling interests on the consolidated balance sheets and as net loss attributable to noncontrolling interests in the consolidated statements of operations. The Company reports noncontrolling interests in consolidated entities as a component of equity separate from the Company's equity. The Company's net income attributable to California Water Service Group excludes a net loss attributable to the noncontrolling interests.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. Such reclassifications have no impact on previously reported assets, liabilities, net income, equity, or cash flows. As of December 31, 2021, $3.5 million of uninsured loss reserve was reclassified from Accrued and deferred compensation to Uninsured loss reserve within the Other Accrued Liabilities table in Note 9. This change had no impact to previously reported liabilities.

Dollar amounts in thousands unless otherwise stated

1 ORGANIZATION AND OPERATIONS (Continued)

For the years ended December 31, 2021 and 2020, $61.5 million and $55.8 million of Multiple residential revenue was reclassified from Residential to Multiple residential within the table in Note 2. These changes had no impact to previously reported operating revenue.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operating Revenue

The following table disaggregates the Company's operating revenue by source for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
Revenue from contracts with customers	$772,616	$765,704	$697,577
Regulatory balancing account revenue	73,815	25,205	96,730
Total operating revenue	$846,431	$790,909	$794,307

Revenue from contracts with customers

The Company principally generates operating revenue from contracts with customers by providing regulated water and wastewater services at tariff-rates authorized by the Commissions in the states in which they operate and non-regulated water and wastewater services at rates authorized by contracts with government agencies. Revenue from contracts with customers reflects amounts billed for the volume of consumption at authorized per unit rates, for a service charge, and for other authorized charges.

The Company satisfies its performance obligation to provide water and wastewater services over time as services are rendered. The Company applies the invoice practical expedient and recognizes revenue from contracts with customers in the amount for which the Company has a right to invoice. The Company has a right to invoice for the volume of consumption, for the service charge, and for other authorized charges.

The measurement of sales to customers is generally based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, the Company estimates consumption since the date of the last meter reading and a corresponding unbilled revenue is recognized. The estimate is based upon the number of unbilled days that month and the average daily customer billing rate from the previous month (which fluctuates based upon customer usage).

Contract terms are generally short-term and at will by customers and, as a result, no separate financing component is recognized for the Company's collections from customers, which generally require payment within 30 days of billing. The Company applies judgment, based principally on historical payment experience, in estimating its customers' ability to pay.

Certain customers are not billed for volumetric consumption, but are instead billed a flat rate at the beginning of each monthly service period. The amount billed is initially deferred and subsequently recognized over the monthly service period, as the performance obligation is satisfied. The deferred revenue balance or contract liability, which is included in "other accrued liabilities" on the consolidated balance sheets, is inconsequential.

Form 10-K

CALIFORNIA WATER SERVICE GROUP

Notes to Consolidated Financial Statements (Continued)

December 31, 2022, 2021, and 2020

Dollar amounts in thousands unless otherwise stated

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In the following table, revenue from contracts with customers is disaggregated by class of customers for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Residential	$458,448	$467,365	$430,264
Business	153,570	144,565	125,819
Multiple residential	64,481	61,478	55,801
Industrial	26,622	26,569	29,088
Public authorities	41,150	40,501	35,776
Other*	28,345	25,226	20,829
Total revenue from contracts with customers	$772,616	$765,704	$697,577

---

* Other includes accrued unbilled revenue

Regulatory balancing account revenue

The Company's ability to recover revenue requirements authorized by the California Public Utilities Commission (CPUC) in its triennial general rate case (GRC) has been decoupled from the volume of the sales through 2022. Regulatory balancing account revenue is revenue related to rate mechanisms authorized in California by the CPUC, which allow the Company to recover the authorized revenue and are not considered contracts with customers. These mechanisms include the following:

The Water Revenue Adjustment Mechanism (WRAM) has allowed the Company to recognize the adopted level of volumetric revenues. The variance between adopted volumetric revenues and actual billed volumetric revenues for metered accounts is recorded as regulatory balancing account revenue.

Cost-recovery rates, such as the Modified Cost Balancing Account (MCBA), Conservation Expense Balancing Account (CEBA), Pension Cost Balancing Account (PCBA), and Health Cost Balancing Account (HCBA), generally provide for recovery of the adopted levels of expenses for purchased water, purchased power, pump taxes, water conservation program costs, pension, and health care. Variances between adopted and actual costs are recorded as regulatory balancing account revenue.

Each district's WRAM and MCBA regulatory assets and liabilities are allowed to be netted against one another. The Company recognizes regulatory balancing account revenues that have been authorized for rate recovery, are objectively determinable and probable of recovery, and are expected to be collected within 24 months. To the extent that regulatory balancing account revenue is estimated to be collectible beyond 24 months, recognition is deferred.

The CPUC issued a decision effective August 27, 2020 requiring that Class A companies submitting GRC filings after the effective date be (i) precluded from proposing the use of a full decoupling WRAM in their next GRCs and (ii) allowed the use of Monterey-Style Water Revenue Adjustment Mechanisms (MWRAM). In addition, the CPUC's decision allowed for Incremental Cost Balancing Accounts (ICBAs), which are authorized by state statute, to replace the MCBA. The MWRAM tracks the difference between the revenue received for actual metered sales through the tiered volumetric rate and the revenue that would have been received with the same actual metered sales if a uniform rate had been in effect. The ICBA tracks differences between the authorized per-unit prices of water production costs and actual per-unit prices of water production costs. Cal Water complied with this decision in its 2021 GRC Filing and expects these replacement mechanisms to be in effect for 2023.

Dollar amounts in thousands unless otherwise stated

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2020, Cal Water filed an Application for Rehearing at the CPUC seeking to reverse the August 27, 2020 CPUC decision. While a decision was pending on the Application for Rehearing, Cal Water along with four other Class A California water utilities filed Petitions for a Writ of Review with the California Supreme Court (Court) on or about October 27, 2021. In September 2021, the CPUC denied the Application for Rehearing. On May 18, 2022, the Court issued writs granting review and ordered the CPUC and other filing parties to submit additional pleadings to the Court. The final pleadings were submitted on January 13, 2023. Cal Water anticipates that the Court will schedule an oral argument before it begins deliberations and issues its decision.

Non-Regulated Revenue

The following tables disaggregate the Company's non-regulated revenue by source for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
Operating and maintenance revenue	$12,860	$16,276	$11,481
Other non-regulated revenue	5,774	3,741	3,043
Non-regulated revenue from contracts with customers	18,634	20,017	14,524
Lease revenue	2,642	2,744	2,398
Total non-regulated revenue	$21,276	$22,761	$16,922

Operating and maintenance services are provided for non-regulated water and wastewater systems owned by private companies and municipalities. The Company negotiates formal agreements with the customers under which they provide operating, maintenance and customer billing services related to the customers' water system. The formal agreements outline the fee schedule for the services provided. The agreements typically call for a fee-per-service or a flat-rate amount per month. The Company satisfies its performance obligation of providing operating and maintenance services over time as services are rendered; as a result, the Company employs the invoice practical expedient and recognizes revenue in the amount that it has the right to invoice. Contract terms are generally short-term and, as a result, no separate financing component is recognized for its collections from customers, which generally require payment within 30 days of billing.

Other non-regulated revenue primarily relates to services for the design and installation of water mains and other water infrastructure for customers outside the regulated service areas and insurance program administration. In 2022, the Company recorded a gain of $2.7 million related to Company-owned life insurance as part of "other non-regulated revenue" in the table above.

Lease revenue is not considered revenue from contracts with customers and is recognized following operating lease standards. The Company is the lessor in operating lease agreements with telecommunications companies under which cellular phone antennas are placed on the Company's property. The Company provides the lessee the right to ingress and egress across lessor property to access the antennas. The minimum rents are recognized on a straight-line basis over the terms of the leases, which may span multiple years. The excess rents are recognized over amounts contractually due pursuant to the underlying leases and is included in a deferred receivable account in the accompanying balance sheet. The leases generally have terms of 5 to 10 years, with lessee options to extend the lease for up to 15 years. The exercise of lease renewal options is at the lessee's sole discretion. Most of the Company's lease agreements contain mutual termination options that require prior written notice by either lessee or lessor. A subset of the Company's leases contains variable lease payments that depend on changes in the consumer price index (CPI).

Form 10-K

Dollar amounts in thousands unless otherwise stated

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company determines if an arrangement is a lease at inception. Generally, a lease agreement exists if the Company determines that the arrangement gives the lessee control over the use of an identified asset and obtains substantially all of the benefits from the identified asset.

Maturities of lease payments to be received are as follows:

Year Ending December 31,	Operating Leases
2023	$2,649
2024	2,339
2025	1,809
2026	1,037
2027	165

Allowance for Credit Losses

The Company measures expected credit losses for Customer Receivables, Other Receivables, and Unbilled Revenue on an aggregated level. These receivables are generally trade receivables due in one year or less or expected to be billed and collected in one year or less. The expected credit losses for Other Receivables and Unbilled Revenue are inconsequential. Customer receivables include receivables for water and wastewater services provided to residential customers, business, industrial, public authorities, and other customers. The expected credit losses for business, industrial, public authorities, and other customers are inconsequential. The overall risks related to the Company's receivables are low as water and wastewater services are seen as essential services. The estimate for the allowance for credit losses is based on a historical loss ratio, in conjunction with a qualitative assessment of elements that impact the collectability of receivables to determine if the allowance for credit losses should be further adjusted in accordance with the accounting guidance for credit losses. Management contemplates available current information such as changes in economic factors, regulatory matters, industry trends, payment options and programs available to customers, and the methods that the Company is able to utilize to ensure payment.

The Company reviewed its allowance for credit losses utilizing a quantitative assessment, which included trend analysis of customer billing and collection, aging by customer class, and unemployment rates since the outbreak of COVID-19 in the first quarter of 2020. The Company also utilized a qualitative assessment, which considered the future collectability on customer outstanding balances, management's estimate of the cash recovery, and a general assessment of the economic conditions of the locations the Company serves due to the outbreak of COVID-19. The Company has resumed shutoffs for non-payment in all of the Company's regulated utilities. The Company also received and applied funds to customer accounts from the California Water and Wastewater Arrearages Payment Program (WAPP). The WAPP was created by the California Legislature, is administered by the State Water Resources Control Board and was implemented to provide relief to community water and wastewater systems for unpaid bills—arrearages—related to the COVID-19 pandemic. Additionally, Cal Water has implemented interest and penalty-free payment plans or extensions, subject to certain terms and conditions, to help customers pay water bills after June 15, 2022. Based on the above assessments, the Company adjusted its allowance for credit losses accordingly.

Dollar amounts in thousands unless otherwise stated

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table presents the activity in the allowance for credit losses for the periods ended December 31, 2022, 2021, and 2020.

	2022	2021	2020
Beginning Balance	$ 3,743	$ 5,246	771
Provision for credit loss expense	5,887	1,088	$ 5,716
Write-offs	(4,380)	(3,113)	$(1,730)
Recoveries	379	522	$ 489
Total ending allowance balance	$ 5,629	$ 3,743	$ 5,246

Other Receivables

As of December 31, 2022 and 2021, other receivables were:

	2022	2021
Accounts receivables from developers	$ 7,419	$ 6,909
Income tax receivables	5,496	5,579
Other	8,017	5,964
Total other receivables	$20,932	$18,452

Utility Plant

Utility plant is carried at original cost when first constructed or purchased, or at fair value when acquired through acquisition. When depreciable plant is retired, the cost is eliminated from utility plant accounts and such costs are charged against accumulated depreciation. Maintenance of utility plant is charged to operating expenses as incurred. Maintenance projects are not accrued for in advance.

Intangible assets acquired as part of water systems purchased are recorded at fair value. All other intangibles have been recorded at cost and are amortized over their useful life.

The following table represents depreciable plant and equipment as of December 31:

	2022	2021
Equipment	$ 915,322	$ 833,313
Office buildings and other structures	339,682	319,528
Transmission and distribution plant	2,960,615	2,746,788
Total	$4,215,619	$3,899,629

Depreciation of utility plant is computed on a straight-line basis over the assets' estimated useful lives including cost of removal of certain assets as follows:

	Useful Lives
Equipment	5 to 50 years
Transmission and distribution plant	40 to 65 years
Office Buildings and other structures	50 years

Form 10-K

Dollar amounts in thousands unless otherwise stated

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The provision for depreciation expressed as a percentage of the aggregate depreciable asset balances was 2.90% in 2022, 2.96% in 2021, and 2.94% in 2020.

Allowance for funds used during construction (AFUDC)

The AFUDC represents the capitalized cost of funds used to finance the construction of the utility plant. In general, AFUDC is applied to Cal Water construction projects requiring more than one month to complete. No AFUDC is applied to projects funded by customer advances for construction, contributions in aid of construction, or applicable state-revolving fund loans. AFUDC includes the net cost of borrowed funds and a rate of return on other funds when used, and is recovered through water rates as the utility plant is depreciated.

The amount of AFUDC related to equity funds and to borrowed funds for 2022, 2021, and 2020 are shown in the table below:

	2022	2021	2020
Allowance for equity funds used during construction	$4,127	$3,186	$4,976
Allowance for borrowed funds used during construction	2,344	1,766	3,185
Total	$6,471	$4,952	$8,161

Asset Retirement Obligation

The Company has a legal obligation to retire wells in accordance with State Water Resources Control Board regulations. In addition, upon decommission of a wastewater plant or lift station certain wastewater infrastructure would need to be retired in accordance with State Water Resources Control Board regulations. An asset retirement cost and corresponding retirement obligation is recorded when a well or waste water infrastructure is placed into service. As of December 31, 2022 and 2021, the retirement obligation is estimated to be $36.7 million and $29.5 million, respectively. The retirement obligation is recorded as part of “Other long-term liabilities” within the Consolidated Balance Sheet. The change only impacted the consolidated balance sheets as the Company recognizes a regulatory asset or liability for the timing differences between the recognition of expenses and costs recovered through the ratemaking process.

The following is a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations, which are included in “Other long-term liabilities” on the consolidated balance sheets as of December 31, 2022 and 2021:

	2022	2021
Obligation at beginning of the year	$29,459	$27,849
Additional liabilities incurred	5,444	119
Liabilities settled	—	(201)
Accretion	1,789	1,692
Obligation at the end of the year	$36,692	$29,459

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include highly liquid investments with remaining maturities of three months or less at the time of acquisition. In 2022 and 2021, restricted cash includes $0.4 million of proceeds collected through a surcharge on certain customers’ bills plus interest earned on the proceeds and is used to service California Safe

Dollar amounts in thousands unless otherwise stated

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Drinking Water Bond obligations. In 2022, the restricted cash also included $21.5 million of committed cash in Texas Water for a pipeline project (see Note 14).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash within the Consolidated Balance Sheets that total to the amounts shown on the Consolidated Statements of Cash Flows as of December 31:

	2022	2021
Cash and cash equivalents	$62,100	$78,380
Restricted cash	22,925	2,273
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$85,025	$80,653

Regulatory Assets and Liabilities

Because the Company operates almost exclusively in a regulated business, the Company is subject to the accounting standards for regulated utilities. The Commissions in the states in which the Company operates establish rates that are designed to permit the recovery of the cost of service and a return on investment. The Company capitalizes and records regulatory assets for costs that would otherwise be charged to expense if it is probable that the incurred costs will be recovered in future rates. Regulatory assets are amortized over the future periods that the costs are expected to be recovered. If costs expected to be incurred in the future are currently being recovered through rates, the Company records those expected future costs as regulatory liabilities. In general, the Company does not earn a return on regulatory assets if the related costs do not accrue interest. Accordingly, the Company earns a return only on its regulatory assets for net WRAM and MCBA, PCBA, HCBA, and IRMA receivables. In addition, the Company records regulatory liabilities when it is probable the Commissions will require a refund to be made to the Company's customers over future periods.

Determining probability requires significant judgment by management and includes, but is not limited to, consideration of testimony presented in regulatory hearings, proposed regulatory decisions, final regulatory orders, and the strength or status of applications for rehearing or state court appeals.

If the Company determines that a portion of the Company's assets used in utility operations is not recoverable in customer rates, the Company would be required to recognize the loss of the assets disallowed.

See Note 4—Regulatory Assets and Liabilities for details of the Company's regulatory assets and liabilities.

Impairment of Long-Lived Assets, Intangibles and Goodwill

The Company's long-lived assets include transmission and distribution plant, equipment, land, buildings, and intangible assets. Long-lived assets, other than land, are depreciated or amortized over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying value of the assets may not be recoverable. Such circumstances would include items such as a significant decrease in the market value of a long-lived asset, a significant adverse change in the manner in which the asset is being used or planned to be used or in its physical condition, or a history of operating or cash flow losses associated with the uses of the asset. In addition, changes in the expected useful life of these long-lived assets may also be an impairment indicator. When such events or changes occur, the Company estimates the fair value of the asset from future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets, and compare that to the carrying value of the asset. If the carrying value is greater than the fair value, then an impairment loss is recognized equal to the amount by which the asset's carrying value exceeds its fair value. The key variables that must be estimated include

Form 10-K

Dollar amounts in thousands unless otherwise stated

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

assumptions regarding sales volume, rates, operating costs, labor and other benefit costs, capital additions, assumed discount rates and other economic factors. These variables require significant management judgment and include inherent uncertainties since they are forecasting future events. A variation in the assumptions used could lead to a different conclusion regarding the realizability of an asset and, thus could have a significant effect on the consolidated financial statements.

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. Goodwill is not amortized but instead is reviewed annually in the fourth quarter for impairment or more frequently if impairment indicators arise. The impairment test is performed at the reporting unit level using fair-value based approach in which the fair value of the reporting unit is compared to the reporting unit's carrying value. If the fair value of the reporting unit is less than its carrying amount, then an impairment loss is recognized equal to the difference. The Company had no impairments to goodwill in 2022, 2021, and 2020.

Long-Term Debt Premium, Discount and Expense

The premiums, discounts, and issuance expenses on long-term debt are amortized over the original lives of the related debt on a straight-line basis which approximates the effective interest method. Premiums paid on the early redemption of certain debt and the unamortized original issuance discount and expense are amortized over the life of new debt issued in conjunction with the early redemption. Amortization expense included in interest expense for each of 2022, 2021, and 2020 was $0.4 million.

Advances for Construction

Advances for construction consist of payments received from developers for installation of water production and distribution facilities to serve new developments. Advances are excluded from rate base for rate setting purposes. Annual refunds are made to developers without interest. Advances of $199.8 million and $198.1 million, at December 31, 2022 and 2021 respectively, will be refunded primarily over a 40-year period in equal annual amounts.

Estimated refunds of advances are shown in the table below.

Year Ending December 31,	Refunds of Advances
2023	$ 8,897
2024	8,672
2025	8,116
2026	7,690
2027	6,845
Thereafter	159,612
Total refunds	$199,832

Contributions in Aid of Construction

Contributions in aid of construction represent payments received from developers, primarily for fire protection purposes, which are not subject to refunds. Facilities funded by contributions are included in utility plant, but excluded from rate base. Depreciation related to assets acquired from contributions is charged to the Contributions in Aid of Construction account.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Measurement of the deferred tax assets and liabilities is at enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company evaluates the need for a valuation allowance on deferred tax assets based on historical taxable income and projected taxable income for future tax years.

Historically the Commissions reduced revenue requirements for the tax effects of certain originating temporary differences and allowed recovery of these tax costs as the related temporary differences reverse. The Commissions have granted the Company rate increases to reflect the normalization of the tax benefits of the federal accelerated methods and available Investment Tax Credits (ITC) for all assets placed in service after 1980. ITCs are deferred and amortized over the lives of the related properties for book purposes. The CPUC sets rates utilizing the flow through method of accounting for state income taxes.

With the enactment of the Tax Cuts Jobs Act (TCJA), Contributions in Aid of Construction (CIAC) received from developers after December 22, 2017 became fully taxable for federal income tax purposes. On November 15, 2021, the Infrastructure Investment and Jobs Act was signed into law, which reverses the TCJA treatment of CIAC. Effective January 1, 2021, only the service portion of CIAC is taxable for federal income tax purpose.

The accounting standards for accounting for uncertainty in income taxes allows the inclusion of interest and penalties related to uncertain tax positions as a component of income taxes (see Note 10—Income Taxes).

Workers' Compensation

For workers' compensation, the Company estimates the liability associated with claims submitted and claims not yet submitted based on historical data. Expenses for workers compensation insurance are included in rates on a pay-as-you-go basis. Therefore, a corresponding regulatory asset has been recorded.

Earnings per Share

The computations of basic and diluted earnings per share are noted below. Basic earnings per share are computed by dividing net income attributable to California Water Service Group by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts were exercised or converted into common stock. Restricted Stock Awards (RSAs) are included in the common shares outstanding because the shares have all the same voting and dividend rights as issued and unrestricted common stock.

Form 10-K

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2022	2021	2020
		(In thousands, except per share data)	
Net income	$95,263	$100,979	$96,831
Net loss attributable to noncontrolling interests	(748)	(146)	—
Net income attributable to California Water Service Group	$96,011	$101,125	$96,831
Weighted average common shares, basic	54,320	51,633	49,274
Weighted average common shares, dilutive	54,363	51,633	49,274
Earnings per share—basic	$ 1.77	$ 1.96	$ 1.97
Earnings per share—diluted	$ 1.77	$ 1.96	$ 1.97

Stock-based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award. The Company recognizes compensation expense on a straight-line basis over the requisite service period, which is the vesting period.

Comprehensive Income or Loss

Comprehensive income for all periods presented was the same as net income attributable to California Water Service Group.

Accumulated Other Comprehensive Income

The Company did not have any accumulated other comprehensive income or loss transactions as of December 31, 2022 and 2021.

Adoption of New Accounting Standards

In October of 2021, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. In a business combination, an acquirer generally recognizes assets acquired and liabilities assumed, including contract assets and contract liabilities, at their respective fair value on the acquisition date. ASU 2021-08 requires that in a business combination, an acquirer should recognize and measure contract assets acquired and contract liabilities assumed in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The guidance provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts with customers in a business combination. The guidance is effective for annual reporting periods beginning after December 15, 2022, including interim periods within those fiscal years. ASU 2021-08 should be applied prospectively for acquisitions occurring on or after the effective date of the amendments, and early adoption is permitted. The Company adopted the standard prospectively on January 1, 2023 and does not expect the guidance to have a material impact on the Company's financial statements and footnote disclosures in 2023.

Dollar amounts in thousands unless otherwise stated

3 OTHER INCOME AND EXPENSES

The Company conducts various non-regulated activities as reflected in the table below:

	2022		2021		2020	
	Revenue	Expense	Revenue	Expense	Revenue	Expense
Operating and maintenance	$12,860	$11,959	$16,276	$16,344	$11,481	$13,551
Leases	2,642	46	2,744	230	2,398	48
Design and construction	416	328	619	611	802	704
Meter reading and billing	534	123	495	79	458	109
Interest income	177	—	171	—	52	—
Loss (gain) from non-qualified benefit plan investments	—	7,161	—	(3,800)	—	(4,293)
Other non-regulated income and expenses	4,647	5,204	2,456	3,770	1,731	4,181
Total	$21,276	$24,821	$22,761	$17,234	$16,922	$14,300

Operating and maintenance services and meter reading and billing services are provided for water and wastewater systems owned by private companies and municipalities. The agreements typically call for a fee-per-service or a flat-rate amount per month. Leases have been entered into with telecommunications companies for cellular phone antennas placed on the Company's property. Design and construction services are for the design and installation of water mains and other water infrastructure for others outside the Company's regulated service areas. Third-party insurance program gains and losses are included in other non-regulated income and expenses. In 2022, the Company recorded a gain of $2.7 million related to Company-owned life insurance as part of "revenue" in "other non-regulated income and expenses" in the table above.

Form 10-K

Dollar amounts in thousands unless otherwise stated

4 REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities were comprised of the following as of December 31:

	Recovery Period	2022	2021
Regulatory Assets			
Pension and retiree group health	Indefinitely	$ 171	$ 17,607
Property-related temporary differences (tax benefits flowed through to customers)	Indefinitely	143,546	130,565
Other accrued benefits	Indefinitely	24,946	23,280
Net WRAM and MCBA long-term accounts receivable	1–2 years	41,558	29,789
Asset retirement obligations, net	Indefinitely	24,548	22,935
IRMA long-term accounts receivable	1–2 years	3,682	9,032
Tank coating	Various	16,395	13,680
Recoverable property losses	7 Years	3,144	3,843
PCBA	Various	19,091	21,500
Other components of net periodic benefit cost	Indefinitely	—	3,342
General district balancing account receivable	Various	377	568
Customer assistance program (CAP) and Rate support fund (RSF) accounts receivable	1 year	2,965	5,991
Other regulatory assets	Various	3,197	3,560
Total Regulatory Assets		$283,620	$285,692
Regulatory Liabilities			
Future tax benefits due to customers		$131,155	$135,027
Pension and retiree group health		58,678	27,294
HCBA		14,318	9,687
Conservation program		6,036	7,206
Net WRAM and MCBA long-term payable		172	143
Other components of net periodic benefit cost		2,475	353
Other regulatory liabilities		845	718
Total Regulatory Liabilities		$213,679	$180,428

The Company's pension and retiree group health regulatory asset represents the unfunded obligation of the Company's pension and postretirement benefit plans which the Company expects to recover from customers in the future for these plans. The pension and retiree group health regulatory liability represents the over funded obligation of the Company's postretirement benefit plans which the Company expects to refund to customers in the future. These plans are discussed in further detail in Note 11.

The PCBA regulatory asset and the HCBA regulatory liability represent incurred pension and healthcare costs that exceeded/was below the cost recovery in rates and is recoverable/refundable from/to customers. The other components of net periodic benefit cost regulatory asset are authorized by the Commissions and are probable for rate recovery through the capital program.

The property-related temporary differences are primarily due to: (i) the difference between book and federal income tax depreciation on utility plant that was placed in service before the regulatory Commissions adopted

Dollar amounts in thousands unless otherwise stated

4 REGULATORY ASSETS AND LIABILITIES (Continued)

normalization for rate making purposes; and (ii) certain (state) deferred taxes for which flow through accounting continues to be applied to originating deferred taxes. The regulatory asset will be recovered in rates in future periods as the tax effects of the temporary differences previously flowed-through to customers reverse.

Other accrued benefits are accrued benefits for vacation, self-insured workers' compensation, and directors' retirement benefits. The net WRAM and MCBA long-term accounts receivable is the under-collected portion of recorded revenues that are not expected to be collected from customers within 12 months. The IRMA long-term accounts receivables is the additional amount the Company would have billed customers in 2020 and 2021 had the 2018 GRC been approved on time.

The asset retirement obligation regulatory asset represents the difference between costs associated with asset retirement obligations and amounts collected in rates. Tank coating represents the maintenance costs for tank coating projects that are recoverable from customers.

The CAP and RSF are two programs offered by Cal Water that assist qualifying customers with their monthly water bill. The programs are funded by the customers who do not qualify for the assistance. The CAP and RSF regulatory assets represent the amounts due from customers to fund the CAP and RSF credits that were provided to assist qualifying customers.

The future tax benefits due to customers primarily resulted from federal tax law changes enacted by the TCJA on December 22, 2017. The TCJA reduced the federal corporate income tax rate from 35 percent to 21 percent beginning on January 1, 2018, and GAAP requires the Company to re-measure all existing deferred income tax assets and liabilities to reflect the reduction in the federal tax rate on the enactment date.

The conservation program regulatory liability is for incurred conservation costs that were below the cost recovery in rates and is refundable to customers.

Short-term regulatory assets and liabilities are excluded from the above table. The short-term regulatory assets as of December 31, 2022 and 2021 were $66.8 million and $78.6 million, respectively. The short-term regulatory assets, as of December 31, 2022, and 2021 primarily consisted of net WRAM and MCBA, IRMA, and PCBA receivables.

The short-term portion of regulatory liabilities as of December 31, 2022 and 2021 were $12.2 million and $32.9 million, respectively. The short-term regulatory liabilities as of December 31, 2022, primarily consist of TCJA liabilities. The short-term regulatory liabilities as of December 31, 2021, primarily consist of TCJA liabilities and HCBA liabilities.

Cost of Capital Application

On May 3, 2021, Cal Water filed its required application with the CPUC to review its cost of capital for 2022 through 2024. Cal Water currently has an approved return on equity of 9.2%, a cost of debt of 5.51%, and a capital structure of 53.4% equity to 46.6% debt ratio. Cal Water requested a return on equity of 10.35%, a cost of debt of 4.23%, and a capital structure of 53.4% equity to 46.6% debt ratio. The California Public Advocates Office recommended a return on equity of 7.81%, a cost of debt of 4.23%, and a capital structure of 49.4% equity to 50.6% debt ratio. Evidentiary hearings were held in May 2022 and the case was submitted to the CPUC at the end of the second quarter of 2022 for review. In the event that the CPUC adopts the cost of capital components retroactively to January 1, 2022, the Company estimates the reduced cost of debt, if adopted at the Company's proposed equity capital structure, would reduce annual revenue by approximately $11.0 million. The Company has not reserved for any potential outcome of the proceeding as the Company has determined that it is not probable that the proceeding will be approved retroactively to January 1, 2022.

Form 10-K

Dollar amounts in thousands unless otherwise stated

5 INTANGIBLE ASSETS AND GOODWILL

Intangible assets

As of December 31, 2022 and 2021, intangible assets that will continue to be amortized and those not amortized were:

	Weighted Average Amortization Period (years)	2022			2021		
		Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Amortized intangible assets:							
Water pumping rights	usage	$ 1,084	$ 132	$ 952	$ 1,084	$ 127	$ 957
Water planning studies	14	16,354	9,222	7,132	22,153	15,230	6,923
Leasehold improvements and other	14	3,192	1,614	1,578	2,851	1,477	1,374
Total		$20,630	$10,968	$9,662	$26,088	$16,834	$9,254
Unamortized intangible assets:							
Perpetual water rights and other		$ 7,149	$ —	$7,149	$ 3,867	$ —	$3,867

Water pumping rights usage is the amount of water pumped from aquifers to be treated and distributed to customers.

For the year ended December 31, 2022, 2021, and 2020 amortization of intangible assets was $1.5 million, $1.4 million, and $1.1 million, respectively.

Estimated future amortization expense related to intangible assets are shown in the table below:

Year Ending December 31,	Estimated Future Amortization Expense Related to Intangible Assets
2023	$1,357
2024	1,244
2025	1,116
2026	798
2027	559
Thereafter	4,588
Total	$9,662

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Beginning balance	$36,814	$31,842
Acquisitions	—	5,424
Acquisition adjustment	—	(452)
Total ending goodwill balance	$36,814	$36,814

Dollar amounts in thousands unless otherwise stated

6 EQUITY

As of December 31, 2022 and 2021, 55,597,855 and 53,715,569 shares, respectively, of common stock were issued and outstanding.

Effective January 1, 2019, the Company implemented an Employee Stock Purchase Plan (ESPP). Under the ESPP, qualified employees are permitted to purchase the Company's common stock at 90% of the market value of the common stock on the specified stock purchase date. The ESPP is deemed compensatory and compensation costs will be accounted for under ASC 718, Stock Compensation. Employees' payroll deductions for common stock purchases may not exceed 10% of their salaries. Employees may purchase up to 2,000 shares per period provided that the value of the shares purchased in any calendar year may not exceed $25,000, as calculated pursuant to the ESPP. The Company recorded expense of $0.2 million for 2022, 2021, and 2020. The Company issued 40,095, 37,460 and 43,332 shares of common stock related to the ESPP in 2022, 2021 and 2020, respectively.

On April 29, 2022, the Company entered into an equity distribution agreement to sell shares of its common stock having an aggregate gross sales price of up to $350.0 million from time to time depending on market conditions through an at-the-market equity program over the next three years. The Company intends to use the net proceeds from these sales, after deducting commissions on such sales and offering expenses, for general corporate purposes, which may include working capital, construction and acquisition expenditures, investments and repurchases, and redemptions of securities. The Company sold 1,802,063 shares of common stock through its at-the-market equity program and raised proceeds of $104.6 million net of $1.1 million in commissions paid under the equity distribution agreement in 2022. The Company also incurred $0.1 million of equity issuance costs in 2022.

On October 31, 2019, the Company entered into an equity distribution agreement to sell shares of its common stock having an aggregate gross sales price of up to $300.0 million from time to time depending on market conditions through an at-the-market equity program. The equity distribution agreement concluded in the fourth quarter of 2021. The Company used the net proceeds from these sales, after deducting commissions on such sales and offering expenses, for general corporate purposes, which may include working capital, construction and acquisition expenditures, investments and repurchases, and redemptions of securities. In 2021, the Company sold 3,286,865 shares of common stock through the at-the-market equity program and raised proceeds of $195.9 million net of $2.0 million in commissions paid under the equity distribution agreement. The Company also incurred $0.2 million of equity issuance costs in 2021.

As approved by the Company's stockholders at the 2022 Annual Meeting, effective July 26, 2022, the aggregate number of shares of common stock which the Company shall have authority to issue was increased from 68.0 million shares to 136.0 million shares. All of these shares are of one and the same series, namely shares of common stock with par value of $0.01 per share.

Dividend Reinvestment and Stock Repurchase Plan

The Company has a Dividend Reinvestment and Stock Purchase Plan (DRIP Plan). Under the DRIP Plan, stockholders may reinvest dividends to purchase additional Company common stock without commission fees. The DRIP Plan also allows existing stockholders and other interested investors to purchase Company common stock through the transfer agent up to certain limits. The Company's transfer agent operates the DRIP Plan and purchases shares on the open market to provide shares for the DRIP Plan.

Form 10-K

Dollar amounts in thousands unless otherwise stated

7 SHORT-TERM BORROWINGS

On March 29, 2019, the Company and Cal Water entered into certain syndicated credit agreements, which provide for unsecured revolving credit facilities of up to an initial aggregate amount of $550.0 million for a term of five years. The revolving credit facilities amend, expand, and replace the Company's and its subsidiaries' prior credit facilities originally entered into on May 10, 2015. The new credit facilities extended the terms until March 29, 2024, and increased Cal Water's unsecured revolving line of credit. The Company and subsidiaries that it designates may borrow up to $150.0 million under the Company's revolving credit facility. Cal Water may borrow up to $400.0 million under its revolving credit facility. All borrowings must be repaid within 24 months unless a different period is required or authorized by the CPUC. Additionally, the credit facilities may be increased by up to an incremental $150.0 million under the Cal Water facility and $50.0 million under the Company facility, subject in each case to certain conditions. The proceeds from the revolving credit facilities may be used for working capital purposes. Borrowings under the credit facilities typically have maturities varying between one month and six months and will bear interest annually at a rate equal to (i) the base rate or (ii) the Eurodollar rate, plus an applicable margin of 0.650% to 0.875%, depending on the Company and its subsidiaries' consolidated total capitalization ratio.

The revolving credit facilities contain affirmative and negative covenants and events of default customary for credit facilities of this type including, among other things, limitations and prohibitions relating to additional indebtedness, liens, mergers, and asset sales. Also, these unsecured credit agreements contain financial covenants governing the Company and its subsidiaries' consolidated total capitalization ratio and interest coverage ratio.

As of each of December 31, 2022 and 2021, the outstanding borrowings on the Company lines of credit were $35.0 million. Outstanding borrowings on the Cal Water lines of credit as of December 31, 2022 were $35.0 million and there were no outstanding borrowings as of December 31, 2021. The average borrowing rate for borrowings on the Company and Cal Water lines of credit during 2022 was 2.74% compared to 0.98% for the same period last year.

Dollar amounts in thousands unless otherwise stated

8 LONG-TERM DEBT

As of December 31, 2022 and 2021, long-term debt outstanding was:

	Series	Interest Rate	Maturity Date	2022	2021
First Mortgage Bonds	ZZZ	2.870%	2051	$ 130,000	$ 130,000
	1	3.020%	2061	150,000	150,000
	YYY	4.170%	2059	200,000	200,000
	WWW	4.070%	2049	100,000	100,000
	VVV	3.400%	2029	100,000	100,000
	TTT	4.610%	2056	10,000	10,000
	SSS	4.410%	2046	40,000	40,000
	QQQ	3.330%	2025	50,000	50,000
	RRR	4.310%	2045	50,000	50,000
	PPP	5.500%	2040	100,000	100,000
	AAA	7.280%	2025	20,000	20,000
	BBB	6.770%	2028	20,000	20,000
	CCC	8.150%	2030	20,000	20,000
	DDD	7.130%	2031	20,000	20,000
	EEE	7.110%	2032	20,000	20,000
	GGG	5.290%	2022	—	1,818
	HHH	5.290%	2022	—	1,818
	III	5.540%	2023	909	1,818
	OOO	6.020%	2031	20,000	20,000
Total First Mortgage Bonds				1,050,909	1,055,454
California Department of Water Resources Loans		1.48%-1.69%	2027-2039	4,515	4,832
Other long-term debt				5,485	6,039
Unamortized debt issuance costs				(5,112)	(5,339)
Total long-term debt, net of unamortized debt issuance costs				1,055,797	1,060,986
Less current maturities of long-term debt, net				3,310	5,192
Long-term debt, net				$1,052,487	$1,055,794

Maturities of long-term debt as of December 31, 2022 are as follows:

Year Ending December 31,	Long-term debt*
2023	$ 1,283
2024	376
2025	70,354
2026	356
2027	334
Thereafter	982,977

* Excludes maturities for finance lease obligations. See note 14 for maturities for finance lease obligations.

On May 11, 2021, Cal Water completed the sale and issuance of $280.0 million in aggregate principal amount of First Mortgage Bonds (the Bonds) in a private placement. The Bonds consist of $130.0 million of 2.87% bonds,

Dollar amounts in thousands unless otherwise stated

8 LONG-TERM DEBT (Continued)

series ZZZ, maturing May 11, 2051, and $150.0 million of 3.02% bonds, series 1, maturing May 11, 2061. Interest on the bonds accrues semi-annually and is payable in arrears. The Bonds will rank equally with all of Cal Water's other First Mortgage Bonds and will be secured by liens on Cal Water's properties, subject to certain exceptions and permitted liens. Cal Water used the net proceeds from the sale of the Bonds to refinance existing indebtedness and for general corporate purposes. The Bonds were not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On October 4, 2011, Cal Water entered into a finance lease arrangement with the City of Hawthorne to operate the City's water system for a 15-year period. The $3.2 million and $3.9 million finance lease liability as of December 31, 2022 and 2021, respectively, is included in other long-term debt and current maturities set forth above.

9 OTHER ACCRUED LIABILITIES

As of December 31, 2022 and 2021, other accrued liabilities were:

	2022	2021
Accrued and deferred compensation	$23,188	$19,169
Accrued benefits and workers' compensation claims	6,953	5,923
Unearned revenue and customer deposits	8,138	3,937
Uninsured loss reserve	5,320	3,502
Due to contracts and agencies	3,101	3,051
Current portion of operating lease	1,065	1,802
Other	5,252	5,163
Total other accrued liabilities	$53,017	$42,547

10 INCOME TAXES

Income tax expense (benefit) consisted of the following:

	Federal	State	Total
2022			
Current	$ 1,857	$ 3	$ 1,860
Deferred	4,726	(211)	4,515
Total income tax	$ 6,583	$ (208)	$ 6,375
2021			
Current	$ —	$ 3,446	$ 3,446
Deferred	3,322	(2,676)	646
Total income tax	$ 3,322	$ 770	$ 4,092
2020			
Current	$ —	$ 3	$ 3
Deferred	14,692	(2,677)	12,015
Total income tax	$14,692	$(2,674)	$12,018

Dollar amounts in thousands unless otherwise stated

10 INCOME TAXES (Continued)

The Company's 2022, 2021, and 2020 qualified tax repairs and maintenance deductions totaled $128.0 million, $125.5 million, and $164.0 million, respectively.

At December 31, 2022, the Company had U.S. federal and U.S. state tax net operating loss carry-forwards of approximately $46.4 million and $144.0 million respectively. The U.S. federal and U.S. state net operating loss carry-forwards will both expire at various dates beginning in tax year 2028.

The difference between the recorded and the statutory income tax expense is reconciled in the table below:

	2022	2021	2020
Statutory income tax	$ 21,344	$ 22,065	$22,858
Increase (reduction) in taxes due to:			
State income taxes net of federal tax benefit	7,383	7,334	7,598
Effect of regulatory treatment of fixed asset differences	(6,274)	(6,327)	(9,201)
Investment tax credits	(74)	(74)	(74)
AFUDC equity	(1,155)	(891)	(1,392)
Stock based stock compensation	455	791	523
TCJA refund	(13,919)	(19,417)	(9,470)
Other	(1,385)	611	1,176
Total income tax	$ 6,375	$ 4,092	$12,018

The effect of regulatory treatment of fixed asset differences includes estimated repair and maintenance deductions and asset related flow through items.

On December 22, 2017, the U.S. government enacted expansive tax legislation commonly referred to as the TCJA. Among other provisions, the TCJA reduces the federal income tax rate from 35 percent to 21 percent beginning on January 1, 2018 and eliminated bonus depreciation for utilities. The TCJA required the Company to re-measure all existing deferred income tax assets and liabilities to reflect the reduction in the federal tax rate.

As of December 31, 2022, the TCJA refund liability was $108.4 million. The Company continues working with other state regulators to finalize the refund to confirm compliance with federal normalization rules.

Form 10-K

Dollar amounts in thousands unless otherwise stated

10 INCOME TAXES (Continued)

The deferred tax assets and deferred tax liabilities as of December 31, 2022 and 2021, are presented in the following table:

	2022	2021
Deferred tax assets:		
Developer deposits for contributions in aid of construction	$ 31,589	$ 31,777
Net operating loss carry-forward and tax credits	18,329	29,206
Pension liability	13,860	13,570
Income tax regulatory liability	22,838	26,565
Operating leases liabilities	4,170	4,310
Other	4,264	2,439
Total deferred tax assets	95,050	107,867
Deferred tax liabilities:		
Property related basis and depreciation differences	393,007	362,139
WRAM/MCBA and interim rates balancing accounts	14,192	22,124
Operating lease-right to use asset	4,130	4,286
Other	13,972	13,965
Total deferred tax liabilities	425,301	402,514
Net deferred tax liabilities	$330,251	$294,647

Based on historical taxable income and future taxable income projections over the period in which the deferred assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deductible differences.

The following table reconciles the changes in unrecognized tax benefits for the periods ended December 31 2022, 2021, and 2020:

	2022	2021	2020
Balance at beginning of year	$15,850	$13,960	$11,008
Additions for tax positions taken during current year	1,955	1,890	2,952
Lapse of statute of limitations	(4,199)	—	—
Balance at end of year	$13,606	$15,850	$13,960

The Company does not expect a material change in its unrecognized tax benefits within the next 12 months. The component of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2022, was $4.4 million, with the remaining balance representing the potential deferral of taxes to later years.

The Company's federal income tax years subject to an examination are from 2017 to 2022 and the state income tax years subject to an examination are from 2012 to 2022.

Dollar amounts in thousands unless otherwise stated

11 EMPLOYEE BENEFIT PLANS

Savings Plan

The Company sponsors a 401(k) qualified defined contribution savings plan that allows participants to contribute up to 20% of pre-tax compensation. Effective January 1, 2010, the Company matches 75 cents for each dollar contributed by the employee up to a maximum Company match of 6.0% of base salary. Company contributions were $7.1 million, $7.4 million, and $6.5 million for the years 2022, 2021 and 2020, respectively.

Pension Plans

The Company provides a qualified, defined-benefit, non-contributory pension plan for substantially all employees. The accumulated benefit obligations of the pension plan are $505.9 million and $650.2 million as of December 31, 2022 and 2021, respectively. The fair value of pension plan assets was $637.3 million and $810.5 million as of December 31, 2022 and 2021, respectively.

Prior to 2010, pension payment obligations were generally funded by the purchase of an annuity from a life insurance company. Beginning in 2010, the pension plan trust pays monthly benefits to retirees, rather than the purchase of an annuity.

The Company also maintains an unfunded, non-qualified, supplemental executive retirement plan (SERP). The unfunded SERP accumulated benefit obligations were $69.3 million and $80.5 million as of December 31, 2022 and 2021, respectively. Benefit payments under the supplemental executive retirement plan are paid currently. As a non-qualified plan, the SERP has no plan assets, however, the Company has a Rabbi trust designated to provide funding for SERP obligations. The Rabbi trust holds investments in marketable securities and corporate-owned life insurance. The recorded value of these investments was approximately $59.0 million and $63.9 million at December 31, 2022 and 2021, respectively, and is part of “Other” noncurrent assets on the Consolidated Balance Sheets.

Expected payments to be made for the pension and SERP plans are shown in the table below:

Year Ending December 31,	Pension	SERP	Total
2023	$ 18,609	$ 2,599	$ 21,208
2024	20,400	2,832	23,232
2025	22,164	3,084	25,248
2026	24,026	3,369	27,395
2027	25,932	3,709	29,641
2028-2032	158,918	23,308	182,226
Total payments	$270,049	$38,901	$308,950

The expected benefit payments are based upon the same assumptions used to measure the Company’s benefit obligation at December 31, 2022, and include estimated future employee service.

The costs of the pension and retirement plans are charged to expense and utility plant. The Company makes annual contributions to fund the amounts accrued for pension cost.

Other Postretirement Plan

The Company provides substantially all active, permanent employees with medical, dental, and vision benefits through a self-insured plan. Employees retiring at or after age 58, along with their spouses and dependents, continue

Form 10-K

Dollar amounts in thousands unless otherwise stated

11 EMPLOYEE BENEFIT PLANS (Continued)

participation in the plan by payment of a premium. Plan assets are invested in mutual funds, short-term money market instruments and commercial paper based upon a similar asset mix to the pension plan. Retired employees are also provided with a $10,000 dollar life insurance benefit.

The Company records the costs of postretirement benefits other than pensions (PBOP) during the employees' years of active service. Postretirement benefit expense recorded in 2022, 2021, and 2020, was $0.1 million, $0.2 million, and $5.2 million, respectively. The remaining net periodic benefit cost was $0.2 million at December 31, 2022, and is being recovered through future customer rates and is recorded as a regulatory asset.

The expected benefit payments, net of retiree premiums and Medicare Part D subsidies, are shown in the table below.

Year Ending December 31,	Expected Benefit Payments Before Medicare Part D Subsidy	Effect of Medicare Part D Subsidy on Expected Benefit Payments	Expected Benefit Payments Net of Medicare Part D Subsidy
2023	$ 3,547	$ (249)	$ 3,298
2024	3,967	(270)	3,697
2025	4,235	(299)	3,936
2026	4,512	(327)	4,185
2027	4,868	(355)	4,513
2028-2032	29,324	(2,215)	27,109
Total payments	$50,453	$(3,715)	$46,738

Benefit Plan Assets

The Company actively manages pension and PBOP trust (Plan) assets. The Company's investment objectives are:

- Maximize the return on the assets, commensurate with the risk that the Company deems appropriate to meet the obligations of the Plans, minimize the volatility of the pension expense, and account for contingencies;
- Generate a rate of return for the total portfolio that equals or exceeds the actuarial investment rate assumption;

Additionally, the rate of return of the total fund is measured periodically against an index comprised of 35% of the Standard & Poor's Index, 15% of the Russell 2000 Index, 10% of the MSCI EAFE Index, and 40% of the Bloomberg Barclays U.S. Aggregate Bond Index. The index is consistent with the Company's rate of return objective and indicates the Company's long-term asset allocation objective.

The Company applies a risk management framework for managing the risks associated with employee benefit plan trust assets. The guiding principles of this risk management framework are the clear articulation of roles and responsibilities, appropriate delegation of authority, and proper accountability and documentation. Trust investment policies and investment manager guidelines include provisions to ensure prudent diversification, manage risk through appropriate use of physical direct asset holdings and derivative securities, and identify permitted and prohibited investments. In 2022, the Company retained an investment manager to be the Company's Outsourced Chief Investment Officer (OCIO) and the OCIO was required to make investment decisions within the parameters of the Company's investment policies and guidelines.

Dollar amounts in thousands unless otherwise stated

11 EMPLOYEE BENEFIT PLANS (Continued)

The Company's target asset allocation percentages for major categories of the plan assets are reflected in the table below:

	Minimum Exposure	Target	Maximum Exposure
Fixed Income	35%	40%	45%
Total Domestic Equity:	35%	40%	45%
Small/Mid Cap Stocks	5%	12%	25%
Large Cap Stocks	25%	28%	45%
Emerging markets	3%	6%	9%
Non-U.S. Equities	11%	14%	17%

The fixed income category includes money market funds, short-term bond funds, and cash. The majority of fixed income investments range in maturities from less than 1 to 5 years.

The Company's target allocation percentages for the PBOP trust is similar to the pension plan.

The Company uses the following criteria to select investment funds:

- Fund past performance;
- Fund meets criteria of Employee Retirements Income Security Act (ERISA);
- Timeliness and completeness of fund communications and reporting to investors;
- Stability of fund management company;
- Fund management fees; and
- Administrative costs incurred by the Plan.

Plan Fair Value Measurements

The fair value measurements standard establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the standard are described below:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology include:

- Quoted market prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Form 10-K

Dollar amounts in thousands unless otherwise stated

11 EMPLOYEE BENEFIT PLANS (Continued)

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following tables present the fair value of plan assets by major asset category at December 31, 2022 and 2021:

	December 31, 2022							
	Pension Benefits				Other Benefits			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Fixed Income	$588	$—	$—	$ 588	$18,060	$—	$—	$ 18,060
Domestic Equity: Small/Mid Cap Stocks	—	—	—	—	5,654	—	—	5,654
Domestic Equity: Large Cap Stocks	—	—	—	—	—	—	—	—
Non U.S. Equities	—	—	—	—	6,928	—	—	6,928
Emerging markets	—	—	—	—	3,027	—	—	3,027
Assets measured at net asset value (NAV)	—	—	—	636,742	—	—	—	111,017
Total Plan Assets	$588	$—	$—	$637,330	$33,669	$—	$—	$144,686

	December 31, 2021							
	Pension Benefits				Other Benefits			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Fixed Income	$126,062	$—	$—	$126,062	$ 63,713	$—	$—	$ 63,713
Domestic Equity: Small/Mid Cap Stocks	63,379	—	—	63,379	—	—	—	—
Domestic Equity: Large Cap Stocks	218,868	—	—	218,868	105,723	—	—	105,723
Non U.S. Equities	35,311	—	—	35,311	—	—	—	
Assets measured at NAV				366,849				—
Total Plan Assets	$443,620	$—	$—	$810,469	$169,436	$—	$—	$169,436

In 2022, the shift in the plan asset categories was due to a change in investment strategy by the OCIO.

The pension benefits fixed income category includes $0.6 million and $11.0 million of money market fund investments as of December 31, 2022 and 2021, respectively. The other benefits fixed income category includes no market fund investments as of December 31, 2022 and $3.0 million of money market fund investments as of December 31, 2021.

Assets measured at NAV include investments in commingled funds that are comprised of fixed income and equity securities. These commingled funds are not publicly traded, and therefore no publicly quoted market price is readily available. The values of the commingled funds are measured at estimated fair value, which is determined based on the unit value of the funds and have not been classified in the fair value hierarchy tables above. There are no restrictions on the terms and conditions upon which the investments may be redeemed.

Dollar amounts in thousands unless otherwise stated

11 EMPLOYEE BENEFIT PLANS (Continued)

Changes in Plan Assets, Benefits Obligations, and Funded Status

The following table reconciles the funded status of the plans with the accrued pension liability and the net postretirement benefit liability as of December 31, 2022 and 2021:

	Pension Benefits		Other Benefits	
	2022	2021	2022	2021
Change in projected benefit obligation:				
Beginning of year	$ 887,477	$833,939	$142,470	$130,658
Service cost	34,847	35,055	6,830	6,072
Interest cost	25,596	21,667	4,009	3,217
Actuarial loss (gain)(1)	(243,769)	13,520	(49,462)	5,276
Plan amendment	—	—	—	—
Benefits paid, net of retiree premiums	(18,897)	(16,704)	(2,095)	(2,753)
End of year	$ 685,254	$887,477	$101,752	$142,470
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 810,469	$716,794	$169,436	$147,057
Actual return on plan assets	(171,517)	84,488	(23,326)	23,160
Employer contributions	17,275	25,891	671	1,972
Retiree contributions and Medicare part D subsidies	—	—	2,176	2,199
Benefits paid	(18,897)	(16,704)	(4,421)	(5,057)
Other adjustments	—	—	150	105
Fair value of plan assets at end of year	$ 637,330	$810,469	$144,686	$169,436
Funded status(2)	$ (47,924)	$ (77,008)	$ 42,934	$ 26,966
Unrecognized actuarial loss (gain)	(19,512)	12,323	(44,555)	(29,327)
Unrecognized prior service cost	3,205	4,174	1,583	1,738
Net amount recognized	$ (64,231)	$ (60,511)	$ (38)	$ (623)

(1) The actuarial gain for pension and other benefits in 2022 was mainly due to a higher discount rate used in the calculation.

(2) The short-term portion of the pension benefits was $2.6 million as of December 31, 2022 and $2.1 million as of December 31, 2021 and was recorded as part of other accrued liabilities on the Company's Consolidated Balance Sheets.

Dollar amounts in thousands unless otherwise stated

11 EMPLOYEE BENEFIT PLANS (Continued)

Amounts recognized on the balance sheet consist of:

	Pension Benefits		Other Benefits	
	2022	2021	2022	2021
Noncurrent assets(1)	$ 32,848	$ 17,002	$ 42,934	$ 26,966
Accrued benefit costs	(307)	(282)	(465)	(1,124)
Accrued benefit liability(2)	(80,772)	(94,010)	—	—
Regulatory assets(3)	—	16,779	171	829
Regulatory liabilities(3)	(16,000)	—	(42,678)	(27,294)
Net amount recognized	$(64,231)	$(60,511)	$ (38)	$ (623)

(1) Noncurrent assets represent the overfunded status of the employee pension plan and PBOP plan in 2022 and 2021. The amounts are recorded as part “Other” noncurrent assets on the Consolidated Balance Sheets.

(2) Accrued benefit liability represents the underfunded status of the SERP plan in 2022 and 2021. The amounts are recorded as part of “Pension” in the Consolidated Balance Sheets.

(3) Changes in the funded status of the plans that would be recorded in accumulated other comprehensive income for an unregulated entity are recorded as a regulatory assets and liabilities as the Company believes it is probable that an amount equal to the regulatory asset or liability will be collected or refunded through the setting of future rates.

Valuation Assumptions

Below are the actuarial assumptions used in determining the benefit obligation for the benefit plans:

	Pension Benefits		Other Benefits	
	2022	2021	2022	2021
Weighted average assumptions as of December 31:				
Discount rate—employee pension plan	5.27%	3.28%		—
Discount rate—SERP	5.24%	3.18%		—
Discount rate—other benefits	—	—	5.27%	3.27%
Long-term rate of return on plan assets	7.50%	6.34%	7.36%	5.88%
Rate of compensation increases—employee pension plan	4.28%	4.25%		—
Rate of compensation increases—SERP	5.00%	5.00%		—
Cost of living adjustment	2.25%	2.20%		—

The long-term rate of return assumption is the expected rate of return on a balanced portfolio invested roughly 60% in equities and 40% in fixed income securities. Returns on equity investments were estimated based on estimates of dividend yield and real earnings added to a 2.25% long-term inflation rate. For the pension plans and other benefits, the assumed returns were 8.35% for domestic equities and 9.20% for foreign equities. Returns on fixed-income investments were projected based on investment maturities and credit spreads added to a 2.25% long-term inflation rate. For the pension and other benefit plans, the assumed returns were 5.18% and 4.95%, respectively, for fixed income investments. The Company is using a long-term rate of return of 7.50% for the pension plan and 7.36% for the other benefit plan.

Dollar amounts in thousands unless otherwise stated

11 EMPLOYEE BENEFIT PLANS (Continued)

Components of Net Periodic Benefit Cost

Net periodic benefit costs for the pension and other postretirement plans for the years ended December 31, 2022 and 2021, included the following components:

	Pension Plan			Other Benefits		
	2022	2021	2020	2022	2021	2020
Service cost	$ 34,847	$ 35,055	$ 36,002	$ 6,830	$ 6,072	$ 7,945
Interest cost	25,596	21,667	25,741	4,009	3,217	4,305
Expected return on plan assets	(45,228)	(39,472)	(33,086)	(9,927)	(8,769)	(7,236)
Net amortization and deferral	5,781	10,003	17,027	(824)	(293)	197
Net periodic benefit cost	$ 20,996	$ 27,253	$ 45,684	$ 88	$ 227	$ 5,211

Service cost portion of the pension plan and other postretirement benefits is recognized in administrative and general within the Consolidated Statements of Operations. Other components of net periodic benefit costs include interest costs, expected return on plan assets, amortization of prior service costs, and recognized net actuarial loss and are reported together as other components of net periodic benefit cost within the Consolidated Statements of Operations.

Below are the actuarial assumptions used in determining the net periodic benefit costs for the benefit plans, which uses the end of the prior year as the measurement date:

	Pension Benefits		Other Benefits	
	2022	2021	2022	2021
Weighted average assumptions as of December 31:				
Discount rate—employee pension plan	3.28%	3.08%	—	—
Discount rate—SERP	3.18%	2.97%	—	—
Discount rate—other benefits	—	—	3.27%	3.03%
Long-term rate of return on plan assets	6.34%	6.50%	5.88%	6.00%
Rate of compensation increases—employee pension plan	4.25%	4.00%	—	—
Rate of compensation increases—SERP	5.00%	5.00%	—	—
Cost of living adjustment	2.20%	2.10%	—	—

The health care cost trend rate assumption has a significant effect on the amounts reported. For 2022 measurement purposes, the Company assumed a 5.3% annual rate of increase in the per capita cost of covered benefits with the rate decreasing to 5.2% by 2023, then gradually grading down to 3.9% by 2060.

The Company intends to make annual contributions that meet the funding requirements of ERISA. The Company estimates in 2023 that the annual contribution to the pension plans will be $2.9 million and the annual contribution to the other postretirement plan will be $0.2 million.

Form 10-K

Dollar amounts in thousands unless otherwise stated

12 STOCK-BASED COMPENSATION PLANS

The Company's equity incentive plan was approved and amended by stockholders on April 27, 2005 and May 20, 2014. The Company is authorized to issue awards up to 2,000,000 shares of common stock.

During 2022, the Company granted RSAs of common stock to Officers and to the Board of Directors. An RSA share represents the right to receive a share of the Company's common stock and is valued based on the fair market value of the Company's common stock at the date of grant. RSAs granted to Officers vest over 36 months with the first year cliff vesting. In general, RSAs granted to Board of Directors vest at the end of 12 months. The RSAs are recognized as expense evenly over 36 months for the shares granted to Officers and 12 months for the shares granted to Board of Directors. As of December 31, 2022, there was approximately $1.7 million of total unrecognized compensation cost related to RSAs. The cost is expected to be recognized over a weighted average period of 1.6 years.

A summary of the status of the outstanding RSAs as of December 31, 2022 is presented below:

	Number of RSA Shares	Weighted-Average Grant-Date Fair Value
RSAs at January 1, 2022	62,691	$53.49
Granted	42,057	$56.42
Vested	(51,032)	$53.49
Forfeited	(1,650)	56.42
RSAs at December 31, 2022	52,066	$55.77

During 2022, the Company granted performance-based RSUs of common stock to Officers. Each award reflects a target number shares of common stock that may be issued to the award recipient. The 2022 awards may be earned upon the completion of a 3-year performance period. Whether RSUs are earned at the end of the performance period will be determined based on the achievement of certain performance objectives set by the Board of Directors Compensation Committee in connection with the issuance of the RSUs. The performance objectives are based on the Company's business plan covering the performance period. The performance objectives include achieving the budgeted return on equity, budgeted investment in utility plant, customer service standards, employee safety standards and water quality standards. Depending on the results achieved during the 3-year performance period, the actual number of shares that a grant recipient receives at the end of the performance period may range from 0% to 200% of the target shares granted, provided that the grantee is continuously employed by the Company through the vesting date. If prior to the vesting date employment is terminated by reason of death, disability or normal retirement, then a pro rata portion of this award will vest. The RSUs are recognized as expense ratably over the 3-year performance period using a fair market value of the Company's common share at the date of grant and an estimated number of RSUs earned during the performance period. As of December 31, 2022, there was approximately $2.1 million of total unrecognized compensation cost related to RSUs. The cost is expected to be recognized over a weighted average period of 1.2 years.

Dollar amounts in thousands unless otherwise stated

12 STOCK-BASED COMPENSATION PLANS (Continued)

A summary of the status of the outstanding RSUs as of December 31, 2022 is presented below:

	Number of RSU Shares	Weighted-Average Grant-Date Fair Value
RSUs at January 1, 2022	90,942	$52.71
Granted	35,911	$56.42
Performance criteria adjustment	12,173	$58.63
Vested	(32,913)	$58.63
Forfeited	(13,488)	$53.18
RSUs at December 31, 2022	92,625	$54.06

The Company has recorded compensation costs for the RSAs and RSUs which are included in administrative and general operating expenses in the amount of $4.9 million for 2022 and $6.6 million for 2021.

13 FAIR VALUE OF FINANCIAL INSTRUMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchical framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value is established by this guidance. The three levels in the hierarchy are described in Note 11—Employee Benefit Plans.

Specific valuation methods include the following:

Cash, Accounts receivable, short-term borrowings, and accounts payable carrying amounts approximated the fair value because of the short-term maturity of the instruments.

Long-term debt fair values were estimated using the published quoted market price, if available, or the discounted cash flow analysis, based on the current rates available using a risk-free rate (a U.S. Treasury securities yield curve) plus a risk premium of 0.6%.

	December 31, 2022				
		Fair Value			
	Cost	Level 1	Level 2	Level 3	Total
Long-term debt, including current maturities, net	$1,055,797	$—	$977,227	$—	$977,227

	December 31, 2021				
		Fair Value			
	Cost	Level 1	Level 2	Level 3	Total
Long-term debt, including current maturities, net	$1,060,986	$—	$1,338,831	$—	$1,338,831

Form 10-K

Dollar amounts in thousands unless otherwise stated

14 COMMITMENTS AND CONTINGENCIES

Commitments

Water Supply Contracts

The Company has long-term commitments to purchase water from water wholesalers. The commitments are noted in the table below.

	Water Supply Contracts*
2023	$ 57,705
2024	35,450
2025	35,450
2026	35,454
2027	35,454
Thereafter	482,686

* Estimated annual contractual obligations are based on the same payment levels as 2022. Includes $22.2 million of commitments to Guadalupe Blanco River Authority (GBRA) in 2023 (details below).

The Company has a long-term contract with the Santa Clara Valley Water District that requires the Company to purchase minimum annual water quantities. Purchases are priced at the districts then-current wholesale water rate. The Company operates to purchase sufficient water to equal or exceed the minimum quantities under the contract. The total paid to Santa Clara Valley Water District was $11.3 million in 2022, $11.9 million in 2021, and $15.2 million in 2020.

The Company also has a water supply contract with Stockton East Water District (SEWD) that requires a fixed monthly payment. Each year, the fixed monthly payment is adjusted for changes to SEWD's costs. The total paid under the contract was $15.3 million in 2022, $12.9 million in 2021, and $14.3 million in 2020.

On September 21, 2005, the Company entered into an agreement with Kern County Water Agency (Agency) to obtain treated water for the Company's operations. The term of the agreement is to January 1, 2035, or until the repayment of the Agency's bonds (described hereafter) occurs. Under the terms of the agreement, the Company is obligated to purchase approximately 20,500 acre feet of treated water per year. The Company is obligated to pay the Capital Facilities Charge and the Treated Water Charge regardless of whether it can use the water in its operation, and is obligated for these charges even if the Agency cannot produce an adequate amount to supply the 20,500 acre feet in the year. This agreement supersedes a prior agreement with Kern County Water Agency for the supply of 11,500 acre feet of water per year.

Three other parties, including the City of Bakersfield, are also obligated to purchase a total of 32,500 acre feet per year under separate agreements with the Agency. Further, the Agency has the right to proportionally reduce the water supply provided to all of the participants if it cannot produce adequate supplies. If any of the other parties does not use its allocation, that party is obligated to pay its contracted amount.

If any of the parties were to default on making payments of the Capital Facilities Charge, then the other parties are obligated to pay for the defaulting party's share on a pro-rata basis. If there is a payment default by a party and the remaining parties have to make payments, they are also entitled to a pro-rata share of the defaulting party's water allocation.

Dollar amounts in thousands unless otherwise stated

14 COMMITMENTS AND CONTINGENCIES (Continued)

The Company expects to use all its entitled water in its operations every year. In addition, if the Company were to pay for and receive additional amounts of water due to a default of another participating party; the Company believes it could use this additional water in its operations without incurring substantial incremental cost increases. If additional treated water is available, all parties have an option to purchase this additional treated water, subject to the Agency's right to allocate the water among the parties.

The total obligation of all parties, excluding the Company, is approximately $82.4 million to the Agency. Based on the credit worthiness of the other participants, which are government entities, it is believed to be highly unlikely that the Company would be required to assume any other parties' obligations under the contract due to their default.

The Company pays a capital facilities charge and charges related to treated water that together total $10.5 million annually, which equates to $510.67 dollars per acre foot. Total treated water charge for 2022 was $3.8 million. As treated water is being delivered, the Company will also be obligated for the Company's portion of the operating costs; that portion is currently estimated to be $72.58 dollars per acre foot. The actual amount will vary due to variations from estimates, inflation, and other changes in the cost structure. Our overall estimated cost of $510.67 dollars per acre foot is less than the estimated cost of procuring untreated water (assuming water rights could be obtained) and then providing treatment.

On August 16, 2022, BVRT Utility Holding Company (BVRT), a majority owned subsidiary of Texas Water, entered into a long-term water supply agreement with the Guadalupe Blanco River Authority (GBRA) through its wholly owned subsidiary, Camino Real Utility (Camino Real). The Company has provided a limited guarantee to GBRA for the agreed upon obligations. GBRA is a water conservation and reclamation district established by the Texas Legislature that oversees water resources for 10 counties. Under the terms of the agreement with GBRA, Camino Real is contracted to receive up to 2,419 acre-feet of potable water annually. The GBRA agreement involves four off-takers, including Camino Real, and GBRA plans to extend a potable water pipeline from the City of Lockhart to the City of Mustang Ridge and surrounding areas. Camino Real is contracted to be the utility service provider in this area of the Austin metropolitan region and to provide potable water, recycled water, and wastewater services to portions of the City of Mustang Ridge and surrounding areas. In 2022, Camino Real committed $21.5 million for its share of the cost of the pipeline project. As of December 31, 2022, this committed cash has not been transferred to GBRA and is classified as part of restricted cash on the Consolidated Balance Sheets. The Company currently expects this committed cash to be transferred to GBRA in the first half of 2023. In January of 2023, Camino Real committed an additional $11.1 million for its share of the cost of the pipeline project.

Leases

The Company has operating and finance leases for water systems, offices, land easements, licenses, equipment, and other facilities. The leases generally have remaining lease terms of 1 year to 50 years, some of which include options to extend the lease for up to 25 years. The exercise of lease renewal options is at the Company's sole discretion. Most of the Company's lease agreements contain mutual termination options that require prior written notice by either lessee or lessor. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Certain leases include options to purchase the leased property. The depreciable life of the assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option that is reasonably certain of exercise. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet as the Company applied the short-term lease exception allowed by the Financial Accounting Standards Board guidance. Lease expense for these leases is recognized on a straight-line basis over the lease term. A subset of the Company's leases contains variable lease payments that depend on changes in the CPI.

Dollar amounts in thousands unless otherwise stated

14 COMMITMENTS AND CONTINGENCIES (Continued)

The Company determines if an arrangement is a lease at contract inception. Generally, a lease agreement exists if the Company determines that the arrangement gives the Company control over the use of an identified asset and obtains substantially all of the benefits from the identified asset.

The right-of-use (ROU) assets that are recorded represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's operating leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU asset and lease liability may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Variable lease payments that are based on changes in CPI are included in the measurement of ROU asset and lease liability on the basis of the rate at lease commencement. Subsequent changes to the payments as a result of changes to the CPI rate are recognized in the period in which the obligation of these payments is incurred.

Supplemental balance sheet information related to leases was as follows:

	As of December 31, 2022	As of December 31, 2021
Operating leases		
Other assets: Other	$14,762	$15,318
Other accrued liabilities	$1,065	$1,802
Other long-term liabilities	13,838	13,601
Total operating lease liabilities	$14,903	$15,403
Finance leases		
Depreciable plant and equipment	$19,820	$19,494
Accumulated depreciation and amortization	(14,017)	(12,411)
Net utility plant	$5,803	$7,083
Current maturities of long-term debt, net	$2,555	$809
Long-term debt, net	2,675	4,918
Total finance lease liabilities	$5,230	$5,727
Weighted average remaining lease term		
Operating leases	119 months	129 months
Finance leases	32 months	46 months
Weighted average discount rate		
Operating leases	3.5%	3.4%
Finance leases	4.4%	4.6%

Dollar amounts in thousands unless otherwise stated

14 COMMITMENTS AND CONTINGENCIES (Continued)

The components of lease expense were as follows:

	2022	2021
Operating lease cost	$2,514	$2,464
Finance lease cost:		
Amortization of right-of-use assets	$1,606	$1,598
Interest on lease liabilities	246	282
Total finance lease cost	$1,852	$1,880
Short-term lease cost	$2,101	$2,079
Variable lease cost	519	415
Total lease cost	$6,986	$6,838

Supplemental cash flow information related to leases was as follows:

	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$2,498	$2,445
Operating cash flows from finance leases	$ 246	$ 282
Financing cash flows from finance leases	$ 824	$ 766
Non-cash activities: right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$1,634	$1,707
Finance leases	$ 326	$1,286

Maturities of lease liabilities as of December 31, 2022 are as follows:

Year Ending December 31,	Operating Leases	Finance Leases
2023	$ 2,433	$2,747
2024	2,089	968
2025	1,798	1,212
2026	1,638	705
2027	1,472	—
Thereafter	8,180	—
Total lease payments	17,610	5,632
Less imputed interest	(2,707)	(402)
Total	$14,903	$5,230

Contingencies

Groundwater Contamination

The Company has undertaken litigation against third parties to recover past and future costs related to ground water contamination in our service areas. The cost of litigation is expensed as incurred and any settlement is first offset against such costs. The CPUC's general policy requires all proceeds from contamination litigation to be used first to pay transactional expenses, then to make customers whole for water treatment costs to comply with the CPUC's water quality standards. The CPUC allows for a risk-based consideration of contamination proceeds which

Dollar amounts in thousands unless otherwise stated

14 COMMITMENTS AND CONTINGENCIES (Continued)

exceed the costs of the remediation described above and may result in some sharing of proceeds with the shareholder, determined on a case by case basis. The CPUC has authorized various memorandum accounts that allow the Company to track significant litigation costs to request recovery of these costs in future filings and uses of proceeds to comply with CPUC's general policy.

As previously reported, Cal Water has filed with the City of Bakersfield, in the Superior Court of California, a lawsuit that names potentially PRPs, who manufactured and distributed products containing TCP in California. TCP has been detected in the ground water. The lawsuit seeks to recover treatment costs necessary to remove TCP. On December 20, 2017, Cal Water entered into an $85.0 million settlement agreement and release of claims with the PRPs, in ***California Water Service Company and City of Bakersfield v. The Dow Chemical Company, et al., Civil Case No. CIV-470999*** (TCP Action). The TCP Action sought damages and other relief related to the PRPs' alleged contamination of drinking water supply and water wells with the chemical TCP. The proceeds from the settlement, after payment of the legal fees, was $56.0 million and was used to reimburse a portion of the capital costs associated with Cal Water's remediation efforts related to such alleged TCP contamination. As of December 31, 2021, Cal Water used all of the proceeds on remediation efforts related to the alleged TCP contamination. Under the terms of the Agreement, the PRPs are released from all claims regarding 47 of the 57 total claimed wells, and Cal Water agreed to file a dismissal with prejudice of the TCP Action. The PRPs are also released from future claims regarding TCP contamination of any other wells, unless and until Cal Water has installed granular activated carbon filtration systems or other then-approved Sate treatment technology for TCP on, or replaced, 36 wells due to TCP contamination.

Other Legal Matters

From time to time, the Company is involved in various disputes and litigation matters that arise in the ordinary course of business. The status of each significant matter is reviewed and assessed for potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount of the range of loss can be estimated, a liability is accrued for the estimated loss in accordance with the accounting standards for contingencies. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based on the best information available at the time. While the outcome of these disputes and litigation matters cannot be predicted with any certainty, management does not believe when taking into account existing reserves the ultimate resolution of these matters will materially affect the Company's financial position, results of operations, or cash flows. The Company has recognized a liability of $5.3 million for all known legal matters as of December 31, 2022 primarily due to potable water main leaks and other work related legal matters. The cost of litigation is expensed as incurred and any settlement is first offset against such costs. Any settlement in excess of the cost to litigate is accounted for on a case by case basis, dependent on the nature of the settlement.

15 ACQUISITIONS

BVRT Utility Holding Company (BVRT) (Texas Water)

In May of 2021, Texas Water became the majority owner of BVRT, a Texas-based utility development company owning and operating four wastewater utilities serving growing communities outside of Austin and San Antonio. Texas Water initially invested funds to enable BVRT to continue to build wastewater infrastructure and converted its investment to equity. BVRT's five wastewater utilities currently serve or are under contract to serve over 3,800 connections, with an estimated potential total build-out of more than 61,000 connections.

Balance sheets and pro forma results of operations for this acquisition have not been presented since the impact of the acquisition was not material.

15 ACQUISITIONS (Continued)

Kapalua Water Company and Kapalua Waste Treatment Company (Hawaii Water)

In the first quarter of 2021, Hawaii Water received approval from the HPUC to acquire the assets of Kapalua Water Company and Kapalua Waste Treatment Company from Maui Land and Pineapple Company. Hawaii Water paid $4.2 million in cash and took control of the water and wastewater systems on May 1, 2021. Kapalua's water and wastewater systems serve homes, hotels, condominiums, golf courses, restaurants, and other resort amenities in West Maui. Hawaii Water will invest in the water and wastewater system infrastructure to keep service reliable for customers' every day and emergency needs, and is committed to providing safe, high-quality water and excellent customer service to local residents, businesses, and visitors.

Assets acquired were $1.6 million of utility plant and liabilities of $0.3 million were assumed. Goodwill of $2.9 million was recorded and consists largely of the synergies expected from combining the operations of Kapalua Water Company and Kapalua Waste Treatment Company and Hawaii Water.

The Company expects all the goodwill from the acquisition to be deductible for tax purposes.

Balance sheets and pro forma results of operations for this acquisition have not been presented since the impact of the acquisition was not material.

16 IMMATERIAL RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's Consolidated Financial Statements for the year ended December 31, 2021, during the fourth quarter of 2022, the Company identified an immaterial error for a regulatory liability and corresponding decreases to operating revenue and deferred income taxes that were not recorded in 2019 associated with customer refunds. The error does not impact customer billings or cash refunded to customers.

The Company corrected the error in the accompanying Consolidated Financial Statements through a restatement of the opening retained earnings balance for the year ended December 31, 2020. The Company believes the correction of the error is immaterial to the previously issued Consolidated Financial Statements for prior periods.

The corrections to the Company's Consolidated Balance Sheet as of December 31, 2021 were as follows:

Consolidated Balance Sheet

	December 31, 2021		
	As Previously Reported	Corrections	As Corrected
		(In thousands)	
CAPITALIZATION AND LIABILITIES			
Capitalization:			
Retained earnings	$ 525,936	$(11,063)	$ 514,873
Total equity	$1,182,980	$(11,063)	$1,171,917
Total capitalization	$2,238,774	$(11,063)	$2,227,711
Current liabilities:			
Regulatory balancing accounts	$ 17,547	$ 15,361	$ 32,908
Total current liabilities	$ 256,576	$ 15,361	$ 271,937
Deferred income taxes	$ 298,945	$ (4,298)	$ 294,647

Form 10-K

16 IMMATERIAL RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS (Continued)

The Company also corrected corresponding December 31, 2021 amounts included in Note 4 and Note 10.

The corrections to the Company's Consolidated Statements of Equity for the years ended December 31, 2021 and 2020 were as follows:

	As of December 31, 2021		
	As Previously Reported	Corrections	As Corrected
	(In thousands)		
Retained earnings	$ 525,936	$(11,063)	$ 514,873
Total equity	$1,182,980	$(11,063)	$1,171,917

	As of December 31, 2020		
	As Previously Reported	Corrections	As Corrected
	(In thousands)		
Retained earnings	$472,209	$(11,063)	$461,146
Total equity	$921,344	$(11,063)	$910,281

	As of December 31, 2019		
	As Previously Reported	Corrections	As Corrected
	(In thousands)		
Retained earnings	$417,146	$(11,063)	$406,083
Total equity	$779,906	$(11,063)	$768,843

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Management's Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management, including the Chief Executive Officer and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Accordingly, our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, we concluded that our disclosure controls and procedures were not effective due to a material weakness in internal control over financial reporting described below.

Notwithstanding the material weakness described below, based on the additional analysis and other post-closing procedures performed, management believes the audited Consolidated Financial Statements and other financial information included in this Annual Report on Form 10-K, are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control—Integrated Framework (2013)". As a result of the material weakness in internal control over financial reporting described below, management has concluded that, our internal control over financial reporting was not effective as of December 31, 2022. Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in their report, which is included in Item 8 and incorporated herein.

A material weakness, as defined in Exchange Act Rule 12b-2, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Identification of the Material Weakness in Internal Controls over Financial Reporting: The Company did not design and maintain effective internal controls over the completeness of its accounting for regulatory assets and liabilities, specifically controls over the identification of regulatory filings by the Company during the period that are then reviewed to determine their potential accounting impact. A regulatory liability and corresponding decreases to operating revenue and deferred income taxes that had not been previously recorded for customer refunds in 2019 was identified during the fourth quarter of 2022 and has subsequently been corrected. Refer to Note 16 to the audited Consolidated Financial Statements for further information.

Changes in Internal Control over Financial Reporting

Other than the material weakness noted above, there were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Plan for Remediation of the Material Weakness in Internal Control over Financial Reporting

Company management, with the oversight of the Audit Committee of the Board of Directors, is actively engaged in the planning for and implementation of remediation efforts to address the material weakness. Management plans to implement the following change in order to remediate the material weakness:

- Management will implement the following control. Monthly, members of the rates and accounting departments will meet to evaluate the nature of all regulatory activity (examples include advice letter filings, GRC applications, testimony, and settlements) that has occurred during the month and expected to occur in the subsequent months. Accounting will determine the required accounting for the discussed activity and a memo will be written and reviewed to conclude on any accounting.

Management is committed to continuous improvement of the Company's financial reporting controls and will continue to diligently review the Company's internal controls over financial reporting. As management continues to evaluate and work to improve internal controls over financial reporting, the Company may determine to take additional measures to address the material weakness or determine to modify certain of the remediation measures described above.

Management will implement the remediation plan during the first quarter of 2023.

Item 9B. *Other Information*.

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*.

Not applicable.

Item 10. *Directors and Executive Officers and Corporate Governance.*

The information required by this Item as to directors of the Company and the Company's Audit Committee is contained in the sections captioned "Board Structure," "Proposal No. 1—Election of Directors" and, as applicable, "Delinquent Section 16(a) Reports" of the definitive Proxy Statement for our Annual Meeting of Stockholders to be held on or about May 31, 2023 (the "2023 Proxy Statement"), and is incorporated herein by reference.

Information required by this Item regarding executive officers is included in a separate section captioned "Information About Our Executive Officers" contained in Part I of this annual report.

We have adopted a code of ethics that applies to all of our directors, officers, and employees, including our principal executive, financial and accounting officers, or persons performing similar functions. Our Code of Ethics is posted on our corporate governance website located at http://www.calwatergroup.com. In addition, amendments to the Code of Ethics and any grant of a waiver from a provision of the Code of Ethics requiring disclosure under applicable SEC and NYSE rules will be disclosed at the same location as the Code of Ethics on our corporate governance website located at http://www.calwatergroup.com within four business days of such amendment or waiver.

Item 11. *Executive Compensation.*

The information required by this Item is contained under the captions "Compensation Discussion and Analysis," "Report of the Organization and Compensation Committee of the Board of Directors on Executive Compensation," and "Organization and Compensation Committee Interlocks and Insider Participation" of the 2023 Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item regarding security ownership of certain beneficial owners and management is contained in the section captioned "Stock Ownership of Management and Certain Beneficial Owners" of the 2023 Proxy Statement and is incorporated herein by reference.

The following table represents securities authorized to be issued under our equity compensation plan:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Rights (a)	Weighted-Average Exercise Price of Outstanding Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities Reflected in Column) (a)
Equity compensation plans approved by security holders	92,625	$54.06	1,801,070
Equity compensation plans not approved by security holders	—	—	—
Total	92,625	$54.06	1,801,070

Item 13. *Certain Relationships and Related Transactions and Director Independence.*

The information required by this Item is contained in the sections captioned "Certain Related Persons Transactions" and "Board Structure" of the 2023 Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be presented in the sections captioned "Report of the Audit Committee" and "Relationship with the Independent Registered Public Accounting Firm" of the 2023 Proxy Statement and is incorporated herein by reference.

Form 10-K

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a)   As part of this Form 10-K, the following documents are being filed:

1.   *Financial Statement:*   See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Form 10-K.

2.   *Financial Statement Schedules:*   No financial statement schedules are being included since the information otherwise required is included in the financial statements and the notes thereto.

3.   *Exhibits:*   The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference.

Unless filed with this Form 10-K, the documents listed are incorporated by reference to the filings referred to:

Exhibit Number	
1.1	Equity Distribution Agreement, dated as of April 29, 2022, between California Water Service Group and Morgan Stanley & Co. LLC, Robert W. Baird & Co. Incorporated, Blaylock Van, LLC, Wells Fargo Securities, LLC, Janney Montgomery Scott LLC and Samuel A. Ramirez & Company, Inc. (incorporated by reference to the Company's Form 8-K filed April 29, 2022)
3.1	Certificate of Incorporation of California Water Service Group (Exhibit 3.1 to the Quarterly Report on Form 10-Q filed August 9, 2006)
3.2	Certificate of Amendment to Certificate of Incorporation of California Water Service Group (Exhibit 3.1 to the Current Report on Form 8-K filed June 10, 2011)
3.3	Certificate of Amendment to Amended Certificate of Incorporation of California Water Service Group (Exhibit 3.3 to the Quarterly Report on Form 10-Q filed July 28, 2022)
3.4	Amended and Restated Bylaws of California Water Service Group, as amended on February 22, 2023 (Exhibit 3.1 to the Current Report on Form 8-K filed February 24, 2023)
4.1	Certificate of Designations regarding Series D Participating Preferred Stock, as filed with Delaware Secretary of State on September 16, 1999 (Exhibit 4.2 to Annual Report on Form 10-K for the year ended December 31, 2003)
4.2	Certificate of Elimination of the Series D Participating Preferred Stock, as filed with Delaware Secretary of State on February 27, 2019 (Exhibit 4.2 to Annual Report on Form 10-K for the year ended December 31, 2018)
4.3	Thirty-Ninth Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee (Exhibit 4.1 to Current Report on Form 8-K filed April 21, 2009)
4.4	Forty-Third Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 7.28% First Mortgage Bonds due 2025, Series AAA. (Exhibit 4.5 to Current Report on Form 8-K filed April 21, 2009)
4.5	Forty-Fourth Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 6.77% First Mortgage Bonds due 2028, Series BBB. (Exhibit 4.6 to Current Report on Form 8-K filed April 21, 2009)
4.6	Forty-Fifth Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 8.15% First Mortgage Bonds due 2030, Series CCC. (Exhibit 4.7 to Current Report on Form 8-K filed April 21, 2009)
4.7	Forty-Sixth Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 7.13% First Mortgage Bonds due 2031, Series DDD. (Exhibit 4.8 to Current Report on Form 8-K filed April 21, 2009)
4.8	Forty-Seventh Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 7.11% First Mortgage Bonds due 2032, Series EEE. (Exhibit 4.9 to Current Report on Form 8-K filed April 21, 2009)
4.9	Fifty-First Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 5.54% First Mortgage Bonds due 2023, Series III. (Exhibit 4.13 to Current Report on Form 8-K filed April 21, 2009)

Form 10-K

4.10   Fifty-Seventh Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 6.02% First Mortgage Bonds due 2031, Series OOO. (Exhibit 4.19 to Current Report on Form 8-K filed April 21, 2009)

4.11   Fifty-Eighth Supplemental Indenture dated as of November 22, 2010, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 5.50% First Mortgage Bonds due 2040, Series PPP. (Exhibit 4.1 to Current Report on form 8-K filed November 22, 2010).

4.12   Sixty-Second Supplemental Indenture dated as of June 11, 2019, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 3.40% First Mortgage Bonds due 2029, Series VVV, 4.07% First Mortgage Bonds due 2049, Series WWW, and 4.17% First Mortgage Bonds due 2059, Series YYY (Exhibit 10.1 to the Current Report on Form 8-K filed June 18, 2019)

4.13   Sixty-Third Supplemental Indenture dated as of May 11, 2021, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 2.87% First Mortgage Bonds due 2051, Series ZZZ and 3.02% First Mortgage Bonds due 2061, Series 1 (Exhibit 10.1 to the Current Report on Form 8-K filed May 11, 2021)

4.14   The Company agrees to furnish upon request to the Securities and Exchange Commission a copy of each instrument defining the rights of holders of long-term debt of the Company.

4.15   Description of securities

10.1   Water Supply Contract between Cal Water and County of Butte relating to Cal Water's Oroville District; Water Supply Contract between Cal Water and the Kern County Water Agency relating to Cal Water's Bakersfield District; Water Supply Contract between Cal Water and Stockton East Water District relating to Cal Water's Stockton District. (Exhibits 5(g), 5(h), 5(i), 5(j), Registration Statement No. 2-53678, which exhibits are incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 1974)

10.2   Water Supply Contract between the City and County of San Francisco and wholesale customers in Alameda County, San Mateo County and Santa Clara County for a term of twenty-five years beginning on July 1, 2009 and ending on June 30, 2034. The agreement was dated June 24, 2009. (Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ending September 30, 2009).

10.3   Water Supply Contract dated July 1, 2009 between the City and County of San Francisco and California Water Service Company to provide water to Bear Gulch and Bayshore service areas for a term of twenty-five years beginning July 1, 2009 and ending June 30, 2034. (Exhibit 10.4 to Quarterly Report on Form 10-Q for the quarter ending September 30, 2009).

10.4   Water Supply Contract dated January 27, 1981, between Cal Water and the Santa Clara Valley Water District relating to Cal Water's Los Altos District (Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 1992)

10.5   Amendments No. 3, 6 and 7 and Amendment dated June 17, 1980, to Water Supply Contract between Cal Water and the County of Butte relating to Cal Water's Oroville District. (Exhibit 10.5 to Annual Report on Form 10-K for the year ended December 31, 1992)

10.6   Amendment dated May 31, 1977, to Water Supply Contract between Cal Water and Stockton East Water District relating to Cal Water's Stockton District. (Exhibit 10.6 to Annual Report on Form 10-K for the year ended December 31, 1992)

10.7   Second Amended Contract dated September 25, 1987, among Stockton East Water District, California Water Service Company, the City of Stockton, the Lincoln Village Maintenance District, and the Colonial Heights Maintenance District Providing for the Sale of Treated Water. (Exhibit 10.7 to Annual Report on Form 10-K for the year ended December 31, 1987)

10.8   Water Supply Contract dated April 19, 1927, and Supplemental Agreement dated June 5, 1953, between Cal Water and Pacific Gas and Electric Company relating to Cal Water's Oroville District. (Exhibit 10.9 to Annual Report on Form 10-K for the year ended December 31, 1992)

10.9   Water Supply Agreement dated September 25, 1996, between the City of Bakersfield and California Water Service Company. (Exhibit 10.18 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1996)

10.10   Water Supply Contract dated November 16, 1994, between California Water Service Company and Alameda County Flood Control and Water Conservation District relating to Cal Water's Livermore District (Exhibit 10.15 to Annual Report on Form 10-K for the year ended December 31, 1994)

10.11   California Water Service Group Directors' Retirement Plan (As amended and restated on February 22, 2006) (Exhibit 10.14 to the Annual Report on Form 10-K for the year ended December 31, 2005)

10.12   Credit Agreement dated as of March 29, 2019 among California Water Service Group and certain of its subsidiaries from time to time party thereto, as borrowers, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as sole lead arranger and sole bookrunner, CoBank, ACB, and U.S. Bank National Association as co-syndication agents, Bank of China, Los Angeles Branch and Wells Fargo Bank, National Association as co-documentation agents, and the other lender parties thereto. (Exhibit 10.1 to the Current Report on Form 8-K filed March 29, 2019)

10.13   Credit Agreement dated as of March 29, 2019 among California Water Service Company as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as sole lead arranger and sole bookrunner, CoBank, ACB, and U.S. Bank National Association as co-syndication agents, Bank of China, Los Angeles Branch and Wells Fargo Bank, National Association as co-documentation agents, and the other lender parties thereto. (Exhibit 10.2 to the Current Report on Form 8-K filed March 29, 2019)

10.14   Executive Severance Plan (Exhibit 10.24 to Annual Report on Form 10-K for the year ended December 31, 1998)*

10.15   California Water Service Group Deferred Compensation Plan effective January 1, 2001 (Exhibit 10.22 to Annual Report on Form 10-K for the year ended December 31, 2000)*

10.16   California Water Service Company Supplemental Executive Retirement Plan effective January 1, 2001 (Exhibit 10.23 to Annual Report on Form 10-K for the year ended December 31, 2000)*

10.17   Amendment No. 1 to California Water Service Company Supplemental Executive Retirement Plan effective January 1, 2001 (Exhibit 10.22 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*

10.18   Water Supply Contract 99-73 between the City of Bakersfield and California Water Service Company, dated March 31, 1999 (Exhibit 10.25 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)

10.19   Amendment No. 1 to Water Supply Contract between the City of Bakersfield and California Water Service Company, dated October 3, 2001 (Exhibit 10.26 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)

10.20   Amendment No. 2 to California Water Service Company Supplemental Executive Retirement Plan effective January 1, 2001 (Exhibit 10.27 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*

Form 10-K

10.21   California Water Service Group Amended and Restated Equity Incentive Plan (filed as Appendix A of the California Water Service Group proxy statement dated April 8, 2014, for its Annual Meeting of Stockholders to be held on May 20, 2014, as filed with the SEC on April 8, 2014)*

10.22   The registrant's policy on option repricing under its Equity Incentive Plan (incorporated by reference to Item 8.01 Other Events in the registrant's Current Report on Form 8-K dated April 7, 2005)*

10.23   Water Supply Contract dated September 21, 2005, between Cal Water and the Kern County Water Agency. (Exhibit 10.1 to Current Report on Form 8-K filed on September 21, 2005)

10.24   Form of Restricted Stock Award Grant Notice under the California Water Service Group Equity Incentive Plan. (Exhibit 10.36 to the Annual Report on Form 10-K for the year ended December 31, 2005)

10.25   Form of Restricted Stock Award Agreement under the California Water Service Group Equity Incentive Plan with Assignment Separate From Certificate and Joint Escrow Instructions. (Exhibit 10.38 to the Annual Report on Form 10-K for the year ended December 31, 2005)

10.26   Form of Indemnification Agreement to be entered between California Water Service Group and its directors and officers. (Exhibit 10.44 to the Annual Report on Form 10-K for the year ended December 31, 2006)

21.0   Subsidiaries of the Registrant

22.1   List of Subsidiary Issuers and Guarantors

23.1   Consent of Independent Registered Public Accounting Firm

31.1   Chief Executive Officer certification of financial statements pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2   Chief Financial Officer certification of financial statements pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.0   Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101   The following materials from this Annual Report on Form 10-K formatted in iXBRL (Inline extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Common Stockholders' Equity and (v) the Notes to the Consolidated Financial Statements.

104   The cover page from this Annual Report on Form 10-K, formatted in i XBRL (included as exhibit 101).

---

*   Management contract or compensatory plan or arrangement.

Item 16.   *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

CALIFORNIA WATER SERVICE GROUP

By   /s/ MARTIN A. KROPELNICKI
              MARTIN A. KROPELNICKI,
              President and Chief Executive Officer

Date: March 1, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. The members of the Board of Directors who have signed below constitute a majority of the Board of Directors.

/s/ PETER C. NELSON PETER C. NELSON	Chairman, Board of Directors	Date: March 1, 2023
/s/ GREGORY E. ALIFF GREGORY E. ALIFF	Member, Board of Directors	Date: March 1, 2023
/s/ SHELLY M. ESQUE SHELLY M. ESQUE	Member, Board of Directors	Date: March 1, 2023
/s/ THOMAS M. KRUMMEL THOMAS M. KRUMMEL, M.D.	Member, Board of Directors	Date: March 1, 2023
/s/ YVONNE A. MALDONADO YVONNE A. MALDONADO	Member, Board of Directors	Date: March 1, 2023
/s/ SCOTT L. MORRIS SCOTT L. MORRIS	Member, Board of Directors	Date: March 1, 2023
/s/ CAROL M. POTTENGER CAROL M. POTTENGER	Member, Board of Directors	Date: March 1, 2023
/s/ LESTER A. SNOW LESTER A. SNOW	Member, Board of Directors	Date: March 1, 2023
/s/ PATRICIA K. WAGNER PATRICIA K. WAGNER	Member, Board of Directors	Date: March 1, 2023

Form 10-K

/s/ Martin A. Kropelnicki	President and Chief Executive Officer; Principal Executive Officer; Member, Board of Directors	Date: March 1, 2023
MARTIN A. KROPELNICKI		
/s/ Thomas F. Smegal III	Vice President, Chief Financial Officer and Treasurer; Principal Financial Officer	Date: March 1, 2023
THOMAS F. SMEGAL III		
/s/ Thomas A. Scanlon	Corporate Controller, Principal Accounting Officer	Date: March 1, 2023
THOMAS A. SCANLON		